FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

As of April 30, 2009

TENARIS, S.A.
(Translation of Registrant's name into English)

TENARIS, S.A.
46a, Avenue John F. Kennedy
L-1855 Luxembourg
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F  ✓    Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes       No ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains Tenaris' notice of Annual General Meeting of Shareholders and the Shareholder Meeting Brochure and Proxy Statement and the Company’s 2008 annual report (which includes the Company’s consolidated financial statements for the years ended December 31, 2008, 2007 and 2006 and the Company’s annual accounts as at December 31, 2008, together with the independent auditors’ reports and the Board of Directors’ management report and certification).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 30, 2009

Tenaris, S.A.

By: /s/ Cecilia Bilesio
Cecilia Bilesio
Corporate Secretary

Dear Tenaris Shareholder and ADR Holder,

I am pleased to invite you to attend the Annual General Meeting of Shareholders of the Company. The meeting will be held on Wednesday, June 3, 2009, at 46A, Avenue John F. Kennedy L-1855 Luxembourg and will begin promptly at 11:00 a.m. (Central European Time).

At the Annual General Meeting, you will have the opportunity to hear a report on the Company’s business, financial condition and results of operation and to vote on various matters, including the approval of the Company’s financial statements, the election of the members of the Board of Directors and the appointment of the independent auditors.

The Notice and Agenda for the meeting, the Shareholder Meeting Brochure and Proxy Statement and the Company’s 2008 annual report (which includes the Company’s consolidated financial statements for the years ended December 31, 2008, 2007 and 2006 and the Company’s annual accounts as at December 31, 2008, together with the independent auditors’ reports and the Board of Directors’ management report and certification), are available free of charge at the Company's registered office in Luxembourg and on our website at www.tenaris.com/investors. They may also be obtained upon request, by calling (352) 26-47-89-78 (if you are in Luxembourg), 1-800-555-2470 (if you are in the United States), or +1-267-468-0786 (if you are in another jurisdiction).

Even if you only own a few shares or ADRs, I hope that you will exercise your right to vote at the meeting.  You can vote your shares personally or by proxy. If you choose to vote by proxy, you may use the enclosed dedicated proxy form.  If you are a holder of ADRs, please see the letter from THE BANK OF NEW YORK MELLON, depositary bank, for instructions on how to exercise your vote by proxy.

Yours sincerely,

Paolo Rocca
Chairman and Chief Executive Officer

April 24, 2009

Re: TENARIS S.A.

To:	Registered Holders of American Depositary Receipts (“ADRs”)
for shares of common stock, US$1 Par Value (“Common Stock”), of
Tenaris S.A. (the “Company”):

The Company has announced that its Annual General Meeting of Shareholders will be held on June 3, 2009, at 11:00 a.m. (Central European Time). The meeting will take place at 46A, Avenue John F. Kennedy L-1855 Luxembourg.  A copy of the Company’s Notice of Annual General Meeting of Shareholders, including the agenda for such meeting, is enclosed.

The Notice of Annual General Meeting of Shareholders, the Shareholder Meeting Brochure and Proxy Statement, and the Company’s 2008 annual report (which includes the Company’s financial statements for the years ended December 31, 2008, 2007 and 2006 and the Company’s annual accounts as at December 31, 2008, together with the independent auditors’ report and the Board of Directors’ management report and certification), are available on the website at www.tenaris.com/investors and may also be obtained upon request, by calling 1-800-555-2470 (if you are in the United States) or +1-267-468-0786 (if you are outside the United States). These materials are provided to allow the shares of Common Stock represented by your ADRs to be voted at the meeting.

Each holder of ADRs as of each of April 27, 2009 and May 20, 2009, is entitled to instruct THE BANK OF NEW YORK MELLON, as Depositary (the “Depositary”), as to the exercise of the voting rights pertaining to the Company’s shares of Common Stock represented by such holder’s ADRs.  Although voting instructions are sent to holders and proxy materials are available on the website beginning on May 1, 2009, only those holders of record at each of April 27, 2009 and May 20, 2009 will be entitled to provide the Depositary with voting instructions.  Notwithstanding that holders of ADRs must have held ADRs on each such date, in order to avoid the possibility of double vote, only those positions on May 20, 2009 will be counted for voting instruction purposes. Eligible ADR holders who desire to have their shares represented by their ADRs voted at the meeting must complete, date and sign a proxy form and return it to the Depositary at THE BANK OF NEW YORK MELLON, Proxy Processing P.O. Box 3549, S. Hackensack, NJ  07606-9249, U.S.A. If the Depositary receives properly completed instructions by 5:00 p.m., New York City time, on May 28, 2009, then it shall vote or cause to be voted the shares underlying such ADRs in the manner prescribed by the instructions. However, if by 5:00 p.m., New York time, on May 28, 2009, the Depositary receives no instructions from the holder of ADRs, or the instructions are not in proper form, then the Depositary shall deem such holder to have instructed the Depositary to vote the underlying shares of Common Stock represented by any such ADRs in favor of any proposals or recommendations of the Company, for which purposes the Depositary shall issue a proxy to a person appointed by the Company to vote such underlying shares in favor of any proposals or recommendations of the Company (including any recommendation by the Company to vote such underlying shares on any given issue in accordance with the majority shareholder vote on that issue). No instruction shall be deemed given and no proxy shall be given with respect to any matter as to which the Company informs the Depositary that (i) it does not wish such proxy given, (ii) it has knowledge that substantial opposition exists with respect to the action to be taken at the meeting, or (iii) the matter materially and adversely effects the rights of the holders of ADRs.

Any holder of ADRs entitled to have the shares represented by its ADRs voted at the meeting, is entitled to revoke any instructions which it has previously given to the Depositary by filing with the Depositary a written revocation or duly executed instructions bearing a later date at any time prior to 5:00 p.m., New York time, on May 28, 2009. No instructions, revocations or revisions thereof shall be accepted by the Depositary after that time.

IF YOU WANT YOUR VOTE TO BE COUNTED, THE DEPOSITARY MUST RECEIVE YOUR VOTING INSTRUCTIONS PRIOR TO 5:00 P.M. (NEW YORK CITY TIME) ON MAY 28, 2009.

THE BANK OF NEW YORK MELLON
Depositary
April 24, 2009
New York, New York

Tenaris S.A.
Société Anonyme Holding
46A, avenue John F. Kennedy
L-1855, Luxembourg
(a) RCS Luxembourg B 85 203

Notice of the Annual General Meeting of Shareholders to be held on June 3, 2009

Notice is hereby given to holders of shares of common stock of Tenaris S.A. (the “Company”) that the Annual General Meeting of Shareholders will be held on June 3, 2009, at 11:00 a.m. (Central European Time). The meeting will be held at 46A, avenue John F. Kennedy L-1855 Luxembourg. In the Annual General Meeting, shareholders will vote with respect to the items listed below under the heading “Annual General Meeting of Shareholders”.

Agenda

Annual General Meeting of Shareholders

1.
Consideration of the Board of Directors’ and independent auditors’ reports on the Company’s consolidated financial statements. Approval of the Company’s consolidated financial statements for the years ended December 31, 2008, 2007 and 2006.

2.	Consideration of the Board of Directors’ and independent auditors’ reports on the Company’s annual accounts. Approval of the Company’s annual accounts as at December 31, 2008.

3.	Allocation of results and approval of dividend payment.

4.	Discharge to the members of the Board of Directors for the exercise of their mandate during the year ended December 31, 2008.

5.	Election of the members of the Board of Directors.

6.	Compensation of the members of the Board of Directors.

7.	Appointment of the independent auditors for the fiscal year ending December 31, 2009 and approval of their fees.

8.	Authorisation to the Board of Directors and the board of directors or other governing bodies of the Company’s subsidiaries to acquire Company shares.

9.
Authorisation to the Board of Directors to cause the distribution of all shareholder communications, including its shareholder meeting and proxy materials and annual reports to shareholders, by such electronic means as is permitted by any applicable laws or regulations.

Pursuant to the Company’s Articles of Association, resolutions at the Annual General Meeting of Shareholders will be passed by simple majority vote, irrespective of the number of shares present or represented.

Procedures for Attending the Meeting

Holders of shares wishing to attend the meeting must obtain an admission ticket by depositing their certificates representing their common stock, not later than 4:00 p.m. (local time) on May 29, 2009, at the Company’s office in Luxemburg or at the offices of any of the Company’s subsidiaries set forth below:

Luxembourg:         46A, Avenue John F. Kennedy
L-1855 Luxembourg
Attn: Adélia Soares

Argentina:             c/o Siderca S.A.I.C.
Carlos María della Paolera 299, piso 16°
(C1001ADA) Buenos Aires
Attn: Horacio de las Carreras and/or Eleonora Cimino

Italy:                       c/o Dalmine S.p.A.
Piazza Caduti 6 luglio 1944 n. 1 24044
Dalmine (BG)
Attn: Marco Tajana and/or Teresa Gaini

Mexico:                  c/o Tubos de Acero de México, S.A.
Campos Elíseos 400-17
Col. Chapultepec Polanco
11560 México D.F.
Attn: Félix Todd and/or Luis Armando Leviaguirre

Holders of shares holding their shares through fungible securities accounts wishing to attend the meeting must present a certificate (issued by the financial institution or professional depositary holding such shares) evidencing such deposit and certifying the number of shares recorded in the relevant account as of May 29, 2009.  Such certificate must be filed not later than 4:00 p.m. (local time) on May 29, 2009, at any of the addresses indicated above and, in the case of shares held in Mexico, with S.D. Indeval, S.A. de C.V. (Paseo de la Reforma #255, 2o. y 3er. piso Col. Cuauhtémoc, Mexico City).

Holders of shares as of May 29, 2009, may also vote by proxy. To vote by proxy, holders must file the required certificate evidencing their holdings of shares and a completed proxy form not later than 4:00 p.m. (local time) on May 29, 2009 at any of the addresses indicated above or, in the case of shares held in Mexico, with S.D. Indeval, S.A. de C.V, in Mexico City.

Holders of American Depositary Receipts (“ADRs”) as of April 27, 2009, which continue to hold such ADRs on May 20, 2009, are entitled to instruct THE BANK OF NEW YORK MELLON, as Depositary (the “Depositary”), as to the exercise of the voting rights pertaining to the Company’s shares of common stock represented by such holder’s ADRs. Although voting instructions are sent to holders and proxy materials are available at our website beginning on May 1, 2009, only those holders of record as of each of April 27, 2009 and May 20, 2009 will be entitled to provide the Depositary with voting instructions.  Notwithstanding that holders of ADRs must have held ADRs on each such date, in order to avoid the possibility of double vote, only those positions on May 20, 2009, will be counted for voting instruction purposes. Eligible ADR holders who desire to vote at the meeting must complete, date and sign a proxy form and return it to the Depositary, at THE BANK OF NEW YORK MELLON, Proxy Processing P.O. Box 3549, S. Hackensack, NJ  07606-9249, U.S.A., by 5:00 p.m., New York City time, on May 28, 2009.

The Shareholder Meeting Brochure and Proxy Statement (which contains reports on each item of the agenda for the meeting, and further details on voting procedures) and the forms furnished by the Company in connection with the meeting, may be obtained at any of the addresses indicated above or upon request by calling (352) 26-47-89-78 (if you are in Luxembourg), 1-800-555-2470 (if you are in the United States), or +1-267-468-0786 (if you are in another jurisdiction), but also from the Depositary, Borsa Italiana SpA (Piazza degli Affari 6, 20123, Milan, Italy) and S.D. Indeval S.A. de C.V., as from May 1, 2009, between 10:00 a.m. and 5:00 p.m. (local time).

Copies of the Shareholder Meeting Brochure and Proxy Statement and the forms are also available at www.tenaris.com/investors. Copies of the Company’s 2008 annual report (including the Company’s consolidated financial statements for the years ended December 31, 2008, 2007 and 2006 and the Company’s annual accounts as at December 31, 2008, together with the independent auditors’ report and management report and certification, and the documents referred to in the preceding sentence) may also be obtained free of charge at the Company's registered office in Luxembourg or upon request by calling (352) 26-47-89-78 (if you are in Luxembourg), 1-800-555-2470 (if you are in the United States), or +1-267-468-0786 (if you are in another jurisdiction).

Cecilia Bilesio
Secretary to the Board of Directors

April 24, 2009
Luxembourg

Tenaris S.A.
Société Anonyme Holding
46A, avenue John F. Kennedy
L-1855, Luxembourg
RCS Luxembourg B 85 203

Shareholder Meeting Brochure and Proxy Statement

Annual General Meeting of Shareholders to be held on June 3, 2009

This Shareholder Meeting Brochure and Proxy Statement is furnished by Tenaris S.A. (the “Company”) in connection with the Annual General Meeting of Shareholders to be held, for the purposes set forth in the accompanying Notice of the Annual General Meeting of Shareholders (the “Notice”), on June 3, 2009, starting at 11:00 a.m., at 46A, avenue John F. Kennedy L-1855 Luxembourg.

As of April 24, 2009, there were issued and outstanding 1,180,536,830 shares of common stock, each entitled to one vote, US$1 par value each, of the Company (the “Common Stock”), including the shares of Common Stock (the “Deposited Shares”) deposited with various agents for THE BANK OF NEW YORK MELLON, as depositary (the “Depositary”), under the Amended and Restated Deposit Agreement, dated as of February 28, 2008 (the “Deposit Agreement”), among the Company, the Depositary and all holders from time to time of American Depositary Receipts (the “ADRs”) issued thereunder. The Deposited Shares are represented by American Depositary Shares, which are evidenced by the ADRs (one ADR equals two Deposited Shares).

Each holder of shares of Common Stock is entitled to one vote per share. Holders of shares wishing to attend the meeting must obtain an admission ticket by depositing their certificates confirming their holding of Common Stock, not later than 4:00 p.m. (local time) on May 29, 2009, at any of the addresses indicated in the Notice. Holders of shares that hold shares through fungible securities accounts and wish to attend the meeting must present a certificate (issued by the financial institution or professional depositary holding such shares) evidencing such deposit and certifying the number of shares recorded in the relevant account on May 29, 2009. Such certificate must be filed not later than 4:00 p.m. (local time) on May 29, 2009, at any of the addresses indicated in the Notice, or, in the case of shares held in Mexico, with S.D. Indeval, S.A. de C.V., in Mexico City.

Holders of shares as of May 29, 2009, may also vote by proxy. To vote by proxy, holders must file the required certificate evidencing their holdings of shares and a completed proxy form not later than 4:00 p.m. (local time), on May 29, 2009, at any of the addresses indicated in the Notice, or, in the case of shares held in Mexico, with S.D. Indeval, S.A. de C.V., in Mexico City.

Each holder of ADRs as of April 27, 2009, which continues to hold such ADRs on May 20, 2009, is entitled to instruct the Depositary, as to the exercise of the voting rights pertaining to the Company’s shares of Common Stock represented by such holder’s ADRs. Although voting instructions are sent to holders and proxy materials are available at our website beginning on May 1, 2009, only those holders of record as of each of April 27, 2009 and May 20, 2009 will be entitled to provide the Depositary with voting instructions.  Notwithstanding that holders of ADRs must have held ADRs on each such date, in order to avoid the possibility of double vote, only those positions on May 20, 2009 will be counted for voting instruction purposes. Eligible holders of ADRs who desire to have their shares represented by their ADRs voted at the meeting must complete, date and sign a proxy form and return it to the Depositary, at THE BANK OF NEW YORK MELLON, Proxy Processing P.O. Box 3549, S. Hackensack, NJ  07606-9249, U.S.A. If the Depositary receives properly completed instructions by 5:00 p.m., New York City time, on May 28, 2009, then it shall vote or cause to be voted the shares underlying such ADRs in the manner prescribed by the instructions. However, if by 5:00 p.m., New York time, on May 28, 2009, the Depositary receives no instructions from the holder of ADRs, or the instructions are not in proper form, then the Depositary shall deem such holder to have instructed the Depositary to vote the underlying shares of Common Stock represented by any such ADRs in favor of any proposals or recommendations of the Company, for which purposes the Depositary shall issue a proxy to a person appointed by the Company to vote such underlying shares in favor of any proposals or recommendations of the Company (including any recommendation by the Company to vote such underlying shares on any given issue in accordance with the majority shareholder vote on that issue). No instruction shall be deemed given and no proxy shall be given with respect to any matter as to which the Company informs the Depositary that (i) it does not wish such proxy given (ii) it has knowledge that substantial opposition exists with respect to the action to be taken at the meeting, or (iii) the matter materially and adversely effects the rights of the holders of ADRs. Any holder of ADRs entitled to have the shares represented by its ADRs voted at the meeting is entitled to revoke any instructions which it has previously given to the Depositary by filing with the Depositary a written revocation or duly executed instructions bearing a later date at any time prior to 5:00 p.m., New York time, on May 28, 2009. No instructions, revocations or revisions thereof shall be accepted by the Depositary after that time.

Due to regulatory differences and market practices in each country where the Company’s shares or ADRs are listed, holders of shares traded on the Argentine and Italian stock exchanges who have requested admission to the meeting, or who have issued a voting proxy, must have their shares blocked for trading until the date of the meeting, while holders of shares traded in the Mexican stock exchange and holders of ADRs traded in the New York stock exchange need not have their shares or ADRs, as the case may be, blocked for trading. However, the votes of holders of shares traded in the Mexican stock exchange who sell their shares between May 28, 2009 and June 2, 2009, shall be disregarded for voting purposes.

Under Luxembourg legislation implementing the EU Transparency Directive, investors in the Company’s securities should notify the Company and the Luxembourg Commission de Surveillance du Secteur Financier (CSSF) on an ongoing basis whenever their direct or indirect ownership or other control rights over shares of the Company’s capital or rights to vote such shares either reaches, exceeds or falls below any of the following thresholds: 5%, 10%, 15%, 20%, 25%, 33.33%, 50% and 66.66%. The total number of issued and outstanding shares and votes set forth in the Shareholder Meeting Brochure and Proxy Statement should be used for purposes of determining whether an investor reaches or exceeds each such threshold. Any such notification shall be made as indicated in the Company’s website at www.tenaris.com/investors and in accordance with CSSF regulations. Failure to make such notification shall cause the suspension of the exercise of voting rights relating to the shares exceeding the fraction that should have been notified.

The meeting will appoint a chairperson pro tempore to preside the meeting. The chairperson pro tempore will have broad authority to conduct the meeting in an orderly and timely manner and to establish rules for shareholders who wish to address the meeting; the chairperson may exercise broad discretion in recognizing shareholders who wish to speak and in determining the extent of discussion on each item of the agenda.

Pursuant to the Company’s Articles of Association, resolutions at the Annual General Meeting of Shareholders will be passed by simple majority of the votes cast, irrespective of the number of shares present or represented.

The meeting is called to address and vote on the following agenda:

Annual General Meeting of Shareholders

1. Consideration of the Board of Directors’ and independent auditors’ reports on the Company’s consolidated financial statements. Approval of the Company’s consolidated financial statements for the years ended December 31, 2008, 2007 and 2006.

The Board of Directors recommends a vote FOR approval of the Company’s consolidated financial statements for the years ended December 31, 2008, 2007 and 2006, after due consideration of the reports from each of the Board of Directors and the independent auditors on such consolidated financial statements. The consolidated balance sheets and the related consolidated statements of income, of cash flows and of changes in equity and the notes to such consolidated financial statements, the independent auditors’ report on such consolidated financial statements, and the Board of Directors’ management report on and certification to such consolidated financial statements are included in the Company’s 2008 annual report, a copy of which is available on our website at www.tenaris.com/investors and may also be obtained upon request, by calling (352) 26-47-89-78 (if you are in Luxembourg), 1-800-555-2470 (if you are in the United States), or +1-267-468-0786 (if you are in another jurisdiction).

2.  Consideration of the Board of Directors’ and independent auditors’ reports on the Company’s annual accounts. Approval of the Company’s annual accounts as at December 31, 2008.

The Board of Directors recommends a vote FOR approval of the Company’s annual accounts as at December 31, 2008, after due consideration of the reports from each of the Board of Directors and the independent auditors on such annual accounts. The balance sheet, the profit and loss account and the notes to such annual accounts, the independent auditors’ report on such annual accounts, and the Board of Directors’ management report -which has been combined with its management report on the Company’s consolidated financial statements- and certification to such annual accounts are included in the Company's 2008 annual report, a copy of which is available on our website at www.tenaris.com/investors and may also be obtained upon request, by calling (352) 26-47-89-78 (if you are in Luxembourg), 1-800-555-2470 (if you are in the United States), or +1-267-468-0786 (if you are in another jurisdiction).

3.  Allocation of results and approval of dividend payment.

The Board of Directors recommends a vote FOR approval of a dividend in U.S. dollars, in the amount of US$0.43 per share of Common Stock currently issued and outstanding and US$0.86 per ADR currently issued and outstanding.  As required by Luxembourg law, this dividend includes the interim dividend of US$0.13 per share (US$0.26 per ADR) paid on November 27, 2008. Accordingly, if this dividend proposal is approved, the Company will make a dividend payment on June 25, 2009, in the amount of US$ 0.30 per share of Common Stock currently issued and outstanding and US$ 0.60 per ADR currently issued and outstanding.

The aggregate amount of US$ 153,469,787.90 distributed as interim dividend on November 27, 2008, was paid from reserves of earnings from the nine-month period ended September 30, 2008. The aggregate amount of US$ 354,161,049.00 to be distributed as dividend on June 25, 2009, is to be paid from profits earned during the year ended December 31, 2008. The balance of the fiscal year’s profits will be allocated to the Company’s retained earnings account.

Upon approval of this resolution, it is proposed that the Board of Directors be authorized to determine or amend, in its discretion, the terms and conditions of the dividend payment.

4.           Discharge to the members of the Board of Directors for the exercise of their mandate during the year ended December 31, 2008.

In accordance with applicable Luxembourg law and regulations, it is proposed that, upon approval of the Company’s annual accounts as at December 31, 2008, the members of the Board of Directors be discharged from any liability in connection with the management of the Company’s affairs during such year.

5.  Election of the members of the Board of Directors.

The Company’s Articles of Association provide for the annual election by the holders of shares of Common Stock of a Board of Directors of not less than five and not more than fifteen members. Members of the Board of Directors have a term of office of one year, but may be reappointed.

Under the Company’s Articles of Association and applicable U.S. laws and regulations, effective as of July 15, 2005, the Company is required to have an Audit Committee comprised solely of directors who are independent.

The present Board of Directors of the Company consists of ten directors. Three members of the Board of Directors (Messrs. Jaime Serra Puche, Amadeo Vázquez y Vázquez and Roberto Monti) qualify as independent directors under the Company’s Articles of Association and applicable law and are members of the Audit Committee.

It is proposed that the number of members of the Board of Directors be maintained at ten and that all of the current members of the Board of Directors be re-elected.

Set forth below is summary biographical information of each of the candidates:

1.
Roberto Bonatti. Mr. Bonatti is a member of our board of directors. He is a grandson of Agostino Rocca, founder of the Techint group, a group of companies controlled by San Faustin N.V. (“San Faustin”). Throughout his career in the Techint group he has been involved specifically in the engineering and construction and corporate sectors. He was first employed by the Techint group in 1976, as deputy resident engineer in Venezuela. In 1984, he became a director of San Faustin, and since 2001 he has served as its president. In addition, Mr. Bonatti currently serves as president of Tecpetrol S.A. (“Tecpetrol”) and Techint Compañia Técnica Internacional S.A.C.I. He is also a member of the board of directors of Ternium S.A. (“Ternium”), Siderca S.A.I.C. (“Siderca”) and Siderar S.A.I.C. (“Siderar”). Mr. Bonatti is an Italian citizen.

2.
Carlos Condorelli. Mr. Condorelli is a member of our board of directors. He served as our chief financial officer from October 2002 until September 2007. He is also a board member of Ternium. He began his career within the Techint group in 1975 as an analyst in the accounting and administration department of Siderar. He has held several positions within Tenaris and other Techint group companies, including finance and administration director of Tubos de Acero de México, S.A. (“Tamsa”) and president of the board of directors of Empresa Distribuidora La Plata S.A., or Edelap, an Argentine utilities company. Mr. Condorelli is an Argentine citizen.

3.
Carlos Franck. Mr. Franck is a member of our board of directors. He is president of Santa María S.A.I.F. and Inverban S.A., vice president of Siderca and a member of the board of directors of Techint Financial Corporation N.V., III Industrial Investments Inc., Siderar, Tecpetrol and Tecgas N.V. He has financial, planning and control responsibilities in subsidiaries of San Faustin. Mr. Franck is an Argentine citizen.

4.
Roberto Monti. Mr. Monti is a member of our board of directors. He is the non-executive chairman of Trefoil Limited and a member of the board of directors of Petrobras Energia and of John Wood Group PLC. He has served as vice president of Exploration and Production of Repsol YPF and chairman and CEO of YPF. He was also president of Dowell, a subsidiary of Schlumberger and president of Schlumberger Wire & Testing division for East Hemisphere Latin America. Mr. Monti is an Argentine citizen.

5.
Gianfelice Rocca. Mr. Rocca is a member of our board of directors. He is a grandson of Agostino Rocca. He is chairman of the board of directors of San Faustin, a member of the board of directors of Tamsa and Ternium, president of the Humanitas Group and president of the board of directors of Techint Compagnia Tecnica Internazionale S.p.A. and Tenova S.p.A.  In addition, he sits on the board of directors or executive committees of several companies, including Allianz S.p.A, RCS Quotidiani, and Buzzi Unicem. He is vice president of Confindustria, the leading association of Italian industrialists. He is a member of the Advisory Board of Allianz Group, the Trilateral Commission and the European Advisory Board of the Harvard Business School. Mr. Rocca is an Italian citizen.

6.
Paolo Rocca. Mr. Rocca is chairman of our board of directors and our chief executive officer. He is a grandson of Agostino Rocca. He is also chairman of the board of directors of Tamsa, and vice president of Confab. He is also chairman of the board of directors of Ternium, director and vice president of San Faustin and director of Techint Financial Corporation N.V. Mr. Rocca is the vicechairman of the World Steel Association and member of the International Advisory Committee of the NYSE Euronext (New York Stock Exchange). Mr. Rocca is an Italian citizen.

7.
Jaime Serra Puche. Mr. Serra Puche is a member of our board of directors. He is chairman of SAI Consultores, a Mexican consulting firm, and a member of the board of directors of Chiquita Brands International, the Mexico Fund, Grupo Vitro and Grupo Modelo. Mr. Serra Puche served as Mexico’s Undersecretary of Revenue, Secretary of Trade and Industry, and Secretary of Finance. He led the negotiation and implementation of NAFTA. Mr. Serra Puche is a Mexican citizen.

8.
Alberto Valsecchi. Mr. Valsecchi is a member of our board of directors. He served as our chief operating officer from February 2004 until July 2007. He joined the Techint group in 1968 and has held various positions within Tenaris and other Techint group companies. He has retired from his executive positions. He is also a member of the board of directors of San Faustin and has been elected as the chairman of the board of directors of Dalmine, a position he assumed in May 2008. Mr. Valsecchi is an Italian citizen.

9.
Amadeo Vázquez y Vázquez. Mr. Vázquez y Vázquez is a member of our board of directors. He is an independent member of the board of directors of Gas Natural Ban S.A. He is a member of the executive committee of the Asociación Empresaria Argentina, and of the Fundación Mediterránea, and he is a member of the Advisory Board of the Fundación de Investigaciones Económicas Latinoamericanas. He served as CEO of the Banco Río de la Plata S.A. until August 1997 and was also the chairman of the board of directors of Telecom Argentina S.A. until April 2007. Mr. Vázquez y Vázquez is a Spanish and Argentine citizen.

10.
Guillermo Vogel. Mr. Vogel is a member of our board of directors. He is vice chairman of Tamsa, chairman of Grupo Collado S.A.B. de C.V, vice chairman of Estilo y Vanidad S.A. de C.V. and member of the board of directors of Alfa S.A.B. de C.V., the American Iron and Steel Institute, the North American Steel Council and the North American Competitiveness Council. In addition, he is a member of the board of directors and of the investment committee of the Corporación Mexicana de Inversiones de Capital and a member of the board of directors and the audit committee of HSBC (México). Mr. Vogel is a Mexican citizen.

Each elected director will hold office until the next Annual General Meeting of Shareholders. Under the current Company’s Articles of Association, such meeting is required to be held on June 2, 2010.

The Company’s Board of Directors met nine times during 2008. On January 31, 2003, the Board of Directors created an Audit Committee pursuant to Article 11 of the Company’s Articles of Association. As permitted under applicable laws and regulations, the Board of Directors does not have any executive, nominating or compensation committee, or any committees exercising similar functions.

6.  Compensation of the members of the Board of Directors.

It is proposed that each of the members of the Board of Directors receive an amount of US$ 70,000 as compensation for their services during the fiscal year 2009. It is further proposed that the members of the Board of Directors who are members of the Audit Committee receive an additional fee of US$50,000 and that the Chairman of such Audit Committee receive, further, an additional fee of US$10,000.

7. Appointment of the independent auditors for the fiscal year ending December 31, 2009 and approval of their fees.

Based on the recommendation from the Audit Committee, the Board of Directors recommends a vote FOR the appointment of PricewaterhouseCoopers (acting, in connection with the Company’s annual accounts and annual consolidated financial statements required under Luxembourg law, through PricewaterhouseCoopers S.àr.l., Réviseur d'entreprises, and, in connection with the Company’s annual and interim consolidated financial statements required under the laws of any other relevant jurisdiction, through Pricewaterhouse & Co. S.R.L.) as the Company’s independent auditors for the fiscal year ending December 31, 2009, to be engaged until the next Annual General Meeting of Shareholders that will be convened to decide on the 2009 accounts.

In addition, the Board of Directors recommends a vote FOR approval of the independent auditors’ fees for audit, audit-related and other services to be rendered during the fiscal year ending December 31, 2009, broken-down into four currencies (Argentine Pesos, Euro, Mexican Pesos, and U.S. Dollars), up to a maximum amount for each currency equal to AR$6,860,409, €491,221, MX$4,204,640 and US$1,446,582. Such fees would cover the audit of the Company’s consolidated financial statements and annual accounts, the audit of the Company’s internal controls over financial reporting as mandated by the Sarbanes-Oxley Act of 2002, other audit-related services, and other services rendered by the independent auditors. For information purposes, based on the exchange rate between the U.S. Dollar and each applicable other currency as of December 1, 2008, the aggregate amount of fees for audit, audit-related and other services to be rendered by the independent auditors during the fiscal year ending December 31, 2009, is equivalent to US$4,403,368. The Board of Directors also recommends that its Audit Committee be authorised to approve any increase or reallocation of the independent auditors’ fees as may be necessary, appropriate or desirable under the circumstances.

8. Authorisation to the Board of Directors and the board of directors or other governing bodies of the Company’s subsidiaries to acquire Company shares.

It is recommended that an authorisation be granted to the Company and to the Company’s subsidiaries to acquire, from time to time, shares of Common Stock, including shares of Common Stock represented by ADRs.  Any such acquisition of shares of Common Stock must be made on the following terms and conditions:

1.
The nominal value of the shares of Common Stock so acquired, together with shares of Common Stock previously acquired by the Company, the Company’s wholly-owned subsidiaries or any other person acting on the Company’s behalf, and not cancelled, shall not exceed 10 % of the Company’s issued and outstanding shares of Common Stock or, in the case of acquisitions of shares of Common Stock made through a stock exchange in which the Company’s shares or ADRs are traded, such lower amount as may not be exceeded pursuant to any applicable laws or regulations of such market.

2.
The acquisitions of shares of Common Stock may be made in one or more transactions as the Board of Directors or the board of directors or other governing bodies of the relevant entity, as applicable, considers advisable.  The number of shares of Common Stock acquired as a block may amount to the maximum permitted amount of purchases.

3.
The purchase price per share to be paid in cash may not exceed 125% (excluding transaction costs and expenses), nor may it be lower than 75% (excluding transaction costs and expenses), in each case of the average of the closing prices of the Company’s shares of Common Stock or ADRs in the stock exchange through which the Company’s shares of Common Stock are acquired, during the five trading days in which transactions in the shares were recorded in such stock exchange preceding (but excluding) the day on which the Company’s shares of Common Stock are purchased.  For over-the-counter or off-market transactions, the purchase price per ADR to be paid in cash may not exceed 125% (excluding transaction costs and expenses), nor may it be lower than 75% (excluding transaction costs and expenses), in each case of the average of the closing prices of the Company’s ADRs in the New York Stock Exchange during the five trading days in which transactions in ADRs were recorded in the New York Stock Exchange preceding (but excluding) the day on which the Company’s ADRs are purchased; and, in the case of purchases of shares other than in the form of ADRs, such maximum and minimum purchase prices shall be calculated based on the number of underlying shares represented by such ADRs.

4.
The above maximum and minimum purchase prices shall, in the event of a change in the par value of the shares of Common Stock, a capital increase by means of a capitalization of reserves, a distribution of shares of Common Stock under compensation or similar programs, a stock split or reverse stock split, a distribution of reserves or any other assets, the redemption of capital, or any other transaction impacting on the Company’s equity be adapted automatically, so that the impact of any such transaction on the value of the shares of Common Stock shall be reflected.

5.	The acquisitions of shares of Common Stock may not have the effect of reducing the Company’s net assets below the sum of the Company’s capital stock plus its undistributable reserves.

6.	Only fully paid-up shares of Common Stock may be purchased pursuant to this authorisation.

7.
The acquisitions of shares of Common Stock may be carried out for any purpose, as may be permitted under applicable laws and regulations, including without limitation to reduce the share capital of the Company, to offer such shares to third parties in the context of corporate mergers or acquisitions of other entities or participating interests therein, for distribution to the Company’s or the Company’s subsidiaries’ directors, officers or employees or to meet obligations arising from convertible debt instruments.

8.
The acquisitions of shares of Common Stock may be carried out by any and all means, as may be permitted under applicable laws and regulations, including through any stock exchange in which the Company’s shares or other securities representing shares are traded, through public offers to all shareholders of the Company to buy shares of Common Stock, through the use of derivative financial instruments or option strategies, or in over the counter or off-market transactions or in any other manner.

9.
The acquisitions of shares of Common Stock may be carried out at any time, during the duration of the authorisation, including during a tender offer period, as may be permitted under applicable laws and regulations.

10.
The authorisation granted to acquire shares of Common Stock shall be valid for such maximum period as may be provided for under applicable Luxembourg law as in effect from time to time (such maximum period being, as of to date, 18 months).

11.
The acquisitions of shares of Common Stock shall be made at such times and on such other terms and conditions as may be determined by the Board of Directors or the board of directors or other governing bodies of the relevant entity, provided that, any such purchase shall comply with Article 49-2 et.seq. of the Luxembourg Law of 10 August 1915 on commercial companies, as amended (or any successor law) and, in the case of acquisitions of shares of Common Stock made through a stock exchange in which the Company’s shares or other securities representing shares are traded, with any applicable laws and regulations of such market.

It is recommended that the Annual General Meeting of Shareholders grant this authorization and further grant all powers to the Board of Directors and to the board of directors or other governing bodies of the Company’s subsidiaries, in each case with powers to delegate in accordance with applicable laws, the Company’s Articles of Association or the articles of association of other applicable organizational documents of the relevant Company’s subsidiary, to decide on and implement this authorisation, to define, if necessary, the terms and procedures for carrying out any purchase of shares of Common Stock, and, in particular, to place any stock exchange orders, conclude any agreements, including for keeping registers of purchases and sales of shares of Common Stock, make any declarations to the applicable regulatory authorities, carry out all formalities and, generally, do all such other acts and things as may be necessary, appropriate or desirable under the circumstances. The Board of Directors is expressly authorized to delegate to its Chairman, with the latter having the option to sub-delegate to any other person(s), the performance of the actions entrusted to the Board of Directors, pursuant to, or in connection with, this authorisation.

9. Authorisation to the Board of Directors to cause the distribution of all shareholder communications, including its shareholder meeting and proxy materials and annual reports to shareholders, by such electronic means as is permitted by any applicable laws or regulations.

In order to expedite shareholder communications and ensure their timely delivery, the Board of Directors recommends that it be authorised to cause the distribution of all shareholder communications, including its shareholder meeting and proxy materials and annual reports to shareholders (either in the form of a separate annual report containing financial statements of the Company and its consolidated subsidiaries or in the form of an annual report on Form 20-F or similar document, as filed with the securities authorities or stock markets) by such electronic means as are permitted or required by any applicable laws or regulations (including any interpretations thereof), including, without limitation, by posting such communication on the Company's website, or by sending electronic communications (emails) with attachment(s) in a widely used format or with a hyperlink to the applicable filing by the Company on the website of the above referred authorities or stock markets, or by any other existing or future electronic means of communication as is or may be permitted by any applicable laws or regulations.

In this resolution the Company seeks authorisation under Article 16 of the Luxembourg Transparency Law of 11 January 2008 to give, send or supply information (including any notice or other document) that is required or authorised to be given, sent or supplied to a shareholder by the Company whether required under the Company’s Articles of Association or by any applicable law or any other rules or regulations to which the Company may be subject, by making such information (including any notice or other document) available on the Company’s website or through other electronic means.

*  *  *  *  *

The Company anticipates that the next Annual General Meeting of Shareholders will be held on June 2, 2010. Any holder of shares who intends to present a proposal to be considered at the next Annual General Meeting of Shareholders is requested to submit its proposal in writing to the Company at any of the offices indicated in the Notice not later than 4:00 P.M. (local time) on March 31, 2010, or in accordance with the procedures set forth under applicable Luxembourg law, in order for such proposal to be considered for inclusion on the agenda for the 2010 Annual General Meeting of Shareholders.

PricewaterhouseCoopers are the Company’s independent auditors. A representative of the independent auditors will be present at the meeting to respond to questions.

Cecilia Bilesio
Secretary to the Board of Directors

TENARIS S.A.
ANNUAL REPORT 2008

NY12527:166450.2

company profile

Tenaris is a leading supplier of tubes and related services for the world’s energy industry and certain other industrial applications. Our mission is to deliver value to our customers through product development, manufacturing excellence and supply chain management. We minimize risk for our customers and help them reduce costs, increase flexibility and improve time-to-market. Our employees around the world are committed to continuous improvement by sharing knowledge across a single global organization.

Letter From The Chairman

Dear Shareholders,

The extraordinary expansion cycle that we experienced over the past six years in the oil and gas industry and the global economy came to an abrupt end in the third quarter of 2008. Oil and gas prices have plummeted as has global industrial production. It may take several years before the level of global oil consumption returns to the level seen in 2007. Tenaris has profited from the expansion cycle and stands well positioned to emerge even stronger from the downturn.

2008 was another record year in terms of results. Sales rose to US$12.1 billion, EBITDA to US$4.1 billion and net income to US$2.3 billion. Over the past five years net sales and EBITDA have grown at compound annual rates of 34% and 54% respectively. Shareholders’ equity has more than quadrupled. We took advantage of a favorable operating environment to expand our operations into Eastern Europe and in North America, to grow in the high-end OCTG market through putting together an exceptional range of premium connections, and to increase our operating margins.

We managed this expansion while extending our organization globally and diversifying our employee base. At the end of 2008, we had close to 24,000 employees, an increase of 65% over five years; more than 40% of these employees come from countries outside our traditional roots. Indicators for our safety and environmental performance have steadily improved as we integrated a global industrial system operating with single quality and HSE management systems. Another focus of our investments has been the expansion of our R&D and technical service capabilities. In the past three years, we have opened new R&D centers in Mexico and Italy, creating a global R&D network. We will continue investing in this area to help our customers meet new environmental and technological challenges.

During 2008, we made significant progress in consolidating our integrated product and service offer in the U.S. market and have secured many of the larger oil and gas operators as customers and alliance partners. We successfully sold off the Hydril pressure control business, which had limited synergies with our core tubular products and services business, prior to the change in market conditions. In Colombia, Ecuador and Peru, several customers migrated to our just-in-time service model as we built up our logistics capabilities in the region.

The market environment, however, has changed. Lower commodity prices and a more demanding credit environment mean that many of our customers have no option but to cut back on their investments. Others may choose to do so to bring the market back into balance. We expect demand for our products and services to be lower over the next two years. We are adjusting our operations to these lower demand levels and reducing our working capital. Our investment plans are being reviewed to focus on those that will enhance our long-term competitiveness. We are postponing those projects aimed at increasing capacity, with the exception of our project to increase rolling mill capacity in Mexico, where exploration and production investment is increasing to offset declining rates of oil production.

One area where we will continue to invest is in building up our presence in regional markets. The current global downturn will lead to increased pressure for local production capabilities and our industry is no exception. We recently made an agreement to acquire a majority shareholding in an OCTG processing business in Indonesia with heat treatment and premium connection threading operations. With its natural gas reserves and LNG exports, Indonesia is a market where the majors have significant operations and there is a high demand for premium products. Similarly, we are investing in setting up a premium threading operation in Saudi Arabia and expanding our Nigerian operation.

Although we do not yet know when the global economy will begin a new phase of expansion, we do know that our industry will be among the first to see a recovery in demand. The reduction in investments in oil and gas production will accentuate already high decline rates and bring forward the need for new investment in the future. In the meantime, our solid financial position, the diversity and global nature of our customer base, the strength of an industrial system which can respond rapidly and flexibly to changing levels of demand, our competitive cost structure and capable team all add to our confidence that we will emerge in good shape from this downturn.

Earnings per share rose 10% for the year to USD 1.80, or USD 3.60 per ADS. Given these results, our solid financial position and our confidence in the future, we propose to increase the annual dividend from last year’s level by 13% to USD 0.43 per share (USD 0.86 per ADS) and to pay a dividend, net of the interim we paid in November, of USD 0.30 per share (USD 0.60 per ADS) in June.

The decisions that we make in these more difficult times concerning our long-term relationship with customers, suppliers, employees and the communities where we operate will define the future of our company. We are committed to containing the impact of the crisis while enhancing our competitiveness over the long-term. In this context, I would like to thank our employees not only for their past efforts but also for their commitment to our company in the difficult environment we are facing. I also wish to express my thanks to our customers, suppliers and shareholders for their continuing support and confidence in Tenaris.

April 21, 2009

Paolo Rocca

Management Report

•	CERTAIN DEFINED TERMS

Unless otherwise specified or if the context so requires:

•	References in this annual report to “the Company” refer exclusively to Tenaris S.A., a Luxembourg joint stock corporation (société anonyme holding).

•
References in this annual report to “Tenaris”, “we”, “us” or “our” refer to Tenaris S.A. and its consolidated subsidiaries. See Accounting Policies A, B and L to our audited consolidated financial statements included in this annual report.

•	References in this annual report to “San Faustin” refer to San Faustin N.V., a Netherlands Antilles corporation and the Company’s controlling shareholder.

•	“Shares” refers to ordinary shares, par value $1.00 of the Company.

•	“ADSs” refers to the American Depositary Shares, which are evidenced by American Depositary Receipts.

•	“tons” refers to metric tons; one metric ton is equal to 1,000 kilograms, 2,204.62 pounds, or 1.102 U.S. (short) tons.

•	“billion” refers to one thousand million, or 1,000,000,000.

•	PRESENTATION OF CERTAIN FINANCIAL AND OTHER INFORMATION

Accounting Principles

We prepare our consolidated financial statements in conformity with International Financial Reporting Standards, or IFRS as issued by the International Accounting Standards Board (“IASB”) and adopted by the European Union.

We publish consolidated financial statements expressed in U.S. dollars. Our consolidated financial statements in this annual report are those for the years ended December 31, 2008, 2007 and 2006.

Rounding; Comparability of Data

Certain monetary amounts, percentages and other figures included in this annual report have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be the arithmetic aggregation of the figures that precede them, and figures expressed as percentages in the text may not total 100% or, as applicable, when aggregated may not be the arithmetic aggregation of the percentages that precede them.

•	CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This annual report and any other oral or written statements made by us to the public may contain “forward-looking statements”.  Forward looking statements are based on management’s current views and assumptions and involve known and unknown risks that could cause actual results, performance or events to differ materially from those expressed or implied by those statements.

We use words such as “aim”, “will likely result”, “will continue”, “contemplate”, “seek to”, “future”, “objective”, “goal”, “should”, “will pursue”, “anticipate”, “estimate”, “expect”, “project”, “intend”, “plan”, “believe” and words and terms of similar substance to identify forward-looking statements, but they are not the only way we identify such statements. This annual report contains forward-looking statements, including with respect to certain of our plans and current goals and expectations relating to Tenaris’s future financial condition and performance. Sections of this annual report that by their nature contain forward-looking statements include, but are not limited to, “Business Overview”, “Principal Risks and Uncertainties”, and “Operating and Financial Review and Prospects”. In addition to the risks related to our business discussed under “Principal Risks and Uncertainties”, other factors could cause actual results to differ materially from those described in the forward-looking statements. These factors include, but are not limited to:

•	our ability to implement our business strategy or to grow through acquisitions, joint ventures and other investments;

•	our ability to price our products and services in accordance with our strategy;

•	trends in the levels of investment in oil and gas exploration and drilling worldwide;

•	general macroeconomic and political conditions in the countries in which we operate or distribute pipes; and

•	our ability to absorb cost increases and to secure supplies of essential raw materials and energy.

By their nature, certain disclosures relating to these and other risks are only estimates and could be materially different from what actually occurs in the future. As a result, actual future gains or losses that may affect our financial condition and results of operations could differ materially from those that have been estimated. You should not place undue reliance on the forward-looking statements, which speak only as of the date of this annual report. Except as required by law, we are not under any obligation, and expressly disclaim any obligation, to update or alter any forward-looking statements, whether as a result of new information, future events or otherwise.

Leading indicators

	2008	2007	2006
SALES VOLUMES (thousands of metric tons)
Seamless pipes	2,861	2,870	2,919
Welded pipes	1,648	1,439	578
Total steel pipes	4,509	4,309	3,497

PRODUCTION VOLUMES (thousands of metric tons)
Seamless pipes	2,888	2,836	3,013
Welded pipes	1,547	1,408	642
Total steel pipes	4,435	4,244	3,655

FINANCIAL INDICATORS (millions of USD)
Net sales	12,132	10,042	7,728
Operating income	3,028	2,957	2,792
EBITDA (1)	4,064	3,449	3,046
Net income	2,276	2,076	2,059
Cash flow from operations	1,465	2,021	1,811
Capital expenditures	443	448	441

BALANCE SHEET (millions of USD)
Total assets	15,101	15,245	12,595
Total financial debt	2,977	4,020	3,651
Net financial debt (2)	1,392	2,970	2,095
Total liabilities	6,399	7,715	6,894
Shareholders’ equity including minority interest	8,702	7,530	5,702

PER SHARE / ADS DATA (USD PER SHARE / PER ADS (3))
Number of shares outstanding (4) (thousands of shares)	1,180,537	1,180,537	1,180,537
Earnings per share	1.80	1.63	1.65
Earnings per ADS	3.60	3.26	3.30
Dividends per share (5)	0.43	0.38	0.30
Dividends per ADS (5)	0.86	0.76	0.60
ADS Stock price at year-end	20.98	44.73	49.89
Number of employees (4)	23,873	23,372	21,751

1.	Defined as operating income plus depreciation, amortization and impairment charges.

2.	Defined as borrowings less cash and cash equivalents and other current investments.

3.	On April 26, 2006 the ratio of ADSs to ordinary shares was changed from 1:10 to 1:2. ADS data is stated using the new ratio.

4.	As of December 31.

5.	Proposed or paid in respect of the year.

Tenaris in numbers

Information on the Company

Overview

We are a leading global manufacturer and supplier of steel pipe products and related services for the world’s energy industry as well as for other industrial applications. Our customers include most of the world’s leading oil and gas companies as well as engineering companies engaged in constructing oil and gas gathering, transportation and processing facilities. Our principal products include casing, tubing, line pipe, and mechanical and structural pipes.

In the last fifteen years, we have expanded our business globally through a series of strategic investments, and, in the last three years, we have transformed our presence in the North American market through the acquisitions of Maverick, a leading North American producer of steel pipe products for the oil and gas industry with operations in the U.S., Canada and Colombia, and Hydril, a leading North American manufacturer of premium connections for steel pipe products used in the oil and gas industry with an established reputation worldwide. We now operate an integrated worldwide network of steel pipe manufacturing, research, finishing and service facilities with industrial operations in North and South America, Europe, Asia and Africa and a direct presence in most major oil and gas markets.

Our business is organized in three business segments: Tubes, Projects, and Others.

•	Tubes includes our operations that consist in the production, distribution and sale of seamless and welded tubular products and related services mainly for energy and select industrial applications.

•	Projects includes our operations that consist in the production, distribution and sale of welded pipes mainly used in the construction of major pipeline projects.

•
Others includes our operations that consist mainly in the production, distribution and sale of sucker rods, welded steel pipes for electric conduits, industrial equipment and raw materials, such as hot briquetted iron, or HBI, that exceed our internal requirements.

History and Development of the Company

Tenaris began with the formation of Siderca S.A.I.C., or Siderca, the sole Argentine producer of seamless steel pipe products, by San Faustin’s predecessor in Argentina in 1948. Siat, an Argentine welded steel pipe manufacturer, was acquired in 1986. We grew organically in Argentina and then, in the early 1990s, began to evolve beyond this initial base into a global business through a series of strategic investments. These investments included the acquisition, directly or indirectly, of controlling or substantial interests in the following companies:

•	Tubos de Acero de México S.A., or Tamsa, the sole Mexican producer of seamless steel pipe products (June 1993);

•	Dalmine S.p.A., or Dalmine, a leading Italian producer of seamless steel pipe products (February 1996);

•	Tubos de Acero de Venezuela S.A., or Tavsa, the sole Venezuelan producer of seamless steel pipe products (October 1998);

•	Confab Industrial S.A., or Confab, the leading Brazilian producer of welded steel pipe products (August 1999);

•	NKKTubes, a leading Japanese producer of seamless steel pipe products (August 2000);

•	Algoma Tubes Inc., or AlgomaTubes, the sole Canadian producer of seamless steel pipe products (October 2000);

•	S.C. Silcotub S.A., or Silcotub, a leading Romanian producer of seamless steel pipe products (July 2004);

•	Maverick Tube Corporation, or Maverick, a leading North American producer of welded steel pipe products with operations in the U.S., Canada and Colombia (October 2006); and

•	Hydril Company, or Hydril, a leading North American manufacturer of premium connection products for oil and gas drilling production (May 2007).

In addition, we have established a global network of pipe finishing, distribution and service facilities with a direct presence in most major oil and gas markets and a global network of research and development centers.

In February 2009, we signed an agreement to acquire a 77.45% holding in Seamless Pipe Indonesia Jaya, or SPIJ, an Indonesian OCTG processing business with heat treatment and premium connection threading facilities and an annual production capacity of approximately 120,000 tons.

Business Overview

Our business strategy is to continue expanding our operations worldwide and further consolidate our position as a leading global supplier of high-quality tubular products and services to the energy and other industries by:

•	pursuing strategic investment opportunities in order to strengthen our presence in local and global markets;

•	expanding our comprehensive range of products and developing new high-value products designed to meet the needs of customers operating in increasingly challenging environments;

•	securing an adequate supply of production inputs and reducing the manufacturing costs of our core products; and

•	enhancing our offer of technical and pipe management services designed to enable customers to optimize their selection and use of our products and reduce their overall operating costs.

Pursuing strategic investment opportunities and alliances

We have a solid record of growth through strategic investments and acquisitions. We pursue selective strategic investments and acquisitions as a means to expand our operations and presence in selected markets, enhance our global competitive position and capitalize on potential operational synergies. For example, in September 2008, we announced that we would invest in a project to build new capacity at our seamless pipe facility in Mexico in order to enhance our ability to serve local and global markets. In May 2007, we acquired Hydril, a leading North American manufacturer of premium connections for steel pipe products used in oil and gas drilling production and, in October 2006, we acquired Maverick, a North American producer of steel pipe products for the energy industry, expanding our operations in North America.

Developing high-value products

We have developed an extensive range of high-value products suitable for most of our customers’ operations using our network of specialized research and testing facilities and by investing in our manufacturing facilities. As our customers expand their operations, we seek to supply high-value products that reduce costs and enable them to operate safely in increasingly challenging environments.

Securing inputs for our manufacturing operations

We seek to secure our existing sources of raw material and energy inputs, and to gain access to new sources, of low-cost inputs which can help us maintain or reduce the cost of manufacturing our core products over the long term.

Enhancing our offer of technical and pipe management services

We continue to enhance our offer of technical and pipe management services for our customers worldwide. Through the provision of these services, we seek to enable our customers to optimize their operations, reduce costs and to concentrate on their core businesses. They are also intended to differentiate us from our competitors and further strengthen our relationships with our customers worldwide through long-term agreements.

Our Competitive Strengths

We believe our main competitive strengths include:

•
our global production, commercial and distribution capabilities, offering a full product range with flexible supply options backed up by local service capabilities in important oil and gas producing and industrial regions around the world;

•	our ability to develop, design and manufacture technologically advanced products;

•
our solid and diversified customer base and historic relationships with major international oil and gas companies around the world, and our strong and stable market shares in the countries in which we have manufacturing operations;

•	our human resources around the world with their diverse knowledge and skills;

•	our low-cost operations, primarily at state-of-the-art, strategically located production facilities with favorable access to raw materials, energy and labor, and 50 years of operating experience; and

•	our strong balance sheet.

Business Segments

Our business is organized in three business segments: Tubes, Projects, and Others.

•	Tubes includes our operations that consist in the production, distribution and sale of seamless and welded tubular products and related services mainly for energy and select industrial applications.

•	Projects includes our operations that consist in the production, distribution and sale of welded pipes mainly used in the construction of major pipeline projects.

•
Others includes our operations that consist mainly in the production, distribution and sale of sucker rods, welded steel pipes for electric conduits, industrial equipment and raw materials, such as hot briquetted iron, or HBI, that exceed our internal requirements.

Our Products

Our principal finished products are seamless and welded steel casing and tubing, line pipe and various other mechanical and structural steel pipes for different uses. Casing and tubing are also known as oil country tubular goods or OCTG. In our Projects business segment we also produce large diameter welded steel pipes for oil and gas pipelines. We manufacture our steel pipe products in a wide range of specifications, which vary in diameter, length, thickness, finishing, steel grades, threading and coupling. For most complex applications, including high pressure and high temperature applications, seamless steel pipes are usually specified and, for some standard applications, welded steel pipes can also be used.

Casing. Steel casing is used to sustain the walls of oil and gas wells during and after drilling.

Tubing. Steel tubing is used to conduct crude oil and natural gas to the surface after drilling has been completed.

Line pipe. Steel line pipe is used to transport crude oil and natural gas from wells to refineries, storage tanks and loading and distribution centers.

Mechanical and structural pipes. Mechanical and structural pipes are used by general industry for various applications, including the transportation of other forms of gas and liquids under high pressure.

Cold-drawn pipe. The cold-drawing process permits the production of pipes with the diameter and wall thickness required for use in boilers, superheaters, condensers, heat exchangers, automobile production and several other industrial applications.

Premium joints and couplings. Premium joints and couplings are specially designed connections used to join lengths of steel casing and tubing for use in high temperature or high pressure environments. A significant portion of our steel casing and tubing products are supplied with premium joints and couplings. We own an extensive range of premium connections, and following the integration of Hydril’s premium connections business, we market our premium connection products under the TenarisHydril brand name. In addition, we hold licensing rights to manufacture and sell the Atlas Bradford range of premium connections outside of the United States.

Coiled tubing. Coiled tubing is used for oil and gas drilling and well workovers and for subsea pipelines.

Other Products. We also manufacture sucker rods used in oil extraction activities, industrial equipment of various specifications and diverse applications, including liquid and gas storage equipment, and welded steel pipes for electric conduits used in the construction industry. In addition, we sell raw materials, such as HBI, that exceed our internal requirements.

Research and Development

Research and development, or R&D, activities are carried out primarily at our specialized research facilities located at our Veracruz plant in Mexico, at the product testing facilities of NKKTubes in Japan, at our Campana plant in Argentina, and at the research facilities of the Centro Sviluppo Materiali S.p.A, or CSM, in Rome. We have an 8% interest in CSM, which was acquired in 1997. In addition, in October 2008, we commissioned a new research facitliy at our Dalmine plant, in Italy. Product development and research currently being undertaken include:

•	proprietary premium joint products including Dopeless® technology;

•	heavy wall deep water line pipe and risers;

•	tubes and components for the car industry and mechanical applications;

•	tubes for boilers; and

•	welded pipes for oil and gas and other applications.

In addition to R&D aimed at new or improved products, we continuously study opportunities to optimize our manufacturing processes. Recent projects in this area include modeling of rolling and finishing process and the development of different process controls, with the goal of improving product quality and productivity at our facilities.

We spent $77.3 million for R&D in 2008, compared to $61.7 million in 2007.

Research & development

Tenaris is developing products used in the demanding operating environments that our customers face today.

Our strategy is to raise the quality and range of our products, by accompanying our customers and analyzing new trends in the sectors where they operate.

For major global companies that have moved beyond traditional operations to explore new fields in complex environments, Tenaris offers a complete partnership, rich in options and solutions.

Tenaris's R&D network is a fundamental component in Tenaris's approach to serving the customer. Great knowledge of metallurgy and materials behavior combine with our experience working side-by-side our customers.

Our R&D team is responsible for our TenarisHydril premium connections, the renowned, complete range of connection technology.

We have developed a wide range of proprietary steel grades to withstand high pressure and temperatures as well as sour conditions. We have contributed to the development of specialized products for deep and ultra-deep water projects around the world.

Worldwide, more than 200 scientists and engineers, more than half of whom hold PhDs or Master's degrees work in our centers. Their dedication to continuous improvement and product innovation has already served complex E&P projects and high performance mechanical and structural applications.

Our global network of R&D centers collaborates with more than 60 universities and research institutions worldwide that conduct basic and applied research. This combination of internal and external expertise gives us the means to develop value-added products and improved production processes that directly contribute to our customers' operations and fuel our growth.

The Tenaris R&D Network

While each Center has specific strengths, they work in coordination with a single agenda: finding solutions for our customers. Our R&D Centers are located at some of our most important manufacturing centers worldwide, contributing to improving existing products, developing new ones and innovating the production process.

Tenaris performs ongoing research in the following areas:

- Advanced metallurgy
- Advanced computational modeling of processes and products
- Fracture mechanics and structural integrity
- Full-scale testing
- Corrosion testing
- Nanotechnology

Principal Risks and Uncertainties

We face certain risks associated to our business and the industry in which we operate. The recent worldwide financial and credit crisis that caused the current economic downturn may negatively affect our business and could have a material adverse effect on our revenues, profitability and financial position. For example, the current global economic crisis has resulted in a significant decline in oil and gas prices, which affected the level of drilling activity and thus demand for our products and services. Similarly, our sales of steel pipe products for pipeline projects depend mainly on the implementation of major regional projects, which projects are likely to be adversely affected by the global downturn. In turn, increases in the cost of raw materials and energy may hurt our profitability if we are not able to recover them through increased prices of our products.

We have significant operations in various countries, including Argentina, Brazil, Canada, Colombia, Italy, Japan, Mexico, Romania, the United States and Venezuela, and we sell our products and services throughout the world. Therefore, like other companies with worldwide operations, we are exposed to risks from fluctuations in foreign currency exchange rates, interest rates and inflation, governmental policies regarding spending, exchange controls, regulatory and taxation changes, and other adverse political, economic or social developments in such countries, which could affect our revenues, profitability and financial condition. We have operations in Venezuela, and we can give no assurance that the Venezuelan government will not seek in the future the nationalization of such operations; in addition, developments in Venezuela may adversely affect our operations in that country or our sales to companies incorporated in Venezuela, including Petróleos de Venezuela, or PDVSA, the state-owned oil company, and consequently our revenues and results could be adversely affected.

A key element of our business strategy is to identify and pursue growth-enhancing strategic opportunities. Failure to successfully implement our strategy or to integrate future acquisitions and strategic partnerships could affect our ability to grow, our competitive position and our sales and profitability. In addition, failure to agree with our joint venture partner in Japan on the strategic direction of our joint operations, may have an adverse impact on our operations in Japan.

At December 31, 2008, we had $1,890.6 million in goodwill and intangible assets with indefinite useful life, which are exposed to impairment tests and correspond mainly to the acquisition of Maverick ($919.9 million) and Hydril ($772.0 million). In 2008 we recorded an impairment charge for $502.9 million (of which $394.3 million correspond to Maverick); however, we can give no assurances that further impairment charges will not be required in the future.

Potential environmental, product liability and other claims arising from the inherent risks associated with the products we sell and the services we render, including well failures, line pipe leaks, bursts and fires, that could result in death, personal injury, property damage, environmental pollution or loss of production could create significant liabilities for us. In addition, we are subject to a wide range of local, provincial and national laws, regulations, permit requirements and decrees relating to the protection of human health and the environment and the cost of complying with such regulations as well as unforeseen environmental liabilities may increase our operating costs or negatively impact our net worth.

As a holding company, our ability to pay expenses, debt service and cash dividends depends on the results of operations and financial condition of our subsidiaries, which could be restricted by legal, contractual or other limitations, including exchange controls or transfer restrictions, and other agreements and commitments of our subsidiaries.

The Company’s controlling shareholder may be able to take actions that do not reflect the will or best interests of other shareholders.

The Company’s tax-exempt status will terminate on December 31, 2010. If we are unable to mitigate the consequences of the termination of the preferential tax regime applying to the Company, we or our shareholders may be subject to a higher tax burden in the future.

Our financial risk management is described in Section III. Financial Risk Management, and our provisions and contingent liabilities are described in accounting policy Q and notes 23, 24 and 26 of our consolidated financial statements included in this annual report.

Operating and Financial Review and Prospects

The following discussion and analysis of our financial condition and results of operations are based on, and should be read in conjunction with, our audited consolidated financial statements and the related notes included elsewhere in this annual report. This discussion and analysis presents our financial condition and results of operations on a consolidated basis. We prepare our consolidated financial statements in conformity with IFRS, as issued by the IASB and adopted by the European Union.

Certain information contained in this discussion and analysis and presented elsewhere in this annual report, including information with respect to our plans and strategy for our business, includes forward-looking statements that involve risks and uncertainties. See “Cautionary Statement Concerning Forward-Looking Statements”. In evaluating this discussion and analysis, you should specifically consider the various risk factors identified in “Principal Risks and Uncertainties”, other risk factors identified elsewhere in this annual report and other factors that could cause results to differ materially from those expressed in such forward-looking statements.

Overview

We are a leading global manufacturer and supplier of steel pipe products and related services for the energy industry and other industries.

We are a leading global manufacturer and supplier of steel pipe products and related services for the world’s energy industry as well as for other industrial applications. Our customers include most of the world’s leading oil and gas companies as well as engineering companies engaged in constructing oil and gas gathering and processing facilities. In the last fifteen years, we have expanded our business globally through a series of strategic investments, and, in the last three years, we have transformed our presence in the North American market and significantly expanded the range of products we can offer our customers through the acquisitions of Maverick, a leading North American producer of steel pipe products for the oil and gas industry with operations in the United States, Canada and Colombia, and Hydril, a leading North American manufacturer of premium connection products for the oil and gas industry. We now operate an integrated worldwide network of steel pipe manufacturing, research, finishing and service facilities with industrial operations in North and South America, Europe, Asia and Africa and a direct presence in most major oil and gas markets.

Our main source of revenue is the sale of products and services to the oil and gas industry, and the level of such sales is sensitive to international oil and gas prices and their impact on drilling activities.

Demand for our products and services from the global oil and gas industry, particularly for tubular products and services used in drilling operations, represents a substantial majority of our total sales. Our sales, therefore, depend on the condition of the oil and gas industry and our customers’ willingness to invest capital in oil and gas exploration and development as well as in associated downstream processing activities. The level of these expenditures is sensitive to oil and gas prices as well as the oil and gas industry’s view of such prices in the future. Over the past four years, persistently high oil and gas prices encouraged oil and gas companies to increase their spending and drilling activity to offset declining rates of production from mature fields and to explore and develop new reserves. Global oil prices rose strongly in the first half of 2008, peaking in July in excess of $140 per barrel, but started falling abruptly in the second half of the year to their current levels of around $50 per barrel, reflecting expectations of a significant reduction in demand in the current recessionary environment. Drilling activity has risen in 2008; the annual average of the global count of active drilling rigs, published by Baker Hughes, rose 7% in 2008 compared to 2007. The corresponding rig count in the U.S., which is more sensitive to North American gas prices, increased 6% in 2008 compared to 2007, rising steadily in the first part of the year to peak at 2,031 during the month of September and falling in the fourth quarter to end the year at 1,623 and has subsequently fallen to 1,039 at the end of March, 2009. In Canada, the corresponding rig count, which is also sensitive to North American gas prices and where oil and gas drilling activity is affected by seasonal factors, increased 11% in 2008 compared to 2007.

A growing proportion of exploration and production spending by oil and gas companies has been directed at offshore, deep drilling and non-conventional drilling operations in which high-value tubular products, including special steel grades and premium connections, are usually specified. Technological advances in drilling techniques and materials are opening up new areas for exploration and development. More complex drilling conditions would be expected to demand new and high value products and services in most areas of the world. We estimate that apparent demand for OCTG rose in 2008 compared to 2007. However, global business and market conditions changed markedly during 2008 as the financial crisis intensified in September and spread rapidly to other sectors all over the world. It has become increasingly clear that the impact on the real economy is likely to be severe and long-lasting. We expect that apparent demand for OCTG will suffer a strong adjustment in 2009, reflecting an expected decline in oil and gas drilling activity and efforts to reduce inventories, particularly in North America where an unprecedented level of Chinese imports has fueled a strong surge in inventories of OCTG during 2008. Demand for premium and other high-end OCTG products should hold up better than for standard product grades as oil and gas companies maintain their investments in complex projects already underway. Similarly, demand for our large-diameter pipes for pipeline projects in South America rose during 2008 as we made deliveries to a number of pipeline projects in Brazil, Argentina and Colombia. However, sales are expected to decline in 2009 as the current order backlog is lower than last year and customers delay the implementation of new projects.

Our business is highly competitive.

The global market for steel pipes is highly competitive, with the primary competitive factors being price, quality, service and technology. We sell our products in a large number of countries worldwide and compete primarily against European and Japanese producers in most markets outside North America. In the United States and Canada we compete against a wide range of local and foreign producers. Competition in markets worldwide has been increasing, particularly for products used in standard applications, as producers in countries like China and Russia increase production capacity and enter export markets.

Our production costs are sensitive to prices of steelmaking raw materials and other steel products.

We purchase substantial quantities of steelmaking raw materials, including ferrous steel scrap, direct reduced iron (DRI), pig iron, iron ore and ferroalloys, for use in our production of our seamless pipe products. In addition, we purchase substantial quantities of steel coils and plate for use in the production of our welded pipe products. Our production costs, therefore, are sensitive to prices of steelmaking raw materials and certain steel products, which reflect supply and demand factors in the global steel industry and in the countries where we have our manufacturing facilities.

In recent years, the costs of steelmaking raw materials have increased significantly due to increased global demand for steel products in general. Likewise, the cost of purchasing steel coils and plate has also increased. Such costs rose steeply in the first half of 2008, but fell even more steeply during the second half of the year as the recessionary environment had an almost immediate impact on global steelmaking activity. Pipe prices, which had risen during 2008, offsetting cost increases are expected to decline in 2009, reflecting the decline in demand and the correction in raw material and energy costs.

Results of Operations

The following discussion and analysis of our financial condition and results of operations are based on our audited consolidated financial statements included elsewhere in this annual report. Accordingly, this discussion and analysis present our financial condition and results of operations on a consolidated basis. See accounting policies A and B to our audited consolidated financial statements included in this annual report. The following discussion should be read in conjunction with our audited consolidated financial statements and the related notes included in this annual report.

Thousands of U.S. dollars (except number of shares and per share amounts)	For the year ended December 31,
	2008	2007
Selected consolidated income statement data

IFRS
Continuing Operations
Net sales	12,131,836	10,042,008
Cost of sales	(6,799,189)	(5,515,767)
Gross profit	5,332,647	4,526,241
Selling, general and administrative expenses	(1,819,011)	(1,573,949)
Other operating income (expenses), net	(485,772)	4,933
Operating income	3,027,864	2,957,225
Interest income	48,873	93,392
Interest expense	(185,836)	(275,648)
Other financial results	(104,272)	(22,754)
Income before equity in earnings of associated companies and income tax	2,786,629	2,752,215
Equity in earnings of associated companies	89,556	113,276
Income before income tax	2,876,185	2,865,491
Income tax	(1,011,675)	(823,924)
Income for continuing operations (1)	1,864,510	2,041,567
Discontinued Operations
Income (loss) for discontinued operations	411,110	34,492
Income for the year (1)	2,275,620	2,076,059
Income attributable to (1):
Equity holders of the Company……………………...	2,124,802	1,923,748
Minority interest	150,818	152,311
Income for the year(1)	2,275,620	2,076,059
Depreciation and amortization	(532,934)	(514,820)
Weighted average number of shares outstanding	1,180,536,830	1,180,536,830
Basic and diluted earnings per share for continuing operations	1.45	1.60
Basic and diluted earnings per share	1.80	1.63
Dividends per share(2)	0.43	0.38

_______________
(1)
International Accounting Standard No. 1 (“IAS 1”) (revised), requires that income for the year as shown on the income statement not exclude minority interest. Earnings per share, however, continue to be calculated on the basis of income attributable solely to the equity holders of the Company.

(2)	Dividends per share correspond to the dividends proposed or paid in respect of the year.

Thousands of U.S. dollars (except number of shares)	At December 31,
	2008	2007
Selected consolidated balance sheet data

IFRS
Current assets	7,252,417	(1)	6,514,043
Property, plant and equipment, net	2,982,871		3,269,007
Other non-current assets	4,865,424		5,461,537
Total assets	15,100,712		15,244,587

Current liabilities	3,790,017	(1)	3,328,066
Non-current borrowings	1,241,048		2,869,466
Deferred tax liabilities	1,053,838		1,233,836
Other non-current liabilities	313,922		283,369
Total liabilities	6,398,825		7,714,737

Capital and reserves attributable to the Company’s equity holders	8,176,571		7,006,277
Minority interest	525,316		523,573
Total liabilities and equity	15,100,712		15,244,587
Number of shares outstanding(Fa	1,180,536,830		1,180,536,830

(1)
In 2007, current assets include current and non current assets held for sale ($651.2 million), related to the divestment of Hydril’s pressure control business and current liabilities include liabilities associated with such assets ($267.0 million).

The following table sets forth our operating and other costs and expenses as a percentage of net sales for the periods indicated.

Percentage of net sales	For the year ended December 31,
	2008	2007

Continuing Operations
Net sales	100.0	100.0
Cost of sales	(56.0)	(54.9)
Gross profit	44.0	45.1
Selling, general and administrative expenses	(15.0)	(15.7)
Other operating income (expenses), net	(4.0)	0.0
Operating income	25.0	29.4
Interest income	0.4	0.9
Interest expense	(1.5)	(2.7)
Other financial results	(0.9)	(0.2)
Income before equity in earnings of associated companies and income tax	23.0	27.4
Equity in earnings of associated companies	0.7	1.1
Income before income tax	23.7	28.5
Income tax	(8.3)	(8.2)
Income for continuing operations	15.4	20.3
Discontinued Operations
Income (loss) for discontinued operations	3.4	0.3
Income for the year	18.8	20.7
Income attributable to:
Equity holders of the Company	17.5	19.2
Minority interest	1.2	1.5

Fiscal Year Ended December 31, 2008, Compared to Fiscal Year Ended December 31, 2007

Net Sales, Cost of Sales and Operating Income

The following table shows our net sales by business segment for the periods indicated below:

Millions of U.S. dollars	For the year ended December 31,				Increase / (Decrease)
	2008		2007

Tubes	10,115.0	83%	8,552.6	85%	18%
Projects	1,270.9	10%	876.3	9%	45%
Others	745.9	6%	613.1	6%	22%
Total	12,131.8	100%	10,042.0	100%	21%

The following table indicates our sales volume of seamless and welded pipes by business segment for the periods indicated below:
Thousands of tons	For the year ended December 31,		Increase / (Decrease)
	2008	2007

Tubes – Seamless	2,861	2,870	(0%)
Tubes – Welded	1,057	965	10%
Tubes – Total	3,918	3,835	2%
Projects – Welded	591	474	25%
Total – Tubes + Projects	4,509	4,309	5%

Tubes

The following table indicates, for our Tubes business segment, net sales by geographic region, cost of sales as a percentage of net sales, operating income and operating income as a percentage of net sales for the periods indicated below:

Millions of U.S. dollars	For the year ended December 31,		Increase / (Decrease)
	2008	2007
Net sales
- North America	4,519.2	2,921.7	55%
- South America	1,353.7	1,221.7	11%
- Europe	1,705.6	1,661.4	3%
- Middle East & Africa	1,809.9	2,057.6	(12%)
- Far East & Oceania	726.6	690.2	5%
Total net sales	10,115.0	8,552.6	18%
Cost of sales (% of sales)	53%	52%
Operating income	2,822.1	2,713.9	4%
Operating income (% of sales)	28%	32%

Net sales of tubular products and services rose 18% to $10,115.0 million in 2008, compared to $8,552.6 million in 2007, due to higher average selling prices and higher volumes of welded pipe sales. In North America, demand for our products increased throughout the region, particularly for our OCTG products as we consolidated our integrated product and service offering following the acquisition of Hydril in May 2007 in an expanding market. In South America, sales increased due primarily to higher OCTG demand in Venezuela and Ecuador. In Europe, sales increased, as higher average selling prices offset a decrease in volumes due to lower industrial activity and an increase in Chinese imports. In the Middle East and Africa, sales were affected by inventory adjustments and lower sales of American Petroleum Institute, or API, OCTG products. In the Far East and Oceania, sales increased as higher average selling prices more than offset a decrease in volumes.

Cost of sales of tubular products and services, expressed as a percentage of net sales, rose from 52% to 53%, reflecting a steep increase in raw material costs for our seamless pipe products and steel costs for our welded pipe products in the first half of the year, which then started to correct towards the end of the year.

Operating income from tubular products and services, which included $368.5 million in impairment charges, rose 4% to $2,822.1 million in 2008, from $2,713.9 million in 2007 as higher sales more than offset a lower margin resulting from the impairment charges. These impairment charges reflect the impact on the value of the intangible assets coming from our Maverick acquisition due to changes in our operating environment in North America, particularly in respect of the outlook for natural gas drilling in the region over the next two years.

Projects

The following table indicates, for our Projects business segment, net sales, cost of sales as a percentage of net sales, operating income and operating income as a percentage of net sales for the periods indicated below:

Millions of U.S. dollars	For the year ended December 31,		Increase / (Decrease)
	2008	2007

Net sales	1,270.9	876.3	45%
Cost of sales (% of sales)	70%	71%
Operating income	249.0	184.8	35%
Operating income (% of sales)	20%	21%

Net sales of pipes for pipeline projects rose 45% to $1,270.9 million in 2008, compared to $876.3 million in 2007, reflecting strong shipments to gas and other pipeline projects in Brazil, Argentina and Colombia and higher average selling prices.

Operating income from pipes for pipeline projects rose 35% to $249.0 million in 2008, from $184.8 million in 2007, due to the increase in net sales and a relatively stable operating margin.

Others

The following table indicates, for our Others business segment, net sales, cost of sales as a percentage of net sales, operating income and operating income as a percentage of net sales for the periods indicated below:

Millions of U.S. dollars	For the year ended December 31,		Increase / (Decrease)
	2008	2007

Net sales	745.9	613.1	22%
Cost of sales (% of sales)	73%	76%
Operating income	(43.3)	58.5	(174%)
Operating income (% of sales)	(6%)	10%

Net sales of other products and services rose 22% to $745.9 million in 2008, compared to $613.1 million in 2007, reflecting higher sales of electric conduits, sucker rods, industrial equipment and excess raw materials.

Operating income from other products and services, for the year 2008 were affected by impairment charges of $134.4 million on our assets in this segment. As previously mentioned, the downturn in the North American economy negatively affected the value of the intangible assets coming from the acquisition of Maverick, in this case those associated with the welded steel pipes for electric conduits business. In the same way, we also registered impairment charges associated to our raw materials producing business (HBI), which has suffered the steep decline in the prices of raw materials which occurred in the second half of the year.

Selling, general and administrative expenses, or SG&A, decreased as a percentage of net sales to 15.0% in 2008 compared to 15.7% in 2007 but increased in absolute terms to $1,819.0 million compared to $1,573.9 million in 2007. SG&A increased in absolute terms due to higher commissions, freight and other selling expenses, higher labor costs and higher taxes and services and fees. These increases were related primarily to higher activity in terms of net sales.

Other operating income and expenses resulted in net expenses of $485.8 million in 2008, compared to net income of $4.9 million in 2007, as in 2008 we recorded impairment charges amounting to $502.9 million. These charges reflect changes in our operating environment, particularly in respect of the outlook for natural gas drilling in North America over the next two years.

Net interest expenses totalled $137.0 million in 2008, compared to net interest expenses of $182.3 million in 2007, reflecting a lower net debt position and lower interest rates.

Other financial results generated a loss of $104.3 million in 2008, compared to a loss of $22.8 million during 2007. These results largely reflect gains and losses on net foreign exchange transactions and the fair value of derivative instruments and are to a large extent offset by changes to our net equity position. These gains and losses are mainly attributable to variations in the exchange rates between our subsidiaries’ functional currencies (other than the US dollar) and the US dollar in accordance with IFRS, principally  the variations of the Mexican peso, the Euro, the Brazilian real and the Yen against the US dollar.

Equity in earnings of associated companies generated a gain of $89.6 million in 2008, compared to a gain of $113.3 million in 2007. These gains were derived mainly from our equity investment in Ternium S.A., or Ternium, but, in 2007, also included a gain of $18.4 million recorded on the sale of our remaining 25% participation in Dalmine Energie.

Income tax charges of $1,011.7 million were recorded during 2008. Excluding the effect of impairment losses during the year amounting to $502.9 million, the tax rate was equivalent to 31% of income before equity in earnings of associated companies and income tax. In 2007, we recorded income tax charges amounting to $823.9 million, equivalent to 30% of income before equity in earnings of associated companies and income tax.

Income from discontinued operations amounted to $411.1 million in 2008, compared to $34.5 million in 2007. The 2008 income included the result of the sale of Hydril’s pressure control business, completed on April 1, 2008, amounting to $394.3 million.

Net income rose to $2,275.6 million in 2008, compared to $2,076.1 million in 2007, reflecting a 2% increase in the operating income after impairment charges and the result of the sale of Hydril’s pressure control business.

Income attributable to equity holders was $2,124.8 million, or $1.80 per share ($3.60 per ADS), in 2008, compared to $1,923.7 million, or $1.63 per share ($3.26 per ADS) in 2007.

Income attributable to minority interest was $150.8 million in 2008, compared to $152.3 million in 2007 as higher results at Confab were offset by lower results at NKKTubes and losses at other subsidiaries.

Liquidity and Capital Resources

The following table provides certain information related to our cash generation and changes in our cash and cash equivalents position for each of the last two years:

Millions of U.S. dollars	For the year ended December 31,
	2008	2007

Net cash provided by operating activities	1,465.0	2,020.6
Net cash provided by (used in) investing activities	722.4	(2,287.1)
Net cash (used in) provided by financing activities	(1,570.4)	(196.7)
Increase (Decrease) in cash and cash equivalents	617.0	(463.2)
Effect of exchange rate changes	(46.3)	52.5
Cash and cash equivalents at the beginning of year	954.3	1,365.0
Cash and cash equivalents at the end of year	1,525.0	954.3

Our financing strategy is to maintain adequate financial resources and access to additional liquidity. During 2008, we have counted on cash flows from operations as well as additional bank financing to fund our transactions. Short-term bank borrowings were used as needed throughout the year.

We believe that funds from operations, availability of liquid financial assets and our access to external borrowing through the financial markets will be sufficient to satisfy our working capital needs and to service our debt in the foreseeable future. Net financial debt (total financial debt less cash and cash equivalents and other current investments) at December 31, 2008 amounted to $1,392.4 million. We believe that our liquidity and capital resources give us adequate flexibility to manage our planned capital spending programs, to service our debt and to address short-term changes in business conditions.

We have a conservative approach to the management of our liquidity, which consist mainly of cash and cash equivalents, comprising cash in banks, short-term money market funds and highly liquid short-term securities with a maturity of less than 90 days at the date of purchase. Assets recorded in cash and cash equivalents are carried at fair market value, or at historical cost which approximates fair market value.

We hold primarily money market investments and variable or fixed-rate securities from investment grade issuers. We concentrate our cash in major financial centers (mainly New York and London). We hold our cash and cash equivalents primarily in U.S. dollars. As of December 31, 2008, U.S. dollar denominated liquid assets represented around 70% of total liquid financial assets, while Euro denominated liquid assets represented around 19%. Liquid financial assets as a whole (excluding current investments) were 10.2% of total assets compared to 6.3% at the end of 2007.

Cash and cash equivalents (excluding bank overdraft) increased from $962.5 million at December 31, 2007, to $1,538.8 million at December 31, 2008. In addition, we had other current investments which amounted to $45.9 million as of December 31, 2008 and to $87.5 million as of December 31, 2007.

Fiscal Year Ended December 31, 2008, Compared to Fiscal Year Ended December 31, 2007

Operating activities

Net cash provided by operations during 2008 decreased to $1,465.0 million compared to $2,020.6 million in 2007, primarily reflecting an increase in working capital which more than offset the increase in operating income, excluding non cash impairment charges, to $3,530.8 million in 2008, from $2,957.2 million in 2007. Working capital increased by $1,051.6 million in 2008, compared to a $110.4 million increase in 2007. The increase in working capital comprised mainly:

•	an increase in inventories of $492.5 million, reflecting primarily an increase in business activity and input costs;

•	an increase in trade receivables of $374.5 million, mainly due to higher sales; and

•	a decrease in customer advances and other liabilities of $174.0 million, and $71.6 million respectively, partially offset by an increase in trade payables of $48.9 million.

Investing activities

Net cash provided by investing activities in 2008 was $722.4 million, compared to net cash used in investing activities amounting to $2,287 million in 2007. The main differences were as follows:

•	in 2008, we received the proceeds from the sale of Hydril’s pressure control business, amounting to approximately $1.1 billion;

•	in 2007, we spent approximately $2.0 billion to acquire Hydril;

•	capital expenditures for 2008 amounted $443.2 million, a similar amount to the $447.9 million spent in 2007; and

•	in 2008, we reduced our investments in short-term securities as a result of dispositions in an aggregate amount of $41.7 million, compared to dispositions of $96.1 million in 2007.

Financing activities

Net cash used in financing activities, including dividends paid, proceeds and repayments of borrowings, was $1,570.4 million in 2008, compared to net cash used in financing activities in 2007 of $196.7 million.

Dividends paid, including dividends paid to minority interests in subsidiaries, amounted to $535.8 million in 2008, of which $295 million were paid to equity holders in respect of the 2007 fiscal year and $153 million were paid to equity holders in November 2008, as an interim dividend in respect of the dividend for the 2008 fiscal year. This compares to $567.9 million paid in 2007, of which $354 million were paid in respect of the 2006 fiscal year and $153 million were paid to equity holders in November 2007, as an interim dividend for the 2007 fiscal year.

Net repayments of borrowings (proceeds less repayments) totaled $1,034.6 million in 2008, compared to net proceeds from borrowings of $371.2 million in 2007.

Our total liabilities to total assets ratio decreased to 0.42:1 as of December 31, 2008, compared to 0.51:1 as of December 31, 2007.

Principal Sources of Funding

Financial liabilities

Total financial debt decreased by $1,043.2 million to $2,977.0 million at December 31, 2008 from $4,020.2 million at December 31, 2007.

Our financial liabilities (other than trade payables and derivative financial instruments) consist mainly of bank loans. As of December 31, 2008 U.S. dollar-denominated financial debt and Euro-denominated financial debt represented 81.7% and 12.7%, respectively, of total financial debt. For further information about our financial debt, please see note 20 “Borrowings” to our consolidated financial statements included in this annual report.

The following table shows the composition of our financial debt at December 31, 2008 and 2007:

Thousands of U.S. dollars	2008	2007

Bank borrowings	2,820,398	3,953,696
Bank overdrafts	13,747	8,194
Other loans	141,938	56,592
Finance lease liabilities	932	1,763
Total borrowings	2,977,015	4,020,245

The weighted average interest rates before tax shown below were calculated using the rates set for each instrument in its corresponding currency as of December 31, 2008 and 2007.  The changes in interest rate are basically due to changes in floating interest rate.

	2008	2007

Bank borrowings	5.23%	5.80%
Other loans	4.99%	5.50%
Finance lease liabilities	7.74%	2.52%

The maturity of our financial debt is as follows:

Thousands of U.S. dollars At December 31, 2008	1 year or less	1 - 2 years	2 – 3 years	3 - 4 years	4 - 5 years	Over 5 years	Total
Financial lease	368	165	160	160	79	-	932
Other borrowings	1,735,599	527,379	511,125	135,615	50,064	16,301	2,976,083
Total borrowings	1,735,967	527,544	511,285	135,775	50,143	16,301	2,977,015

Estimated interest to be accrued	98,668	24,163	16,329	5,896	1,920	2,030	149,006
Total borrowings plus estimated interest to be accrued	1,834,635	551,707	527,614	141,671	52,063	18,331	3,126,021

Our current debt to total debt ratio increased from 0.29:1 as of December 31, 2007 to 0.58:1 as of December 31 2008.

For information on our derivative financial instruments, please see note 25 “Derivative financial instruments” to our audited consolidated financial statements included in this annual report.

Significant Borrowings

Our most significant borrowings as of December 31, 2008 are as follows:

Millions of U.S. dollars
Date	Borrower	Type	Original Principal amount	Outstanding Principal amount as of December 31, 2008	Maturity
March 2005	Tamsa	Syndicated loan	300.0	180.0	March 2010
October 2006	Maverick	Syndicated loan	750.0	452.3	October 2011
October 2006	Tamsa	Syndicated loan	700.0	466.7	October 2011
October 2006	Siderca	Syndicated loan	480.5	288.3	October 2009
October 2006	Dalmine	Syndicated loan	150.0	100.0	October 2011
May 2007	Tenaris	Syndicated loan	1,000.0	250.0	May 2009 (*)
May 2007	Hydril	Syndicated loan	300.0	233.0	May 2012
June 2008	Dalmine	Bilateral	150.0	150.0	June 2013

(*)This loan may be extended at the Company's option until May 2012, upon notice to the agent no later than three business days prior to the original maturity date.

The main covenants on these loan agreements are limitations on liens and encumbrances, limitations on the sale of certain assets, restrictions on investments and compliance with financial ratios (e.g., leverage ratio and interest coverage ratio in Tamsa’s, Maverick’s, Siderca’s, Dalmine’s and Hydril’s syndicated loan agreements, leverage ratio and debt service coverage ratio in the Company’s syndicated loan agreement, and leverage ratio and net debt to equity ratio in Dalmine’s bilateral loan). In addition, except for the Company’s syndicated loan agreement, these syndicated loans have certain restrictions on capital expenditures. As of December 31, 2008, Tenaris was in compliance with all of its covenants.

Tenaris’s consolidated debt includes $57 million of Dalmine’s debt and $11 million of Confab’s debt secured by certain properties of these subsidiaries.

For further information on our borrowings, please see note 20 “Borrowings” to our audited consolidated financial statements included in this annual report.

Recent Developments

Acquisition of Seamless Pipe Indonesia Jaya

In February 2009, we entered into an agreement to acquire from Bakrie & Brothers TbK, Green Pipe International Limited and Cakrawala Baru a 77.45% holding in Seamless Pipe Indonesia Jaya, or SPIJ, an Indonesian OCTG processing business with heat treatment and premium connection threading facilities, for a purchase price of $73.5 million, with $24.9 million being payable as consideration for SPIJ’s equity and $ 48.6 million as consideration for the assignment of certain sellers’ loan to SPIJ. SPIJ has an annual processing capacity of 120,000 tons and has had a commercial alliance with us for more than a decade. SPIJ employs around 500 persons and had revenues of approximately $140 million in 2008.

The acquisition, whose completion is subject to customary conditions, including regulatory approval and compliance with certain minority shareholder rights, would allow us to strengthen our global production capabilities and local presence in Indonesia, one of the world’s leading producers of liquified natural gas, or LNG.

Dividend payment

In February 2009, our board of directors proposed, for the approval of the annual general shareholders’ meeting to be held on June 3, 2009, the payment of an annual dividend of $0.43 per share ($0.86 per ADS), or approximately $507 million, which includes the interim dividend of $0.13 per share ($0.26 per ADS) paid on November 27, 2008. If the annual dividend is approved by the shareholders, a dividend of $0.30 per share ($0.60 per ADS), or approximately $354 million will be paid on June 25, 2009, with an ex-dividend date of June 22, 2009.

Health, Safety and Environment

We are subject to a wide range of local, provincial and national laws, regulations, permits and decrees in the countries where we have manufacturing operations concerning, among other things, human health, discharges to the air and water and the handling and disposal of solid and hazardous wastes. Compliance with these environmental laws and regulations is a significant factor in our business.

Tenaris is committed to protecting the health and safety of its employees and the communities in which it operates, as well as to minimizing its own impact on the environment and supporting broader industry and public efforts to protect the environment.

In accordance with the principle of sustainable development, our efforts in this area are focused on improving the efficiency of our operations, designing our processes with a sustainable approach, reducing energy consumption, minimizing and recycling waste, and employee training. We continue to work on the implementation and improvement of our integrated Health, Safety and Environment (HSE) management system. Based on international standards such as ISO 14000 and OHSA 18000, the system applies ecoefficiency and integral safety concepts to all of our operations. Following the further development and deployment of an integrated IT safety and environmental tool, we are able to record, track and analyze safety and environment accidents and incidents at our plants, follow up with corrective actions and track HSE performance.

We believe that accidents do not happen by chance and that we should make every effort to prevent injuries and work-related illnesses. To achieve this objective we have instituted innovative programs that reward safe behavior through accident prevention and hold weekly meetings with managers, safety staff and workers at each of our mills to discuss accidents and share ideas to improve safety. We dedicate a percentage of working hours to safety training.  At Tenaris, investments in training, processes and workplace behavior are complemented by capital investments in the mills. A significant proportion of our capital investment pending is allocated toward improving safety in our operations.  A significant portion of Tenaris’s new investments contributes to reduce the environmental impact of operations, products and services. We adopt the most appropriate and ecoefficient designs and technologies available and continuously review our HSE performance so as to improve it. We monitor the operations of our subcontractors in addition to our own, seeking to maximize the efficiency in the use of energy and material resources, to recycle by-products – both at our own facilities and by third parties – and or minimize generation of waste, emissions and effluents in the supply chain. Perhaps one of our most significant contributions to the environment comes from the delivery of products that can perform in the most demanding conditions and on whose quality our customers rely. We work constantly on improving the quality and reliability of our products, developing new products that help our customers to reduce the impact of their operations on the environment, and we aim to supply using an integrated supply chain concept that aims to reduce risk and impact as well costs.

We actively participate in different governmental and non-governmental forums and associations focused on sustainability issues. These include the environmental commissions and working groups of organizations like the World Steel Association, the Latin American Iron & Steel Institute and various national chapters of the World Business Council for Sustainable Development. Some of the most relevant issues addressed by these organizations are global climate change, by-products and water management, and the definition of sustainability indexes.

We have not been subject to any material penalty for any material environmental violation in the last five years, and we are not aware of any current material legal or administrative proceedings pending against us with respect to environmental matters which could have an adverse material impact on our financial condition or results of operations.

Related Party Transactions

Tenaris is a party to several related party transactions, which include, among others, purchases and sales of goods (including steel pipes, flat steel products, steel bars, raw materials, gas and electricity) and services (including engineering services and related services) from or to entities controlled by San Faustin or in which San Faustin holds significant interests. Material related party transactions are subject to the review of the audit committee of the Company’s board of directors and the requirements of the Company’s articles of association and Luxembourg law, as explained below. For further detail on Tenaris’s related party transactions, see Note 30 “Related party transactions” to our consolidated financial statements, included in this annual report.

Corporate Governance

Our corporate governance practices are governed by Luxembourg Law (particularly the law of August 10, 1915 on commercial companies and the law of July 31, 1929, as amended) and our articles of association. As a Luxembourg company listed on the New York Stock Exchange (the NYSE), the Bolsa Mexicana de Valores, S.A. de C.V. (the Mexican Stock Exchange), the Bolsa de Comercio de Buenos Aires (the Buenos Aires Stock Exchange) and Borsa Italiana S.p.A. (the Italian Stock Exchange), we are not required to comply with some of the corporate governance standards of these exchanges. We, however, believe that our corporate governance practices meet, in all material respects, the corporate governance standards that are generally required for controlled companies by all of the exchanges on which our securities trade.

For a summary of the significant ways in which our corporate governance practices differ from the corporate governance standards required for controlled companies by the exchanges on which our shares trade, please visit our website at http://www.tenaris.com/investors/

Board of Directors

Management of the Company is vested in a board of directors with the broadest power to act on behalf of the Company and accomplish or authorize all acts and transactions of management and disposal that are within its corporate purpose and which are not specifically reserved in the articles of association or by applicable law to the general shareholders’ meeting. The Company’s articles of association provide for a board of directors consisting of a minimum of three and a maximum of fifteen directors; however, if the Company’s shares are listed on a stock exchange, the minimum number of directors must be five. The board of directors meets at least four times per year, or as often as required by the interests of the Company. A majority of the members of the board of directors constitutes a quorum, and resolutions may be adopted by the vote of a majority of the directors present or represented. In the case of a tie, the chairman is entitled to cast the deciding vote.

Directors are elected at the annual ordinary general shareholders’ meeting to serve one-year renewable terms, as determined by the shareholders. The general shareholders’ meeting may dismiss all or any one member of the board of directors at any time, with or without cause, by resolution passed by a simple majority vote.  For as long as our shares are listed on at least one stock exchange, the Company must have an audit committee composed of three independent members, two of which, at least, must qualify as independent directors.

Under the Company’s articles of association, an independent director is a director who:

•	is not and has not been employed by us or our subsidiaries in an executive capacity for the preceding five years;

•	is not a person that controls us, directly or indirectly, and is not a member of the board of directors of a company controlling us, directly or indirectly;

•	does not have (and is not affiliated with a company or a firm that has) a significant business relationship with us, our subsidiaries or our controlling shareholder;

•	is not and has not been affiliated with or employed by a present or former auditor of us, our subsidiaries or our controlling shareholder for the preceding five years; and

•	is not a spouse, parent, sibling or relative up to the third degree of any of the above persons.

Our current board of directors is comprised of ten directors, three of which are independent directors. The following table sets forth the name of the Company’s current directors, their respective positions on the board, their principal occupation, their years of service as board members and their age.

Name	Position	Principal Occupation	Years as Director	Age at December 31, 2008

Roberto Bonatti(1)	Director	President of San Faustin	6	59
Carlos Condorelli	Director	Director of Tenaris and Ternium	2	57
Carlos Franck	Director	President of Santa María	6	58
Roberto Monti	Director	Non-executive chairman of Trefoil Limited and member of the board of directors of Petrobras Energia, and of John Wood Group PLC	4	69
Gianfelice Mario Rocca(1)	Director	Chairman of the board of directors of San Faustin	6	60
Paolo Rocca(1)	Director	Chairman and chief executive officer of Tenaris	7	56
Jaime Serra Puche	Director	Chairman of SAI Consultores	6	57
Alberto Valsecchi	Director	Director of Tenaris	1	64
Amadeo Vázquez y Vázquez	Director	Director of Gas Natural Ban S.A. and vocal of the executive committee of Asociación Empresaria Argentina	6	66
Guillermo Vogel	Director	Vice chairman of Tamsa	6	58

___________
(1)	Paolo Rocca and Gianfelice Rocca are brothers, and Roberto Bonatti is Paolo and Gianfelice Rocca’s first cousin.

Roberto Bonatti. Mr. Bonatti is a member of our board of directors. He is a grandson of Agostino Rocca, founder of the Techint group, a group of companies controlled by San Faustin. Throughout his career in the Techint group he has been involved specifically in the engineering and construction and corporate sectors. He was first employed by the Techint group in 1976, as deputy resident engineer in Venezuela. In 1984, he became a director of San Faustin, and since 2001 he has served as its president. In addition, Mr. Bonatti currently serves as president of Tecpetrol S.A. and Techint Compañia Técnica Internacional S.A.C.I. He is also a member of the board of directors of Ternium, Siderca and Siderar S.A.I.C., or Siderar.  Mr. Bonatti is an Italian citizen.

Carlos Condorelli. Mr. Condorelli is a member of our board of directors. He served as our chief financial officer from October 2002 until September 2007. He is also a board member of Ternium. He began his career within the Techint group in 1975 as an analyst in the accounting and administration department of Siderar. He has held several positions within Tenaris and other Techint group companies, including finance and administration director of Tamsa and president of the board of directors of Empresa Distribuidora La Plata S.A., an Argentine utilities company. Mr. Condorelli is an Argentine citizen.

Carlos Franck. Mr. Franck is a member of our board of directors. He is president of Santa María S.A.I.F. and Inverban S.A., vice president of Siderca and a member of the board of directors of Techint Financial Corporation N.V., III Industrial Investments Inc., Siderar, Tecpetrol and Tecgas N.V. He has financial planning and control responsibilities in subsidiaries of San Faustin. Mr. Franck is an Argentine citizen.

Roberto Monti. Mr. Monti is a member of our board of directors. He is the non-executive chairman of Trefoil Limited and a member of the board of directors of Petrobras Energia and of John Wood Group PLC. He has served as vice president of Exploration and Production of Repsol YPF and chairman and CEO of YPF. He was also president of Dowell, a subsidiary of Schlumberger and president of Schlumberger Wire & Testing division for East Hemisphere Latin America. Mr. Monti is an Argentine citizen.

Gianfelice Mario Rocca. Mr. Rocca is a member of our board of directors. He is a grandson of Agostino Rocca. He is chairman of the board of directors of San Faustin, a member of the board of directors of Tamsa and Ternium, president of the Humanitas Group and president of the board of directors of Techint Compagnia Tecnica Internazionale S.p.A. and Tenova S.p.A.  In addition, he sits on the board of directors or executive committees of several companies, including Allianz S.p.A, RCS Quotidiani, and Buzzi Unicem. He is vice president of Confindustria, the leading association of Italian industrialists. He is a member of the Advisory Board of Allianz Group, the Trilateral Commission and the European Advisory Board of the Harvard Business School. Mr. Rocca is an Italian citizen.

Paolo Rocca. Mr. Rocca is chairman of our board of directors and our chief executive officer. He is a grandson of Agostino Rocca. He is also chairman of the board of directors of Tamsa, and vice president of Confab. He is also chairman of the board of directors of Ternium, director and vice president of San Faustin and director of Techint Financial Corporation N.V. Mr. Rocca is the vicechairman of the World Steel Association and member of the International Advisory Committee of the NYSE Euronext (New York Stock Exchange). Mr. Rocca is an Italian citizen.

Jaime Serra Puche. Mr. Serra Puche is a member of our board of directors. He is chairman of SAI Consultores, a Mexican consulting firm, and a member of the board of directors of Chiquita Brands International, the Mexico Fund, Grupo Vitro and Grupo Modelo. Mr. Serra Puche served as Mexico’s Undersecretary of Revenue, Secretary of Trade and Industry, and Secretary of Finance. He led the negotiation and implementation of NAFTA. Mr. Serra Puche is a Mexican citizen.

Alberto Valsecchi. Mr. Valsecchi is a member of our board of directors. He served as our chief operating officer from February 2004 until July 2007. He joined the Techint group in 1968 and has held various positions within Tenaris and other Techint group companies. He has retired from his executive positions. He is also a member of the board of directors of San Faustin and has been elected as the chairman of the board of directors of Dalmine, a position he assumed in May 2008. Mr. Valsecchi is an Italian citizen.

Amadeo Vázquez y Vázquez. Mr. Vázquez y Vázquez is a member of our board of directors. He is an independent member of the board of directors of Gas Natural Ban S.A. He is a member of the executive committee of the Asociación Empresaria Argentina, and of the Fundación Mediterránea, and he is a member of the Advisory Board of the Fundación de Investigaciones Económicas Latinoamericanas. He served as CEO of the Banco Río de la Plata S.A. until August 1997 and was also the chairman of the board of directors of Telecom Argentina S.A. until April 2007. Mr. Vázquez y Vázquez is a Spanish and Argentine citizen.

Guillermo Vogel. Mr. Vogel is a member of our board of directors. He is vice chairman of Tamsa, chairman of Grupo Collado S.A.B. de C.V, vice chairman of Estilo y Vanidad S.A. de C.V. and member of the board of directors of Alfa S.A.B. de C.V., the American Iron and Steel Institute, the North American Steel Council and the North American Competitiveness Council. In addition, he is a member of the board of directors and of the investment committee of the Corporación Mexicana de Inversiones de Capital and a member of the board of directors and the audit committee of HSBC (México). Mr. Vogel is a Mexican citizen.

Director Liability

Under Luxembourg law, a director may be liable to us for any damage caused by management errors, such as wrongful acts committed during the execution of his or her mandate, and to the Company, its shareholders and third parties in the event that the Company, its shareholders or third parties suffer a loss due to an infringement of either the Luxembourg Company Law or the Company’s articles of association. Under Luxembourg law, related-party transactions involving directors may be subject to approval procedures established by Luxembourg law and are to be reported at the next following shareholders’ meeting. Any director may be removed from or reappointed to office at any time by a shareholders’ resolution passed by majority vote, irrespective of the number of shares present or represented at the meeting.

A director will not be liable if, notwithstanding his presence at the board meeting at which a resolution was adopted or notwithstanding his opposition to that resolution, he advised the board of directors of his knowledge thereto and caused a record of his statement to be included in the minutes of the meeting. The director must report his opposition at the next shareholders’ meeting before any other resolution is voted on.

The Company may initiate actions against directors for damages with the approval of shareholders by a vote of more than 50% of votes cast and without the presence of a quorum. Actions against directors who misappropriate corporate assets or commit a breach of trust may be brought by any shareholder.

Audit Committee

The Company’s board of directors has an audit committee consisting of three members. On June 4, 2008, the Company’s board of directors reappointed Jaime Serra Puche, Amadeo Vázquez y Vázquez and Roberto Monti as members of our audit committee. All three members of the audit committee qualify as independent directors under the Company’s articles of association.

Under the Company’s articles of association and the audit committee charter, the audit committee assists the board of directors in fulfilling its oversight responsibilities relating to the integrity of the financial statements of the Company, the Company’s system of internal controls and the independence and performance of the Company’s internal and independent auditors.

In addition, the audit committee is required to review “material” transactions, as such term is defined in the Company’s articles of association, to be entered into by the Company or its subsidiaries with “related parties,” as such term is defined in the Company’s articles of association, in order to determine whether their terms are consistent with market conditions or are otherwise fair to the Company and/or its subsidiaries. In the case of material transactions entered into by the Company’s subsidiaries with related parties, the Company’s audit committee will review those transactions entered into by those subsidiaries whose boards of directors do not have independent members. Confab is currently our only subsidiary with independent board members.

Under the Company’s articles of association, as supplemented by the audit committee’s charter, a material transaction is:

•
any transaction between the Company or its subsidiaries with related parties (x) with an individual value equal to or greater than $10 million, or (y) with an individual value lower than $10 million, when the aggregate sum – as reflected in the financial statements of the four fiscal quarters of the Company preceding the date of determination- of any series of transactions for such lower value that can bee deemed to be parts of a unique or single transaction (but excluding any transactions that were reviewed and approved by Company’s audit committee or board of directors, as applicable, or the independent members of the board of directors of any of its subsidiaries) exceeds 1.5% of the Company’s consolidated net sales made in the fiscal year preceding the year on which the determination is made;

•	any corporate reorganization transaction (including a merger, spin-off or bulk transfer of a business) affecting the Company for the benefit of, or involving, a related party; and

•
any corporate reorganization transaction (including a merger, spin-off or bulk transfer of a business) not reviewed and approved by the independent members of the board of directors of any of the Company’s direct or indirect subsidiaries, affecting any of the Company’s direct or indirect subsidiaries for the benefit of, or involving, a related party.

The audit committee has the power (to the maximum extent permitted by applicable laws) to request that the Company or relevant subsidiary provide any information necessary for it to review any material transaction. A related party transaction shall not be entered into unless (i) the circumstances underlying the proposed transaction justify that it be entered into before it can be reviewed by the Company’s audit committee or approved by the board of directors and (ii) the related party agrees to unwind the transaction if the Company’s audit committee or board of directors does not approve it.

In addition, the audit committee has the authority to conduct any investigation appropriate to fulfill its responsibilities, and has direct access to the Company’s internal and external auditors as well as to the Company’s management and employees and, subject to applicable laws, its subsidiaries.

The audit committee also performs other duties entrusted to it by the Company’s board of directors.

Senior Management

Our current senior management consists of:

Name	Position	Age at December 31, 2008
Paolo Rocca	Chairman and Chief Executive Officer	56
Ricardo Soler	Chief Financial Officer	57
Carlos San Martín	Technology Director	65
Alejandro Lammertyn	Commercial Director	43
Renato Catallini	Supply Chain Director	42
Marco Radnic	Human Resources Director	59
Marcelo Ramos	Quality Director	45
Sergio Tosato	Industrial Coordination Director	59
Germán Curá	North American Area Manager	46
Sergio de la Maza	Central American Area Manager	52
Guillermo Noriega	South American Area Manager	58
Vincenzo Crapanzano	European Area Manager	56
Carlos Pappier	Planning Director	47
Claudio Leali	Managing Director, Japanese Operations	58

Paolo Rocca. Mr. Rocca is chairman of our board of directors and our chief executive officer. He is a grandson of Agostino Rocca. He is also chairman of the board of directors of Tamsa, and vice president of Confab. He is also chairman of the board of directors of Ternium, director and vice president of San Faustin and director of Techint Financial Corporation N.V. Mr. Rocca is the vicechairman of the World Steel Association and member of the International Advisory Committee of the NYSE Euronext (New York Stock Exchange). Mr. Rocca is an Italian citizen.

Ricardo Soler.  Mr Soler currently serves as our chief financial officer, a position that he assumed in October 2007. Previously he served as chief executive officer of Hydril and from 1999 until November 2006 served as managing director of our welded pipe operations in South America and as executive vice-president of Confab and Siat. He started his career in the Techint group in 1973 as a planning analyst at Siderar. He served as Siderca’s financial director from 1993 until 1995. Mr. Soler is an Argentine citizen.

Carlos San Martín.  Mr. San Martín currently serves as our technology director with responsibility for R&D activities, as well as acting as honorary chairman of NKKTubes. He joined the Techint group in 1968 and has held various positions within the Techint group and Tenaris, including marketing director of Siderca and managing director of NKKTubes. From August 2000 to August 2002, Mr. San Martín was Chairman of NKKTubes. He assumed his current position in October 2002. Mr. San Martín is an Argentine citizen.

Alejandro Lammertyn.  Mr. Lammertyn currently serves as our commercial director. Previously he served as supply chain director. He began his career with Tenaris in 1990 as special projects analyst in Siderca. In 2000, he was assistant to the CEO for marketing, organizational model and mill allocation matters. He assumed his current position in August 2007. Mr. Lammertyn is an Argentine citizen.

Renato Catallini.  Mr. Catallini currently serves as our supply chain director, with responsibility for the execution of all contractual deliveries to customers. He joined Tenaris in 2001 in the supply management area, as a general manager of Exiros Argentina. In July 2002, he was appointed operations director and subsequently, in January 2005, became managing director of Exiros. Before joining Tenaris, he worked for ten years in the energy sector, working for TGN, Nova Gas Internacional, TransCanada Pipelines and TotalFinaElf, among others. He assumed his current position in August 2007. Mr. Catallini is an Argentine citizen.

Marco Radnic.  Mr. Radnic currently serves as our human resources director. He began his career within the Techint group in the Industrial Engineering Department of Siderar in 1975. Later he held several positions in the technical departments of Siderca and various companies within the Techint group. After holding several positions in the marketing and procurement areas in Europe, in 1996 he became commercial director of Dalmine. In 1998, he became the director of our Process and Power Services business unit. In 2001, he was appointed chief of staff for Paolo Rocca in Buenos Aires. He assumed his current position in December 2002. Mr. Radnic is an Argentine citizen.

Marcelo Ramos.  Mr. Ramos currently serves as our quality director. Previously he served as managing director of NKKTubes and our Japanese operations. He joined the Techint group in 1987 and has held various positions within Tenaris including quality control director at Siderca. He assumed his current position in 2006. Mr. Ramos is an Argentine citizen.

Sergio Tosato.  Mr. Tosato currently serves as our industrial coordination director. He first joined Dalmine in 1974 in the personnel organization area, and has held many positions within Tenaris, including director of operations in Siderca and manufacturing director in Dalmine, before assuming his current position in 2003. Mr. Tosato is an Italian citizen.

Germán Curá.  Mr. Curá currently serves as our North American area manager. He is a marine engineer and was first employed with Siderca in 1988. Previously, he served as Siderca’s exports director, Tamsa’s exports director and commercial director, sales and marketing manager of our Middle East office, president of Algoma Tubes, director of our Oilfield Services business unit and commercial director. He is also a member of the board of directors of the American Petroleum Institute (API). He assumed his current position in October 2006. Mr. Curá is an Argentine citizen.

Sergio de la Maza.  Mr. de la Maza currently serves as our Central American area manager and also serves as a director and executive vice-president of Tamsa. Previously he served as our Mexican area manager. He first joined Tamsa in 1980. From 1983 to 1988, Mr. de la Maza worked in several positions in Tamsa and Dalmine. He then became manager of Tamsa’s new pipe factory and later served as manufacturing manager and quality director of Tamsa. Subsequently, he was named manufacturing director of Siderca. He assumed his current position in 2006. Mr. de la Maza is a Mexican citizen.

Guillermo Noriega. Mr. Noriega currently serves as our South American area manager and also serves as managing director of Siderca. He began his career at Siderca as an industrial engineer in 1981. Previously, he served as Siderca’s commercial director for the Argentine market. He assumed his current position with Siderca in 2000. Mr. Noriega is an Argentine citizen.

Vincenzo Crapanzano. Mr. Crapanzano currently serves as our European area manager and also serves as managing director of Dalmine. Previously he served as our Mexican area manager and executive vice president of Tamsa. Prior to joining Tenaris, he held various positions at Grupo Falck from 1979 to 1989. When Dalmine acquired the tubular assets of Grupo Falck in 1990, he was appointed managing director of the cold drawn tubes division. He is also vice president of Centro Sviluppo Materiali S.p.A, and of Federacciai. He assumed his current position in January 2004. Mr. Crapanzano is an Italian citizen.

Carlos Pappier. Mr. Pappier currently serves as our planning director, a position that he assumed in October 2006. He began his career within the Techint group in 1984 as a cost analyst in Siderar. After holding several positions within Tenaris and other Techint group companies in 2002 he became chief of staff of Tenaris. Mr. Pappier is an Argentine citizen.

Claudio Leali.  Mr. Leali currently serves as managing director of our Japanese operations, a position that he assumed in November 2006. He began his career at Dalmine as a development product technician in 1976. From March 1994 to October 1995 he served as technical managing director of DMV, a joint venture between Dalmine, Vallourec and Mannesmann. Before assuming his current position he also served as quality director and as executive assistant of the technology department. Mr. Leali is an Italian citizen.

Compensation

The compensation of the members of the Company’s board of directors is determined at the annual ordinary general shareholders’ meeting. Each member of the board of directors received as compensation for such position a fee of $70 thousand.

The chairman of the audit committee received as additional compensation a fee of $60 thousand, while the other members of the audit committee received an additional fee of $50 thousand. Under the Company’s articles of association, the members of the audit committee are not eligible to participate in any incentive compensation plan for employees of the Company or any of its subsidiaries.

The aggregate compensation earned by directors and executive officers during 2008 amounted to $22.5 million.

There are no service contracts between any director and Tenaris that provide for benefits upon termination of employment.

Employee retention and incentive program

On January 1, 2007, we adopted an employee retention and long term incentive program. Pursuant to this program, certain senior executives have been granted a number of units equivalent in value to the equity book value per share (excluding minority interest). The units will be vested over a period of four years and Tenaris will redeem vested units following a period of seven years from the grant date, or when the employee ceases employment, at the equity book value per share at the time of the payment. Beneficiaries also receive a cash amount per unit equivalent to the dividend paid per share whenever the Company pays a cash dividend to its shareholders. Annual compensation under this program is not expected to exceed 35%, on average, of the total annual compensation of the beneficiaries.

The total value of the units granted under the program, based on the number of units and the book value per share as of December 31, 2008, was $16.8 million. As of December 31, 2008, we have recorded a total liability of $10.4 million, based on actuarial calculations provided by independent advisors.

Auditors

The Company’s articles of association require the appointment of at least one independent auditor chosen from among the members of the Luxembourg Institute of Independent Auditors. The primary responsibility of the independent auditor is to audit the Company’s annual accounts and to submit a report on the accounts to shareholders at the annual shareholders’ meeting. Following a recommendation from our audit committee, auditors are appointed by the general shareholders’ meeting through a resolution passed by a simple majority vote. Shareholders may determine the number and the term of office of the auditors at the ordinary general shareholders’ meeting, provided however that an auditor’s term shall not exceed one year and that any auditor may be reappointed or dismissed by the general shareholders meeting at any time, with our without cause. Luxembourg law does not allow directors to serve concurrently as independent auditors.  As part of their duties, the auditors report directly to the audit committee.

PricewaterhouseCoopers (acting, in connection with the Company’s annual accounts and annual consolidated financial statements required under Luxembourg law, through PricewaterhouseCoopers S.á.r.l., Réviseur d’entreprises and, in connection with the Company’s annual and interim consolidated financial statements required under the laws of any other relevant jurisdiction, through Price Waterhouse & Co. S.R.L.) were appointed as the Company’s independent auditors for the fiscal year ending December 31, 2008, at the ordinary general shareholders’ meeting held on June 4, 2008.

Fees Paid to the Company’s Principal Accountant

In 2008 PricewaterhouseCoopers served as the principal external auditor for the Company. Fees payable to PricewaterhouseCoopers in 2008 are detailed below.

Thousands of U.S. dollars	For the year ended December 31, 2008

Audit Fees	4,405
Audit-Related Fees	76
Tax Fees	138
All Other Fees	-
Total	4,619

Audit Fees

Audit fees were paid for professional services rendered by the auditors for the audit of the consolidated financial statements and internal control over financial reporting of the Company, the statutory financial statements of the Company and its subsidiaries, and any other audit services required for US Securities and Exchange Commission or other regulatory filings.

Audit-Related Fees

Audit-related fees are typically services that are reasonably related to the performance of the audit or review of the consolidated financial statements of the Company and the statutory financial statements of the Company and its subsidiaries and are not reported under the audit fee item above. This item includes fees for attestation services on financial information of the Company and its subsidiaries included in their annual reports that are filed with their respective regulators.

Tax Fees

Tax fees paid for tax compliance professional services.

All Other Fees

In 2008, PricewaterhouseCoopers did not perform any services other than those described above.

Employees

The following table shows the number of persons employed by Tenaris:

At December 31,
2008
Argentina	6,723
Mexico	3,519
United States	3,235
Italy	2,972
Brazil	2,275
Canada	1,304
Romania	1,278
Japan	695
Other Countries	1,872
Total employees	23,873

At December 31, 2007 and December 31, 2006 the number of persons employed by Tenaris was 23,372 and 21,751 respectively. The number of our employees remained relatively flat during 2008.

Approximately 50% of our employees are unionized. We believe that we enjoy good or satisfactory relations with our employees and their unions in each of the countries in which we have manufacturing facilities, and we have not experienced any major strikes or other labor conflicts with a material impact on our operations over the last five years.

Share Ownership

To our knowledge, the total number of the Company’s shares (in the form of ordinary shares or ADSs) beneficially owned by our directors and executive officers as of March 31, 2009 was 1,990,839, which represents 0.2% of our outstanding shares.

The following table provides information regarding share ownership by our directors and executive officers:

Director or Officer	Number of Shares Held
Guillermo Vogel	1,915,446
Carlos Condorelli	67,211
Ricardo Soler	8,182
Total	1,990,839

Major Shareholders

The following table shows the beneficial ownership of our ordinary shares, as of March 31, 2009, by (1) our principal shareholders (persons or entities that own beneficially 5% or more of the Company’s shares), (2) our directors and executive officers as a group, and (3) non-affiliated public shareholders.

Identity of Person or Group	Number	Percent

San Faustin(1)	717,440,187	60.8%
Capital World Investors(2)	64,633,440	5.5%
Directors and executive officers as a group	1,990,839	0.2%
Public	396,472,364	33.5%
Total	1,180,536,830	100.0%
__________
(1)
Shares held by III CI, a wholly-owned subsidiary of San Faustin. Rocca & Partners S.A. controls a significant portion of the voting power of San Faustin and has the ability to influence matters affecting, or submitted to a vote of, the shareholders of San Faustin.

(2)
Capital World Investors is a division of Capital Research and Management Company (CRMC). Capital World Investors is deemed to be the beneficial owner of these shares as a result of CRMC acting as investment adviser to various investment companies. Accordingly, Capital World Investors does not own any shares for its own account; rather, they are owned by accounts under the discretionary management of Capital World Investors. Capital World Investors’ shares beneficial ownership percentage was notified to the Company on February 24, 2009.

The voting rights of our major shareholders do not differ from the voting rights of other shareholders. None of our outstanding shares have any special control rights. There are no restrictions on voting rights, nor are there, to the Company’s knowledge, any agreements among shareholders of the Company that might result in restrictions on the transfer of securities or the exercise of voting rights.

The Company does not know of any significant agreements or other arrangements to which the Company is a party and which take effect, alter or terminate in the event of a change of control of the Company.

Information required under the Luxembourg Law on takeovers of May 19, 2006

We have an authorized share capital of a single class of 2,500,000,000 shares with a par value of USD 1.00 per share. Our authorized share capital is fixed by our articles of association as amended from time to time with the approval of our shareholders in an extraordinary shareholders’ meeting. There were 1,180,536,830 shares issued as of December 31, 2008. All shares are fully paid.

Under our articles of association, our board of directors is authorized until August 2, 2012, to increase from time to time our issued share capital wholly or in part, within the limits of the authorized capital.

Tenaris is controlled by San Faustin, which owns 60.8% of our outstanding shares, through its wholly owned subsidiary I.I.I. Industrial Investments Inc., a Cayman Islands corporation. Rocca & Partners S.A., or Rocca & Partners, controls a significant portion of the voting power of San Faustin and has the ability to influence matters affecting, or submitted to a vote of the shareholders of, San Faustin, such as the election of directors, the approval of certain corporate transactions and other matters concerning the company’s policies. There are no controlling shareholders for Rocca & Partners. Our directors and executive officers as a group own 0.2% of our outstanding shares, while the remaining 39.0% are publicly traded. Our shares trade on the Italian Stock Exchange, the Buenos Aires Stock Exchange and the Mexican Stock Exchange; in addition, our American Depositary Securities (ADSs) trade on the New York Stock Exchange. See “Corporate Governance – Major Shareholders”.

None of our outstanding securities has any special control rights. There are no restrictions on voting rights, nor are there, to our knowledge, any agreements among our shareholders that might result in restrictions on the transfer of securities or the exercise of voting rights.

There are no significant agreements to which we are a party and which take effect, alter or terminate in the event of a change in the control of Tenaris following a takeover bid, thereby materially and adversely affecting us, nor are there any agreements between us and members of our board of directors or employees that provide for compensation if they resign or are made redundant without reason, or if their employment ceases pursuant to a takeover bid.

Management is vested in a board of directors. Directors are elected at the annual ordinary shareholders’ meeting to serve one-year renewable terms.

Under our articles of association, any issuance of new shares pursuant to the authorization granted to our board of directors, must grant our existing shareholders a preferential right to subscribe for such newly-issued shares, except:

•	in circumstances in which the shares are issued for consideration other than money

•	with respect to shares issued as compensation to directors, officers, agents or employees, its subsidiaries or affiliates, and

•	with respect to shares issued to satisfy conversion or option rights created to provide compensation to directors, officers, agents or employees, its subsidiaries or affiliates.

Any shares to be issued as compensation or to satisfy conversion or option rights may not exceed 1.5% of our issued capital stock.

Our articles of association do not contain any redemption or sinking fund provisions, nor do they impose any restrictions on the transfer of our shares.

Amendment of our articles of association requires the approval of shareholders on an extraordinary shareholders’ meeting with a two-thirds majority of the votes present or represented.

Management Certification

We confirm, to the best of our knowledge, that:

1.
the consolidated financial statements prepared in conformity with International Financial Reporting Standards, included in this annual report, give a true and fair view of the assets, liabilities, financial position and profit or loss of Tenaris S.A. and its consolidated subsidiaries, taken as a whole;

2.
the annual accounts prepared in accordance with Luxembourg legal and regulatory requirements, included in this annual report, give a true and fair view of the assets, liabilities, financial position and profit or loss of Tenaris S.A.; and

3.
the consolidated management report, which has been combined with the management report for Tenaris S.A., included in this annual report, gives a fair review of the development and performance of the business and the position of Tenaris S.A., or Tenaris S.A. and its consolidated subsidiaries, taken as a whole, as applicable, together with a description of the principal risks and uncertainties they face.

Chief Executive Officer

Paolo Rocca

April 21, 2009

Chief Financial Officer

Ricardo Soler

April 21, 2009

Financial Information

Consolidated Financial Statements

For the years ended December 31, 2008, 2007 and 2006

Price Waterhouse & Co. S.R.L.
Firma miembro de
PricewaterhouseCoopers
Bouchard 557, piso 7°
C1106ABG – Ciudad de Buenos Aires
Tel.: (54-11) 4850-0000
Fax.: (54-11) 4850-1800

www.pwc.com/ar

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
Tenaris S.A.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of cash flows and of changes in equity present fairly, in all material respects, the financial position of Tenaris S.A. and its subsidiaries at December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2008 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and in conformity with International Financial Reporting Standards as adopted by the European Union.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

Buenos Aires, Argentina
February 25, 2009

PRICE WATERHOUSE & CO. S.R.L.
by (Partner)
Diego Niebuhr

Tenaris S.A.   Consolidated Financial Statements for the years ended December 31, 2008, 2007 and 2006

CONSOLIDATED INCOME STATEMENTS

(all amounts in thousands of U.S. dollars, unless otherwise stated)		Year ended December 31,
	Notes	2008	2007	2006
Continuing operations
Net sales	1	12,131,836	10,042,008	7,727,745
Cost of sales	1 & 2	(6,799,189)	(5,515,767)	(3,884,226)
Gross profit		5,332,647	4,526,241	3,843,519
Selling, general and administrative expenses	1 & 3	(1,819,011)	(1,573,949)	(1,054,806)
Other operating income	5 (i)	35,892	28,704	13,077
Other operating expenses	5 (ii)	(521,664)	(23,771)	(9,304)
Operating income		3,027,864	2,957,225	2,792,486
Interest income	6	48,873	93,392	60,798
Interest expense	6	(185,836)	(275,648)	(92,576)
Other financial results	6	(104,272)	(22,754)	26,826
Income before equity in earnings of associated companies and income tax		2,786,629	2,752,215	2,787,534
Equity in earnings of associated companies	7	89,556	113,276	94,667
Income before income tax		2,876,185	2,865,491	2,882,201
Income tax	8	(1,011,675)	(823,924)	(869,977)
Income for continuing operations		1,864,510	2,041,567	2,012,224

Discontinued operations
Income for discontinued operations	29	411,110	34,492	47,180

Income for the year		2,275,620	2,076,059	2,059,404

Attributable to:
Equity holders of the Company		2,124,802	1,923,748	1,945,314
Minority interest		150,818	152,311	114,090
		2,275,620	2,076,059	2,059,404

Earnings per share attributable to the equity holders of the Company during year
Weighted average number of ordinary shares (thousands)	9	1,180,537	1,180,537	1,180,537
Earnings per share (U.S. dollars per share)	9	1.80	1.63	1.65
Earnings per ADS (U.S. dollars per ADS)	9	3.60	3.26	3.30

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

(all amounts in thousands of U.S. dollars)		At December 31, 2008		At December 31, 2007
	Notes
ASSETS
Non-current assets
Property, plant and equipment, net	10	2,982,871		3,269,007
Intangible assets, net	11	3,826,987		4,542,352
Investments in associated companies	12	527,007		509,354
Other investments	13	38,355		35,503
Deferred tax assets	21	390,323		310,590
Receivables	14	82,752	7,848,295	63,738	8,730,544
Current assets
Inventories	15	3,091,401		2,598,856
Receivables and prepayments	16	251,481		222,410
Current tax assets	17	201,607		242,757
Trade receivables	18	2,123,296		1,748,833
Other investments	19	45,863		87,530
Cash and cash equivalents	19	1,538,769	7,252,417	962,497	5,862,883
Current and non current assets held for sale	29		-		651,160
			7,252,417		6,514,043
Total assets			15,100,712		15,244,587
EQUITY
Capital and reserves attributable to the Company’s equity holders			8,176,571		7,006,277
Minority interest			525,316		523,573
Total equity			8,701,887		7,529,850
LIABILITIES
Non-current liabilities
Borrowings	20	1,241,048		2,869,466
Deferred tax liabilities	21	1,053,838		1,233,836

Other liabilities	22 (i)	223,142		185,410
Provisions	23 (ii)	89,526		97,912
Trade payables		1,254	2,608,808	47	4,386,671
Current liabilities
Borrowings	20	1,735,967		1,150,779
Current tax liabilities		610,313		341,028
Other liabilities	22 (ii)	242,620		252,204
Provisions	24 (ii)	28,511		19,342
Customer advances		275,815		449,829
Trade payables		896,791	3,790,017	847,842	3,061,024
Liabilities associated with current and non-current assets held for sale	29		-		267,042
			3,790,017		3,328,066
Total liabilities			6,398,825		7,714,737
Total equity and liabilities			15,100,712		15,244,587
Contingencies, commitments and restrictions to the distribution of profits are disclosed in Note 26.

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(all amounts in thousands of U.S. dollars)

	Attributable to equity holders of the Company
	Share Capital	Legal Reserves	Share Premium	Currency Translation Adjustment	Other Reserves	Retained Earnings (*)	Minority Interest	Total

Balance at January 1, 2008	1,180,537	118,054	609,733	266,049	18,203	4,813,701	523,573	7,529,850

Currency translation differences	-	-	-	(489,828)	-	-	(47,812)	(537,640)
Change in equity reserves (see Section III D)	-	-	-	-	(14,334)	-	2,780	(11,554)
Acquisition and decrease of minority interest	-	-	-	-	(1,742)	-	(16,843)	(18,585)
Dividends paid in cash	-	-	-	-	-	(448,604)	(87,200)	(535,804)
Income for the year	-	-	-	-	-	2,124,802	150,818	2,275,620

Balance at December 31, 2008	1,180,537	118,054	609,733	(223,779)	2,127	6,489,899	525,316	8,701,887

(*) The Distributable Reserve and Retained Earnings calculated according to Luxembourg Law are disclosed in Note 26.

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (Cont.)

(all amounts in thousands of U.S. dollars)

	Attributable to equity holders of the Company
	Share Capital	Legal Reserves	Share Premium	Currency Translation Adjustment	Other Reserves	Retained Earnings	Minority Interest	Total

Balance at January 1, 2007	1,180,537	118,054	609,733	3,954	28,757	3,397,584	363,011	5,701,630

Currency translation differences	-	-	-	262,095	-	-	47,766	309,861
Change in equity reserves (see Section III D)	-	-	-	-	(10,554)	-	-	(10,554)
Acquisition and decrease of minority interest	-	-	-	-	-	-	20,748	20,748
Dividends paid in cash	-	-	-	-	-	(507,631)	(60,263)	(567,894)
Income for the year	-	-	-	-	-	1,923,748	152,311	2,076,059

Balance at December 31, 2007	1,180,537	118,054	609,733	266,049	18,203	4,813,701	523,573	7,529,850

	Attributable to equity holders of the Company
	Share Capital	Legal Reserves	Share Premium	Currency Translation Adjustment	Other Reserves	Retained Earnings	Minority Interest	Total

Balance at January 1, 2006	1,180,537	118,054	609,733	(59,743)	2,718	1,656,503	268,071	3,775,873

Currency translation differences	-	-	-	63,697	-	-	15,225	78,922
Change in equity reserves (see Section III D and Note 27 (d))	-	-	-	-	26,039	-	-	26,039
Acquisition of minority interest	-	-	-	-	-	-	(11,181)	(11,181)
Dividends paid in cash	-	-	-	-	-	(204,233)	(23,194)	(227,427)
Income for the year	-	-	-	-	-	1,945,314	114,090	2,059,404

Balance at December 31, 2006	1,180,537	118,054	609,733	3,954	28,757	3,397,584	363,011	5,701,630

The accompanying notes are an integral part of these consolidated financial statements

CONSOLIDATED CASH FLOW STATEMENTS

		Year ended December 31,
(all amounts in thousands of U.S. dollars)	Note	2008	2007	2006
Cash flows from operating activities
Income for the year		2,275,620	2,076,059	2,059,404
Adjustments for:
Depreciation and amortization	10 & 11	532,934	514,820	255,004
Income tax accruals less payments	28 (ii)	(225,038)	(393,055)	56,836
Equity in earnings of associated companies		(89,556)	(94,888)	(94,667)
Interest accruals less payments, net	28 (iii)	55,492	(21,302)	21,909
Income from disposal of investment and other		(394,323)	(18,388)	(46,481)
Changes in provisions		783	(421)	8,894
Impairment charge	5	502,899	-	-
Changes in working capital	28 (i)	(1,051,632)	(110,425)	(469,517)
Other, including currency translation adjustment		(142,174)	68,224	19,474
Net cash provided by operating activities		1,465,005	2,020,624	1,810,856

Cash flows from investing activities
Capital expenditures	10 & 11	(443,238)	(447,917)	(441,472)
Acquisitions of subsidiaries and minority interest	27	(18,585)	(1,927,262)	(2,387,249)
Other disbursements relating to the acquisition of Hydril		-	(71,580)	-
Proceeds from the sale of pressure control business (*)	29	1,113,805	-	-
Decrease in subsidiaries / associated		-	27,321	52,995
Proceeds from disposal of property, plant and equipment and intangible assets		17,161	24,041	15,347
Dividends and distributions received from associated companies	12	15,032	12,170	-
Changes in restricted bank deposits		-	21	2,027
Investments in short terms securities		41,667	96,074	(63,697)
Other		(3,428)	-	-
Net cash provided by (used in) investing activities		722,414	(2,287,132)	(2,822,049)

Cash flows from financing activities
Dividends paid		(448,604)	(507,631)	(204,233)
Dividends paid to minority interest in subsidiaries		(87,200)	(60,263)	(23,194)
Proceeds from borrowings		1,087,649	2,718,264	3,033,230
Repayments of borrowings		(2,122,268)	(2,347,054)	(1,105,098)
Net cash (used in) provided by financing activities		(1,570,423)	(196,684)	1,700,705

Increase (decrease) in cash and cash equivalents		616,996	(463,192)	689,512

Movement in cash and cash equivalents
At the beginning of the period		954,303	1,365,008	680,591
Effect of exchange rate changes		(46,277)	52,487	(5,095)
Increase (decrease) in cash and cash equivalents		616,996	(463,192)	689,512
At December 31,	28 (iv)	1,525,022	954,303	1,365,008

Non-cash financing activity
Conversion of debt to equity in subsidiaries	-	35,140	-

(*) Includes $394 million of after-tax gain, $381 million of assets and liabilities held for sale and $339 million of income tax charges and related expenses.

The accompanying notes are an integral part of these consolidated financial statements.

INDEX TO THE NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

I.	GENERAL INFORMATION	IV.	OTHER NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
		1	Segment information
II.	ACCOUNTING POLICIES (“AP”)	2	Cost of sales
A	Basis of presentation	3	Selling, general and administrative expenses
B	Group accounting	4	Labor costs (included in Cost of sales and in Selling, general and administrative expenses)
C	Segment information	5	Other operating items
D	Foreign currency translation	6	Financial results
E	Property, plant and equipment	7	Equity in earnings of associated companies
F	Intangible assets	8	Income tax
G	Impairment of non financial assets	9	Earnings and dividends per share
H	Other investments	10	Property, plant and equipment, net
I	Inventories	11	Intangible assets, net
J	Trade receivables	12	Investments in associated companies
K	Cash and cash equivalents	13	Other investments - non current
L	Shareholders’ Equity	14	Receivables - non current
M	Borrowings	15	Inventories
N	Current and Deferred Income Tax	16	Receivables and prepayments
O	Employee benefits	17	Current tax assets
P	Employees’ statutory profit sharing	18	Trade receivables
Q	Provisions and other liabilities	19	Cash and cash equivalents, and Other investments
R	Trade payables	20	Borrowings
S	Revenue recognition	21	Deferred income tax
T	Cost of sales and sales expenses	22	Other liabilities
U	Earnings per share	23	Non-current allowances and provisions
V	Financial instruments	24	Current allowances and provisions
		25	Derivative financial instruments
		26	Contingencies, commitments and restrictions on the distribution of profits
		27	Business combinations and other acquisitions
III.	FINANCIAL RISK MANAGEMENT	28	Cash flow disclosures
		29	Current and non current assets held for sale and discontinued operations
A	Financial Risk Factors	30	Related party transactions
B	Financial instruments by category	31	Principal subsidiaries
C	Fair value estimation	32	Investment in Ternium: Sidor nationalization process
D	Accounting for derivatives financial instruments and hedging activities	33	Subsequent events

I. GENERAL INFORMATION

Tenaris S.A. (the “Company”), a Luxembourg corporation (societé anonyme holding), was incorporated on December 17, 2001, as a holding company in steel pipe manufacturing and distributing operations. The Company holds, either directly or indirectly, controlling interests in various subsidiaries. References in these financial statements to “Tenaris” refer to Tenaris S.A. and its consolidated subsidiaries.

The Company’s shares trade on the Milan Stock Exchange, the Buenos Aires Stock Exchange and the Mexico City Stock Exchange; the Company’s American Depositary Securities (“ADS”) trade on the New York Stock Exchange.

These Consolidated Financial Statements were approved for issue by the Company’s Board of Directors on   February 25, 2009.

II. ACCOUNTING POLICIES

A           Basis of presentation

The Consolidated Financial Statements of Tenaris and its subsidiaries have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”) and adopted by the European Union, under the historical cost convention, as modified by the revaluation of financial assets and liabilities (including derivative instruments) at fair value through profit or loss.  The Consolidated Financial Statements are presented in thousands of U.S. dollars (“$”).

Certain comparative amounts have been reclassified to conform to changes in presentation in the current year.

The preparation of consolidated financial statements in conformity with IFRS requires management to make certain accounting estimates and assumptions that might affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the balance sheet dates, and the reported amounts of revenues and expenses during the reporting years. Actual results may differ from these estimates.

(1)	Standards early adopted by Tenaris

Tenaris early adopted IFRS 8 “Operating Segments” as from January 1, 2006, which replaces IAS 14 and requires an entity to report financial and descriptive information about its reportable segments (as aggregations of operating segments). Financial information is required to be reported on the same basis as is used internally for evaluating operating segment performance and deciding how to allocate resources to operating segments also giving certain descriptive information. See Section II C.

(2)	Interpretations and amendments to published standards that are not yet effective and have not been early adopted

▪	IAS 1 Revised, Presentation of Financial Statements

IAS 1 (effective from January 1, 2009) has been revised to enhance the usefulness of information presented in the financial statements. The principal changes, among others, are: the introduction of a new statement of comprehensive income; additional disclosures about income tax, relating to each component of other comprehensive income; the introduction of new terminology, although not obligatory. Tenaris will apply IAS 1 Revised for annual periods beginning on January 1, 2009.

▪	IAS 23 Revised, Borrowing Costs

IAS 23 (effective from January 1, 2009) eliminates the option of expensing all borrowing costs and requires borrowing costs to be capitalized if they are directly attributable to the acquisition, construction or production of a qualifying asset. These amendments apply to borrowing costs incurred on qualifying assets for which the commencement date for capitalization is on or after January 1, 2009. Tenaris will apply IAS 23 Revised for annual periods beginning on January 1, 2009.

The Company’s management estimates that the application of IAS 23 revised will not have a material effect on the Company’s financial condition or results of operations.

A           Basis of presentation (Cont.)

(2)	Interpretations and amendments to published standards that are not yet effective and have not been early adopted (Cont.)

▪	IAS 27 (amended 2008), “Consolidated and separate financial statements”

In January 2008, the IASB issued International Accounting Standard 27 (amended 2008), “Consolidated and separate financial statements” (“IAS 27 - amended”). IAS 27 - amended includes modifications that are related, primarily, to accounting for non-controlling interests and the loss of control of a subsidiary.

IAS 27 - amended must be applied for annual periods beginning on or after July 1, 2009, although earlier application is permitted. However, an entity must not apply the amendments contained in IAS 27 - amended for annual periods beginning before July 1, 2009 unless it also applies IFRS 3 (as revised in 2008).

The Company's management has not assessed the potential impact that the application of IAS 27 - amended may have on the Company's financial condition or results of operations.

▪	IFRS 3 (revised January 2008), “Business Combinations”

In January 2008, the IASB issued International Financial Reporting Standard 3 (revised January 2008), “Business Combinations” (“IFRS 3 - revised”). IFRS 3 revised includes amendments that are meant to provide guidance for applying the acquisition method.

IFRS 3 revised replaces IFRS 3 (as issued in 2004) and comes into effect for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after July 1,  2009. Earlier application is permitted, provided that IAS 27 – amended is applied at the same time.

This standard does not impact the current financial statements, and future impact is dependent on the existence of business combinations.

▪	Amendment to IFRS 5 “Non-current Assets held for sale and Discontinued Operations”

In May 2008, the IASB amended International Financial Reporting Standard 5 “Non-current Assets held for sale and Discontinued Operations” by requiring this classification although the entity retains a non-controlling interest.

Entities shall apply these amendments for annual periods beginning on or after July 1, 2009. Earlier application is permitted, provided that IAS 27 – amended is applied at the same time.

This standard does not impact the current financial statements, and future impact is dependent on the existence of discontinued operations.

▪	Improvements to International Financial Reporting Standards

In May 2008, the IASB issued “Improvements to International Financial Reporting Standards” by which it amended several international accounting and financial reporting standards. Entities shall apply these amendments for annual periods beginning on or after July 1, 2009. If entities apply these amendments for an earlier period, they shall disclose that fact.

The Company’s management estimates that the application of these amendments will not have a material effect on the Company’s financial condition or results of operations.

A           Basis of presentation (Cont.)

(2)         Interpretations and amendments to published standards that are not yet effective and have not been early adopted (Cont.)

▪	IFRIC Interpretation 17 – “Distribution of Non Cash Assets to Owners”

In November 2008, the IFRIC issued IFRIC Interpretation 17 “Distribution of Non Cash Assets to Owners” (“IFRIC 17”). IFRIC 17 applies to an entity that distributes non-cash items and gives owners the choice of receiving either non-cash assets or a cash alternative.

An entity shall apply this Interpretation for annual periods beginning on or after July 1, 2009. Earlier application is permitted. If an entity applies this interpretation for a period beginning before July 1, 2009, it shall disclose that fact.

The Company’s management estimates that the application of IFRIC 17 will not have a material effect on the Company’s financial condition or results of operations.

Management assessed the relevance of other new standards, amendments or interpretations not yet effective and concluded that they are not relevant to Tenaris.

B           Group accounting

(1)           Subsidiaries

Subsidiaries are entities which are controlled by Tenaris as a result of its ability to govern an entity’s financial and operating policies generally accompanying a shareholding of more than 50% of the voting rights. Subsidiaries are consolidated from the date on which control is exercised by the Company and are no longer consolidated from the date control ceases.

The purchase method of accounting is used to account for the acquisition of subsidiaries by Tenaris. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of acquisition, plus costs directly attributable to the acquisition. Identifiable assets acquired, liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. The excess of the cost of acquisition over the fair value of Tenaris share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the income statement.

Material inter-company transactions, balances and unrealized gains (losses) on transactions between Tenaris subsidiaries have been eliminated in consolidation. However, since the functional currency of some subsidiaries is its respective local currency, some financial gains (losses) arising from inter-company transactions are generated. These are included in the Consolidated Income Statement under Other financial results.

See Note 31 for the list of the principal subsidiaries.

(2)           Associates

Associates are entities in which Tenaris has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investments in associates are accounted for by the equity method of accounting and initially recognized at cost.

Unrealized results on transactions between Tenaris and its associated companies are eliminated to the extent of Tenaris’ interest in the associated companies. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment indicator of the asset transferred. Financial statements of associated companies have been adjusted where necessary to ensure consistency with IFRS.

The Company’s pro-rata share of earnings in associates is recorded in Equity in earnings of associated companies. The Company’s pro-rata share of changes in other reserves is recognized in reserves in the Statement of Changes in Equity.

B           Group accounting (Cont.)

(2)           Associates (Cont.)

The Company’s investment in Ternium S.A. (“Ternium”) has been accounted for by the equity method, as Tenaris has significant influence as defined by IAS 28, Investments in Associates. At December 31, 2008, Tenaris holds 11.46% of Ternium’s common stock. The Company’s investment in Ternium is carried at incorporation cost plus proportional ownership of Ternium’s earnings and other shareholders’ equity accounts. Because the exchange of its holdings in Amazonia and Ylopa for shares in Ternium was considered to be a transaction between companies under common control of San Faustin N.V., Tenaris recorded its initial ownership interest in Ternium at $229.7 million, the carrying value of the investments exchanged. This value was $22.6 million less than Tenaris’ proportional ownership of Ternium’s shareholders’ equity at the transaction date. As a result of this treatment, Tenaris’ investment in Ternium will not reflect its proportional ownership of Ternium’s net equity position. Ternium carried out an initial public offering (“IPO”) of its shares on February 1, 2006, listing its ADS on the New York Stock Exchange.

Tenaris review investments in associated companies for impairment whenever events or changes in circumstances indicate that the asset’s balance sheet carrying amount may not be recoverable, such as a significant or prolonged decline in fair value below the carrying value. Tenaris carries its investment in Ternium at its proportional equity value, with no additional goodwill or intangible assets recognized. Ternium did not record any impairment provisions in its financial statements. At December 31, 2008, 2007 and 2006, no impairment provisions were recorded on Tenaris’ investment in Ternium.

C           Segment information

The Company is organized in three major business segments: Tubes, Projects and Other.

The Tubes segment includes the operations that consist of the production and selling of both seamless and welded steel tubular products and related services mainly for energy and industrial applications.

The Projects segment includes the operations that consist of the production and selling of welded steel pipe products mainly used in the construction of major pipeline projects.

The Other segment includes the operations that consist of the production and selling of sucker rods, welded steel pipes for electric conduits, industrial equipment and raw materials, such as hot briquetted iron, or HBI, that exceed Tenaris’s internal requirements.

In May 2007, Tenaris acquired Hydril Company (“Hydril”), a company engaged in engineering, manufacturing and selling of premium connections and pressure control products for oil and gas drilling production. Hydril’s premium connections business was allocated to the Tubes segment. On April 1, 2008, Tenaris sold to General Electric Company (GE) the pressure control business acquired as part of the Hydril transaction; in accordance with IFRS 5, the pressure control business has been disclosed as current and non current assets and liabilities held for sale at December 31, 2007 and discontinued operations at December 31, 2008 and 2007.

Corporate general and administrative expenses have been allocated to the Tubes segment.

Tenaris groups its geographical information in five areas: North America, South America, Europe, Middle East and Africa, and Far East and Oceania. For purposes of reporting geographical information, net sales are allocated to geographical areas based on the customer’s location; allocation of assets and capital expenditures and associated depreciation and amortization are based on the geographic location of the assets.

D           Foreign currency translation

(1)           Functional and presentation currency

IAS 21 (revised) defines the functional currency as the currency of the primary economic environment in which an entity operates.

The functional and presentation currency of the Company is the U.S. dollar. The U.S. dollar is the currency that best reflects the economic substance of the underlying events and circumstances relevant to Tenaris’ global operations.

Generally, the functional currency of the Company’s subsidiaries is the respective local currency. Tenaris argentine operations, however, which consist of Siderca S.A.I.C. (“Siderca”) and its Argentine subsidiaries, have determined their functional currency to be the U.S. dollar, based on the following considerations:

•
Sales are mainly negotiated, denominated and settled in U.S. dollars. If priced in a currency other than the U.S. dollar, the price considers exposure to fluctuation in the exchange rate versus the U.S. dollar;

•	Prices of critical raw materials and inputs are priced and settled in U.S. dollars;
•	The exchange rate of the currency of Argentina has long-been affected by recurring and severe economic crises; and
•	Net financial assets and liabilities are mainly received and maintained in U.S. dollars.

In addition to Siderca, the Colombian subsidiaries and most of the Company’s distributing subsidiaries and intermediate holding subsidiaries have the U.S. dollar as their functional currency, reflecting the transaction environment and cash flow of these operations.

(2)           Translation of financial information in currencies other than the functional currency

Results of operations for subsidiaries whose functional currencies are not the U.S. dollar are translated into U.S. dollars at the average exchange rates for each quarter of the year. Balance sheet positions are translated at the end-of-year exchange rates. Translation differences are recognized in equity as currency translation adjustments. In the case of a sale or other disposal of any such subsidiary, any accumulated translation difference would be recognized in income as a gain or loss from the sale.

(3)           Transactions in currencies other than the functional currency

Transactions in currencies other than the functional currency are accounted for at the exchange rates prevailing at the date of the transactions. Gains and losses resulting from the settlement of such transactions, including inter-company transactions, and from the translation of monetary assets and liabilities denominated in currencies other than the functional currency, are recorded as gains and losses from foreign exchange and included in Other Financial results in the income statement.

E           Property, plant and equipment

Property, plant and equipment are recognized at historical acquisition or construction cost less accumulated depreciation and impairment losses; historical cost includes expenditure that is directly attributable to the acquisition of the items. Property, plant and equipment acquired through acquisitions accounted for as business combinations have been valued initially at the fair market value of the assets acquired.

Major overhaul and rebuilding expenditures are capitalized as property, plant and equipment only when the investment enhances the condition of assets beyond its original condition. The carrying amount of the replaced part is derecognized.

Ordinary maintenance expenses on manufacturing properties are recorded as cost of products sold in the year in which they are incurred.

E           Property, plant and equipment (Cont.)

Borrowing costs that are attributable to the acquisition or construction of certain capital assets are capitalized as part of the cost of the asset, in accordance with IAS 23 (“Borrowing Costs”).  Capital assets for which borrowing costs are capitalized are those that require a substantial period of time to prepare for their intended use.

Land is not depreciated. Depreciation on other assets is calculated using the straight-line method to depreciate the cost of each asset to its residual value over its estimated useful life, as follows:

Buildings and improvements	30-50 years
Plant and production equipment	10-20 years
Vehicles, furniture and fixtures, and other equipment	4-10 years

The residual values and useful lives of significant plant and equipment are reviewed, and adjusted if appropriate, at each year-end date.

Management’s re-estimation of assets useful lives, performed in accordance with IAS 16 (“Property plant and equipment”), did not materially affect depreciation expenses for 2008.

Tenaris depreciates each significant part of an item of property, plant and equipment for its different production facilities that (i) can be properly identified as an independent component with a cost that is significant in relation to the total cost of the item, and (ii) has a useful operating life that is different from another significant part of that same item of property, plant and equipment.

Gains and losses on disposals are determined by comparing net proceeds with the carrying amount of assets. These are included in Other operating income or Other operating expenses in the Income Statement.

F           Intangible assets

(1)           Goodwill

Goodwill represents the excess of the acquisition cost over the fair value of Tenaris’ share of net identifiable assets acquired as part of business combinations determined mainly by independent valuations. Goodwill is tested annually for impairment and carried at cost less accumulated impairment losses. In the event of impairment, reversals are not allowed. Goodwill is included in Intangible assets, net on the Balance Sheet.

Goodwill is allocated to cash-generating units (“CGU’s”) for the purpose of impairment testing, which represents a subsidiary or group of subsidiaries that are expected to benefit from the business combination which generated the goodwill being tested.

(2)           Information systems projects

Costs associated with developing or maintaining computer software programs are generally recognized as an expense as incurred. However, costs directly related to the development, acquisition and implementation of information systems are recognized as intangible assets if it is probable they have economic benefits exceeding one year.

Information systems projects recognized as assets are amortized using the straight-line method over their useful lives, not exceeding a period of 3 years. Amortization charges are classified as Selling, general and administrative expenses in the Income Statement.

F           Intangible assets (Cont.)

(3)	Licenses, patents, trademarks and proprietary technology

Licenses, patents, trademarks, and proprietary technology acquired in a business combination are initially recognized at fair value at the acquisition date, and subsequently shown at historical cost.

Expenditures on acquired patents, trademarks, technology transfer and licenses are capitalized and amortized using the straight-line method over their estimated useful lives, not exceeding a period of 10 years.

Trademarks acquired through acquisitions amounting to $85.3 million and $149.1 million at December 31, 2008 and 2007 respectively, out of which $57.1 million were disclosed within current and non current assets held for sale at December 31, 2007, have indefinite useful lives according to external appraisal. Main factors considered in the determination of the indefinite useful lives, include the years that they have been in service and their recognition among customers in the industry.

(4)	Research and development

Research expenditures as well as development costs that do not fulfill the criteria for capitalization are recorded as Cost of sales in the income statement as incurred. Research and development expenditures included in Cost of sales for the years 2008, 2007 and 2006 totaled $77.3 million $61.7 million and $46.9 million, respectively.

(5)	Customer relationships acquired in a business combination

In accordance with IFRS 3 and IAS 38, Tenaris has recognized the value of customer relationships separately from goodwill attributable to the acquisition of Maverick and Hydril.

Customer relationships acquired in a business combination are recognized at fair value at the acquisition date. Customer relationships acquired in a business combination have a finite useful life and are carried at cost less accumulated amortization. Amortization is calculated using the straight line method over the expected life of approximately 14 years for Maverick and 10 years for Hydril.

G           Impairment of non financial assets

Long-lived assets including identifiable intangible assets and goodwill are regularly reviewed for impairment.

Long-lived assets are tested for impairment whenever events or changes in circumstances indicate that the balance sheet carrying amount of an asset may not be recoverable. Intangible assets with indefinite useful life, including goodwill are subject to at least an annual impairment test.

The recoverable amount is the higher of the value in use and the fair value less cost to sell. When evaluating long-lived assets for potential impairment, the Company estimates the recoverable amount based on the ‘value in use’ of the corresponding CGU. The value in use of these units is determined on the basis of the present value of net future cash flows which will be generated by the assets tested. Cash flows are discounted at a pre-tax rate that reflect specific country and currency risks. See Note 11.

In certain circumstances, the ‘fair value less cost to sale’ is estimated if value in use is lower than the carrying value. For the purpose of calculating the fair value less cost to sale, the Company uses mainly the estimated future cash flows a market participant could generate from the CGU, discounted at a post-tax rate.

Management judgment is required to estimate discounted future cash flows and appropriate discounts rates. Accordingly, actual cash flows and values could vary significantly from the forecasted future cash flows and related values derived using discounting techniques.

H           Other investments

Other investments consist primarily of investments in financial debt instruments.

Tenaris investments are classified as financial assets “at fair value through profit or loss”.

Purchases and sales of financial investments are recognized as of the settlement date. The change in fair value of financial investments designated as held at fair value through profit or loss is charged to Financial results in the income statement.

Results from financial investments are recognized in Financial results in the income statement.

The fair values of quoted investments are based on current bid prices (see Section III Financial Risk Management). If the market for a financial investment is not active or the securities are not listed, Tenaris estimates the fair value by using standard valuation techniques.

I           Inventories

Inventories are stated at the lower of cost (calculated principally on the first-in-first-out “FIFO” method) and net realizable value. The cost of finished goods and goods in process is comprised of raw materials, direct labor, other direct costs and related production overhead costs. Tenaris estimates net realizable value of inventories by grouping, where applicable, similar or related items. Net realizable value is the estimated selling price in the ordinary course of business, less any estimated costs of completion and selling expenses. Goods in transit at year end are valued based on supplier’s invoice cost.

Tenaris establishes an allowance for obsolete or slow-moving inventory related to finished goods, supplies and spare parts. For slow moving or obsolete finished products, an allowance is established based on management’s analysis of product aging.  An allowance for slow-moving inventory of supplies and spare parts is established based on management's analysis of such items to be used as intended and the consideration of potential obsolescence due to technological changes.

J           Trade receivables

Trade receivables are recognized initially at fair value, generally the original invoice amount. Tenaris analyzes its trade accounts receivable on a regular basis and, when aware of a specific client’s difficulty or inability to meet its obligations to Tenaris, impairs any amounts due by means of a charge to an allowance for doubtful accounts receivable. Additionally, this allowance is adjusted periodically based on the aging of receivables.

K           Cash and cash equivalents

Cash and cash equivalents are comprised of cash in banks, short-term money market funds and highly liquid short-term securities with a maturity of less than 90 days at the date of purchase. Assets recorded in cash and cash equivalents are carried at fair market value.

For the purposes of the cash flow statement, cash and cash equivalents is comprised of cash, bank accounts and short-term highly liquid investments and overdrafts.

On the Balance Sheet, bank overdrafts are included in borrowings in current liabilities.

L           Shareholders’ Equity

(1)           Shareholders’ components

The consolidated statement of changes in equity includes:
•	The value of share capital, legal reserve, share premium and other distributable reserve calculated in accordance with Luxembourg Law;
•	The currency translation adjustment, other reserves, retained earnings and minority interest calculated in accordance with IFRS.

L           Shareholders’ Equity (Cont.)

(2)            Share capital

Total ordinary shares issued and outstanding as of December 31, 2008, 2007 and 2006 is 1,180,536,830 with a par value of $1.00 per share with one vote each. All issued shares are fully paid.

 (3)            Dividends paid by the Company to shareholders

Dividends payable are recorded in the Company’s financial statements in the year in which they are approved by the Company’s shareholders, or when interim dividends are approved by the Board of Directors in accordance with the by-laws of the Company.

Dividends may be paid by the Company to the extent that it has distributable retained earnings, calculated in accordance with Luxembourg law. As a result, retained earnings included in the Consolidated Financial Statements may not be wholly distributable (see Note 26).

M           Borrowings

Borrowings are recognized initially at fair value net of transaction costs incurred. In subsequent years, borrowings are stated at amortized cost.

N           Current and Deferred income tax

Under present Luxembourg law, the Company is not subject to income tax, withholding tax on dividends paid to shareholders or capital gains tax payable in Luxembourg as long as the Company maintains its status as a “1929 Holding Billionaire Company”. Following a previously announced decision by the European Commission, the Grand-Duchy of Luxembourg has terminated its 1929 holding company regime, effective January 1, 2007. However, under the implementing legislation, pre-existing publicly listed companies -including the Company- will be entitled to continue benefiting from their current tax regime until December 31, 2010.

The tax expense for the period comprises current and deferred tax. Tax is recognized in the income statement, except to the extent that it relates to items recognized directly in equity. In this case, the tax is also recognized in equity.

The current income tax charge is calculated on the basis of the tax laws in effect in the countries where the Company’s subsidiaries operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions when appropriate.

Deferred income tax is recognized applying the liability method on temporary differences arising between the tax basis of assets and liabilities and their carrying amounts in the financial statements. The principal temporary differences arise from fair value adjustments of assets acquired in business combinations, the effect of currency translation on fixed assets, depreciation on property, plant and equipment, valuation of inventories and provisions for pensions. Deferred tax assets are also recognized for net operating loss carry-forwards. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the time period when the asset is realized or the liability is settled, based on tax laws that have been enacted or substantively enacted by the balance sheet date.

Deferred tax assets are recognized to the extent it is probable that future taxable income will be available against which the temporary differences can be utilized.

O           Employee benefits

(a)           Employee severance indemnity

Employee severance indemnity costs are assessed annually using the projected unit credit method. Employee severance indemnity obligations are measured at the present value of the estimated future cash outflows, based on actuarial calculations provided by independent advisors and in accordance with current legislation and labor contracts in effect in each respective country. The cost of this obligation is charged to the income statement over the expected service lives of employees.

This provision is primarily related to the liability accrued for employees at Tenaris’ Italian and Mexican subsidiaries.

As from January 1, 2007 as a consequence of a change in an Italian law, employees were entitled to make contributions to external funds or to maintain the contributions within the company. If the employee chooses to make contributions to the external funds Tenaris’ Italian subsidiary pays every year the matured contribution to the funds and no more obligation will be in charge of it. As a consequence of the abovementioned, the structure of the plan could be changed from a defined benefit plan to a defined contribution plan effective from the date of the choice, but only limited to the contributions of 2007 onwards.

(b)           Defined benefit pension obligations

Post-retirement costs are assessed using the projected unit credit method. Post-retirement obligations are measured at the present value of the estimated future cash outflows, based on actuarial calculations provided by independent advisors.

Certain officers of Tenaris are covered by defined benefit employee retirement plans designed to provide post-retirement, and other benefits.

Benefits provided under this plan are provided in U.S. dollars, and are calculated based on seven-year salary averages. Tenaris accumulates assets for the payment of benefits expected to be disbursed by this plan in the form of investments that are subject to time limitations for redemption. These investments are neither part of a specific pension plan nor are they segregated from Tenaris’ other assets. As a result, this plan is considered to be “unfunded” under IFRS definitions.

Tenaris sponsors other four funded and unfunded non-contributory defined benefit pension plans in certain subsidiaries. The plans provide defined benefits based on years of service and, in the case of salaried employees, final average salary.

All of Tenaris’ plans recognize actuarial gains and losses over the average remaining service lives of employees.

 (c)           Other compensation obligations

Employee entitlements to annual leave and long-service leave are accrued as earned.

Other length of service based compensation to employees in the event of dismissal or death is charged to income in the year in which it becomes payable.

(d) Employee retention and long term incentive program

On January 1, 2007 Tenaris adopted an employee retention and long term incentive program. Pursuant to this program, certain senior executives will be granted with a number of units’ equivalent in value to the equity book value per share (excluding minority interest). The units will be vested over four years period and Tenaris will redeem vested units following a period of seven years from the grant date, or when the employee ceases employment, at the equity book value per share at the time of payment. Beneficiaries will also receive a cash amount per unit equivalent to the dividend paid per share whenever the Company pays a cash dividend to its shareholders.

O           Employee benefits (Cont.)

 (d) Employee retention and long term incentive program (Cont.)

Annual compensation under this program is not expected to exceed 35% in average of the total annual compensation of the beneficiaries.

The total value of the units granted to date under the program, considering the number of units and the book value per share as of December 31, 2008, is $16.8 million. As of December 31, 2008, Tenaris has recorded a total liability of $10.4 million, based on actuarial calculations provided by independent advisors.

P           Employee statutory profit sharing

Under Mexican law, the Company’s Mexican subsidiaries are required to pay to their employees an annual benefit calculated on a similar basis to that used for local income tax purposes. Employee statutory profit sharing is calculated using the liability method, and is recorded in Current other liabilities and Non-current other liabilities on the balance sheet. Because Mexican employee statutory profit sharing is determined on a similar basis to that used for determining local income taxes, Tenaris accounts for temporary differences arising between the statutory calculation and reported expense as determined under IFRS in a manner similar to the calculation of deferred income tax.

Q           Provisions and other liabilities

Tenaris is subject to various claims, lawsuits and other legal proceedings, including customer claims, in which a third party is seeking payment for alleged damages, reimbursement for losses or indemnity. Tenaris’ potential liability with respect to such claims, lawsuits and other legal proceedings cannot be estimated with certainty. Management periodically reviews the status of each significant matter and assesses potential financial exposure. If a potential loss from a claim or proceeding is considered probable and the amount can be reasonably estimated, a liability is recorded. Accruals for loss contingencies reflect a reasonable estimate of the losses to be incurred based on information available to management as of the date of preparation of the financial statements, and take into consideration Tenaris’ litigation and settlement strategies. These estimates are primarily constructed with the assistance of legal counsel. As the scope of liabilities become better defined, there may be changes in the estimates of future costs which could have a material adverse effect on its results of operations, financial condition and net worth.

If Tenaris expects to be reimbursed for an accrued expense, as would be the case for an expense or loss covered under an insurance contract, and reimbursement is considered virtually certain, the expected reimbursement is recognized as a receivable.

R           Trade payables

Trade payables are recognized initially at fair value and subsequently measured at amortized cost.

S           Revenue recognition

Revenue comprises the fair value consideration received or receivable for the sale of goods and services in the ordinary course of Tenaris’ activities. Revenue is shown net of value-added tax, returns, rebates and discounts and after eliminating sales within the group.

Tenaris’ products and services are sold based upon purchase orders, contracts or upon other persuasive evidence of an arrangement with customers, including that the sales price is known or determinable. Sales are recognized as revenue upon delivery and when collection is reasonably assured. Delivery is defined by the transfer of risk, provision of sales contracts and may include delivery to a storage facility located at one of the Company’s subsidiaries.

S           Revenue recognition (Cont.)

The Pressure Control business (disclosed as discontinued operations) and industrial equipment (included in the Other segment) recognize revenues from long term contracts. These contracts are recognized using the percentage of completion method measured by the percentage of costs incurred to estimated final costs.

Other revenues earned by Tenaris are recognized on the following bases:
•	Interest income: on the effective yield basis.
•	Dividend income from investments in other companies: when Tenaris’ right to collect is established.

T           Cost of sales and sales expenses

Cost of sales and sales expenses are recognized in the income statement on the accrual basis of accounting.

Commissions, freight and other selling expenses, including shipping and handling costs, are recorded in Selling, general and administrative expenses in the income statement.

U           Earnings per share

Earnings per share are calculated by dividing the income attributable to equity holders of the Company by the daily weighted average number of common shares outstanding during the year.

V           Financial instruments

Non derivative financial instruments comprise investment in equity and debt securities, trade and other receivables, cash and cash equivalents, borrowings, and trade and other payables. Tenaris non derivative financial instruments are classified into the following categories:

•	Financial instruments at fair value through profit and loss.
•	Loans and receivables: measured at amortized cost using the effective interest rate method less any impairment.
•	Other financial liabilities: measured at amortized cost using the effective interest rate method.

The classification depends on the nature and purpose of the financial instrument and is determined at the time of initial recognition.

Financial assets and liabilities are recognized and derecognized on the settlement date.

Accounting for derivative financial instruments and hedging activities is included within the Section III, Financial Risk Management.

Tenaris has identified certain embedded derivatives and in accordance with IAS 39 (“Financial Instruments: Recognition and Measurement”) has accounted them separately from their host contracts. This result has been recognized under “Net foreign exchange transaction results and changes in fair value of derivative instruments”.

III. FINANCIAL RISK MANAGEMENT

The multinational nature of Tenaris’ operations and customer base expose the Company to a variety of risks, mainly related to market risks (including the effects of changes in foreign currency exchange rates and interest rates) and capital risk. To manage the volatility related to these exposures, management evaluates exposures on a consolidated basis to take advantage of logical exposure netting. For the remaining exposures, the Company or its subsidiaries may enter into various derivative transactions in order to manage potential adverse impacts on the Tenaris’ financial performance. Such derivative transactions are executed in accordance with internal policies in areas such as counterparty exposure and hedging practices.

A. Financial Risk Factors

(i)           Capital Risk

Tenaris seeks to maintain an adequate debt to total equity ratio considering the industry and the markets where it operates. The year end ratio of debt to total equity (where “debt” comprises all financial borrowings and “equity” is the sum of financial borrowings and shareholders’ equity) is 0.25 as of December 31, 2008, in comparison with 0.35 as of December 31, 2007. The Company does not have to comply with regulatory capital adequacy requirements as known in the financial services industry.

(ii)           Foreign exchange risk

Tenaris manufactures and sells its products in a number of countries throughout the world and consequently is exposed to foreign exchange rate risk. Since the Company’s functional currency is the U.S. dollar the purpose of Tenaris’ foreign currency hedging program is mainly to reduce the risk caused by changes in exchange rates against the U.S. dollar.

Tenaris’ exposure to currency fluctuations is reviewed on a periodic basis. A number of derivative transactions are performed in order to achieve an efficient coverage. Almost all of these hedging transactions are forward exchange rates contracts (see Note 25 Derivative financial instruments).

Tenaris does not hold or issue derivative financial instruments for speculative trading purposes.

Because a number of subsidiaries have functional currencies other than the U.S. dollar, the results of hedging activities, reported in accordance with IFRS, may not reflect management’s assessment of its foreign exchange risk hedging program. Inter-company balances between Tenaris subsidiaries may generate financial gains (losses) to the extent that functional currencies differ.

The following table shows a breakdown of Tenaris’ assessed long / (short) balance sheet exposure to currency risk as of December 31, 2008, including the effect of forward exchange rate contracts in place. These balances include inter-company positions where the intervening parties have different functional currencies.

Monetary position	Functional Currency (in thousand $)
exposure	USD	EUR	MXN	GBP		BRL		JPY	CAD	RON		VEB	CNY
USD	(n/a )	(383,161)	(180,510)	(379)		305,586		139,517	(4,224)	(59,888)		(47,139)	(35,770)
EUR	94,846	(n/a )	162,587	-		37,104		(16)	(490)	110		(1,779)	(15)
MXN	(2)	-	(n/a )	-		-		-	-	-		-	-
GBP	1,277	(1,230)	(7)	(n/a	)	-		1	-	218		-	-
BRL	-	-	-	-		(n/a	)	-	-	-		-	-
JPY	(731)	(56)	(70)	-		-		(n/a )	(15)	-		-	(1,291)
CAD	(92,169)	216	8,422	-		-		(17)	(n/a )	-		-	-
RON	(44,280)	-	-	-		-		-	-	(n/a	)	-	-
VEB	(2,034)	-	-	-		-		-	-	-		(n/a )	-
ARS	(141,452)	-	-	-		-		-	-	-		-	-
Other	849	9	-	-		-		(29)	-	-		-	-

The Company estimates that the impact under IFRS in the net exposure at December 31, 2008 of a simultaneous 1% favorable / unfavorable movement in the main exchange rates would result in a maximum pre-tax gain / loss of approximately $15.8 million as compared with a maximum pre-tax gain / loss of approximately $12.7 million at December 31, 2007.

Considering the above mentioned assumptions the maximum effect in shareholder’s equity originated in monetary assets and liabilities would result in approximately $7.8 million and $6.1 million for 2008 and 2007, respectively.

Additionally, the Company has recognized an embedded derivative in connection to a ten year steel supply agreement signed in 2007 by a Canadian subsidiary which as of December 31, 2008 has an outstanding amount of $266.4 million. The Company estimates that the impact of 1% favorable / unfavorable movement in USD/CAD the exchange rate would result in a maximum pre-tax gain / loss of approximately $2.1 million. See fair value of this embedded derivative in Note 25.

A. Financial Risk Factors (Cont.)

(iii)	Interest rate risk

The following table summarizes the proportions of variable-rate and fixed-rate debt as of each year end (see Note 25 Derivative financial instruments).

	As of December 31,
	2008		2007
	Amount in million of $	Percentage	Amount in million of $	Percentage
Fixed rate	222.9	7%	282.9	7%
Variable rate	2,754.1	93%	3,737.3	93%

Tenaris’ financing strategy is to manage interest expense using a mixture of fixed-rate and variable-rate debt.

In order to partially hedge future interest payments related to long-term debt, as well as to convert borrowings from floating to fixed rates, Tenaris has entered into interest rate swaps and swaps with an embedded knock-in option (See Note 25).

Considering the above, if interests rates on the aggregate average notional of US dollar denominated borrowings held during 2008, would have been 100 basis points higher with all other variables held constant, total profit for the year ended December 31, 2008 would have been $30.1 million lower.

(iv)           Credit risk

Credit risk arises from cash and cash equivalents, deposits with banks and financial institutions, as well as credit exposures to customers, including outstanding receivables and committed transactions. The Company has established credit guidelines in place to ensure that derivative and treasury counterparties are limited to high credit quality financial institutions.

There is no significant concentration of credit risk from customers. No single customer comprised more than 10% of Tenaris’ net sales in 2008 and 2007.

Tenaris’ credit policies related to sales of products and services are designed to identify customers with acceptable credit history, and to allow Tenaris to require the use of credit insurance, letters of credit and other instruments designed to minimize credit risks whenever deemed necessary. Tenaris maintains allowances for impairment for potential credit losses (See Note II J).

As of December 31, 2008 trade receivables amount to $2,123 million. These trade receivables have guarantees under letter of credit and other bank guarantees of $242.8 million, credit insurance of $621.2 million and other guarantess of $65.6 million.

As of December 31, 2008 trade receivables amounting to $465.9 were past due but not impaired. These relate to a number of customers for whom there is no recent history of default.

The amount of the allowance for doubtful accounts was $34.1 million as of December 31, 2008. This allowance for doubtful accounts and the existing guarantees are sufficient to cover doubtful overdue trade receivables.

Derivative counterparties and cash transactions are limited to high credit quality financial institutions normally investment grade.  More than 94.9% of Tenaris’ cash equivalents and short term investments correspond to Investment Grade-rated instruments as of December 31, 2008, in comparison with 98.6% as of December 31, 2007.

A. Financial Risk Factors (Cont.)

 (v)           Liquidity risk

Management maintains sufficient cash and marketable securities to finance normal operations and believes that Tenaris also has access to market for short-term working capital needs.

Tenaris financing strategy is to maintain adequate financial resources and access to additional liquidity. During 2008, Tenaris has counted on cash flows from operations as well as additional bank financing to fund its transactions.

Tenaris has a conservative approach to the management of its liquidity, which consists of cash and cash equivalents, comprising cash in banks, short-term money market funds and highly liquid short-term securities with a maturity of less than 90 days at the date of purchase. Assets recorded in cash and cash equivalents are carried at fair market value.

Tenaris holds primarily liquidity and Treasuries money market investments and variable or fixed-rate securities from investment grade issuers. Tenaris holds its cash and cash equivalents primarily in U.S. dollars. As of December 31, 2008 and 2007, U.S. dollar denominated liquid assets represented around 70% of total liquid financial assets. Liquid financial assets as a whole (excluding current investments) were 10.2% of total assets compared to 6.3% at the end of 2007.

B. Financial instruments by category

The accounting policies for financial instruments have been applied to the line items below:

December 31, 2008	Assets at fair value through profit and loss	Loans and receivables	Total
Assets as per balance sheet
Derivative financial instruments	41,509	-	41,509
Trade receivables	-	2,123,296	2,123,296
Other receivables	-	97,683	97,683
Other investments	84,218	-	84,218
Cash and cash equivalents	1,538,769	-	1,538,769
Total	1,664,496	2,220,979	3,885,475

	Liabilities at fair value through profit and loss	Other financial liabilities	Total
December 31, 2008
Liabilities as per balance sheet
Borrowings	-	2,977,015	2,977,015
Derivative financial instruments	77,792	-	77,792
Trade and other payables (*)	-	952,660	952,660
Total	77,792	3,929,675	4,007,467

(*) The maturity of trade payables is of one year or less.

B. Financial instruments by category (Cont.)

December 31, 2007	Assets at fair value through profit and loss	Loans and receivables	Total
Assets as per balance sheet
Derivative financial instruments	15,258	-	15,258
Trade receivables	-	1,748,833	1,748,833
Other receivables	-	96,001	96,001
Other investments	123,033	-	123,033
Cash and cash equivalents	962,497		962,497
Total	1,100,788	1,844,834	2,945,622

	Liabilities at fair value through profit and loss	Other financial liabilities	Total
December 31, 2007
Liabilities as per balance sheet
Borrowings	-	4,020,245	4,020,245
Derivative financial instruments	15,551	-	15,551
Trade and other payables	-	896,736	896,736
Total	15,551	4,916,981	4,932,532

C. Fair value estimation

The carrying amount of financial assets and liabilities with maturities of less than one year approximates to their fair value.

Since most of the Company’s cash and marketable securities are short-term instruments, a change of 50 basis points in the reference interest rates would not have a significant impact in the fair value of financial assets.

Most borrowings are comprised of variable rate debt with a short term portion where interest has already been fixed. Tenaris estimates that the fair value of its main financial liabilities is approximately 98.9% of its carrying amount including interests accrued in 2008 as compared with 100.4% in 2007. Tenaris estimates that a change of 50 basis points in the reference interest rates would have an estimated impact of less than 0.1% in the fair value of borrowings as of December 31, 2008 and 0.1% in 2007. Fair values were calculated using standard valuation techniques for floating rate instruments and comparable market rates for discounting flows.

Specific derivative instruments are priced using valuation tools in order to obtain market values.

D. Accounting for derivative financial instruments and hedging activities

Derivative financial instruments are initially recognized in the balance sheet at fair value on the date a derivative contract is entered into and are subsequently remeasured at fair value. Specific tools are used for calculation of each instrument’s fair value and these tools are tested for consistency on a quarterly basis. Market rates are used for all pricing operations. These include exchange rates, deposit rates and other discount rates matching the nature of each underlying risk.

As a general rule, Tenaris recognizes the full amount related to the change in fair value of derivative financial instruments in Financial results in the income statement.

D. Accounting for derivative financial instruments and hedging activities (Cont.)

Tenaris designates certain derivatives as hedges of a particular risk associated with a recognized asset or liability or a highly probable forecast transaction. These transactions are classified as cash flow hedges (mainly currency forward contracts on highly probable forecast transactions and interest rate swaps). The effective portion of the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in equity. Amounts accumulated in equity are recognized in the income statement in the same period than offsetting losses and gains on the hedged item. The gain or loss relating to the ineffective portion is recognized immediately in the income statement. The fair value of Tenaris derivative financial instruments (asset or liability) continues to be reflected on the balance sheet.

For transactions designated and qualifying for hedge accounting, Tenaris documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedge transactions. At December 31, 2008, the effective portion of designated cash flow hedges amounts to $17 million, not including tax effect, and is included in Other Reserves in equity (see Note 25 Derivative financial instruments). Tenaris also documents its assessment on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flow of hedged items.

The fair values of various derivative instruments used for hedging purposes are disclosed in Note 25. Movements in the hedging reserve included within Other Reserves in shareholder’s equity are also shown in Note 25. The full fair value of a hedging derivative is classified as a non current asset or liability when the remaining hedged item is more than 12 months and as a current asset or liability when the remaining maturity of the hedged item is less than 12 months.

IV. OTHER NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In the notes all amounts are shown in thousands of U.S. dollars, unless otherwise stated)

1           Segment information

Reportable operating segments

(all amounts in thousands of U.S. dollars)	Tubes	Projects	Other	Unallocated	Total Continuing operations	Total Discontinued operations (*)
Year ended December 31, 2008
Net sales	10,114,994	1,270,915	745,927	-	12,131,836	98,388
Cost of sales	(5,374,409)	(883,534)	(541,246)	-	(6,799,189)	(57,712)
Gross profit	4,740,585	387,381	204,681	-	5,332,647	40,676
Selling, general and administrative expenses	(1,571,569)	(136,923)	(110,519)	-	(1,819,011)	(13,799)
Other operating income (expenses), net	(346,919)	(1,415)	(137,438)	-	(485,772)	129
Operating income	2,822,097	249,043	(43,276)	-	3,027,864	27,006
Segment assets	13,154,333	941,519	477,853	527,007	15,100,712	-
Segment liabilities	5,860,736	377,497	160,592	-	6,398,825	-
Capital expenditures	412,298	17,284	13,656	-	443,238	3,429

Depreciation and amortization	484,303	20,084	28,547	-	532,934	8,965
Impairment charge	368,519	-	134,380	-	502,899	-
Year ended December 31, 2007
Net sales	8,552,641	876,289	613,078	-	10,042,008	238,220
Cost of sales	(4,427,868)	(620,836)	(467,063)	-	(5,515,767)	(157,356)
Gross profit	4,124,773	255,453	146,015	-	4,526,241	80,864
Selling, general and administrative expenses	(1,391,114)	(94,702)	(88,133)		(1,573,949)	(36,441)
Other operating income (expenses), net	(19,731)	24,089	575	-	4,933	(431)
Operating income	2,713,928	184,840	58,457	-	2,957,225	43,992
Segment assets	12,453,156	1,085,254	545,663	509,354	14,593,427	651,160
Segment liabilities	6,727,523	579,376	140,796	-	7,447,695	267,042
Capital expenditures	404,545	17,969	16,822	-	439,336	8,581

Depreciation and amortization	446,050	19,563	26,489	-	492,102	22,718

Year ended December 31, 2006
Net sales	6,826,868	453,536	447,341	-	7,727,745	503,051
Cost of sales	(3,234,015)	(326,402)	(323,809)	-	(3,884,226)	(486,312)
Gross profit	3,592,853	127,134	123,532	-	3,843,519	16,739
Selling, general and administrative expenses	(923,328)	(71,546)	(59,932)	-	(1,054,806)	(8,025)
Other operating income (expenses), net	1,022	749	2,002	-	3,773	2,469
Operating income	2,670,547	56,337	65,602	-	2,792,486	11,183
Segment assets	10,807,345	803,060	561,879	422,958	12,595,242	-
Segment liabilities	6,242,969	448,493	202,150	-	6,893,612	-
Capital expenditures	408,965	23,979	7,507	-	440,451	1,021

Depreciation and amortization	220,368	19,345	13,394	-	253,107	1,897

Transactions between segments, which were eliminated in consolidation, include sales of scrap and pipe protectors from the Others segment to the Tubes segment for $191,036, $109,574 and $88,118 in 2008, 2007 and 2006, respectively.

1           Segment information (Cont.)

Geographical information

(all amounts in thousands of U.S. dollars)	North America	South America	Europe	Middle East & Africa	Far East & Oceania	Unallocated	Total Continuing operations	Total Discontinued operations (*)
Year ended December 31, 2008
Net sales	4,809,330	2,959,654	1,824,684	1,810,695	727,473	-	12,131,836	98,388
Total assets	7,083,508	3,460,729	3,033,555	436,179	559,734	527,007	15,100,712	-
Trade receivables	786,867	432,987	379,794	386,786	136,862	-	2,123,296	-
Property. plant and equipment, net	1,180,738	796,009	861,892	10,128	134,104	-	2,982,871	-
Capital expenditures	159,990	141,174	101,050	6,705	34,319	-	443,238	3,429

Depreciation and amortization	298,240	107,732	111,040	1,246	14,676	-	532,934	8,965

Year ended December 31, 2007
Net sales	3,187,753	2,352,975	1,707,788	2,093,916	699,576	-	10,042,008	238,220
Total assets	7,471,569	3,342,206	2,315,187	507,331	447,780	509,354	14,593,427	651,160
Trade receivables	418,081	344,743	435,384	455,965	94,660	-	1,748,833	79,220
Property. plant and equipment, net	1,349,863	906,211	913,642	4,672	94,619	-	3,269,007	63,629
Capital expenditures	149,434	149,355	112,165	1,879	26,503	-	439,336	8,581

Depreciation and amortization	283,358	110,389	87,311	1,139	9,905	-	492,102	22,718

Year ended December 31, 2006
Net sales	2,182,936	1,520,210	1,398,458	1,957,707	668,434	-	7,727,745	503,051
Total assets	6,334,227	2,780,977	2,045,856	623,572	387,652	422,958	12,595,242	-
Trade receivables	425,734	189,779	392,060	519,022	98,646	-	1,625,241	-
Property. plant and equipment, net	1,209,277	864,425	787,058	2,813	75,668	-	2,939,241	-
Capital expenditures	121,976	145,956	137,608	367	34,544	-	440,451	1,021

Depreciation and amortization	98,967	90,224	57,037	780	6,099	-	253,107	1,897

There are no revenues from external customers attributable to the Company’s country of incorporation (Luxembourg). For geographical information purposes, “North America” comprises Canada, Mexico and the USA; “South America” comprises principally Argentina, Brazil Colombia and Venezuela; “Europe” comprises principally, Italy, Romania and the United Kingdom; “Middle East and Africa” comprises principally Algeria, Kuwait, Saudi Arabia and the United Arab Emirates; “Far East and Oceania” comprises principally China and Japan.

(*) Corresponds to Pressure Control (years 2008 and 2007) and Dalmine Energie (year 2006) operations (See Note 29).

2           Cost of sales

	Year ended December 31,
(all amounts in thousands of U.S. dollars)	2008	2007	2006

Inventories at the beginning of the year	2,598,856	2,372,308	1,376,113

Plus: Charges of the year
Raw materials, energy, consumables and other	5,430,147	4,183,577	3,514,396
Increase in inventory due to business combinations	-	152,500	592,341
Services and fees	395,104	392,531	384,223
Labor cost	927,132	766,173	512,854
Depreciation of property, plant and equipment	282,407	263,813	187,564
Amortization of intangible assets	2,170	1,737	2,738
Maintenance expenses	203,207	180,502	120,664
Provisions for contingencies	12	3,191	(87)
Allowance for obsolescence	(2,055)	24,371	(8,006)
Taxes	8,655	7,651	4,568
Other	102,667	82,453	55,478
	7,349,446	6,058,499	5,366,733
Deconsolidation / Transfer to assets held for sale	-	(158,828)	-
Less: Inventories at the end of the year	(3,091,401)	(2,598,856)	(2,372,308)
	6,856,901	5,673,123	4,370,538
From Discontinued operations	(57,712)	(157,356)	(486,312)
	6,799,189	5,515,767	3,884,226
3           Selling, general and administrative expense

	Year ended December 31,
(all amounts in thousands of U.S. dollars)	2008	2007	2006
Services and fees	214,010	193,389	133,304
Labor cost	447,150	402,919	279,768
Depreciation of property, plant and equipment	12,096	13,272	9,926
Amortization of intangible assets	245,226	235,998	54,776
Commissions, freight and other selling expenses	571,823	462,640	361,655
Provisions for contingencies	37,101	30,738	13,881
Allowances for doubtful accounts	13,823	5,035	1,199
Taxes	167,686	147,326	122,789
Other	123,895	119,073	85,533
	1,832,810	1,610,390	1,062,831
From Discontinued operations	(13,799)	(36,441)	(8,025)
	1,819,011	1,573,949	1,054,806

4            Labor costs (included in Cost of sales and in Selling, general and administrative expenses)

	Year ended December 31,
(all amounts in thousands of U.S. dollars)	2008	2007	2006
Wages, salaries and social security costs	1,349,195	1,139,587	778,573
Employees' severance indemnity	19,168	10,931	11,588
Pension benefits - defined benefit plans	6,633	7,454	2,461
Employee retention and long term incentive program	(714)	11,120	-
	1,374,282	1,169,092	792,622
From Discontinued operations	(17,773)	(43,058)	(4,898)
	1,356,509	1,126,034	787,724

At the year-end, the number of employees was 23,873 in 2008, 23,372 in 2007 and 21,751 in 2006.

5           Other operating items

		Year ended December 31,
	(all amounts in thousands of U.S. dollars)	2008	2007	2006
(i)	Other operating income
	Reimbursement from insurance companies and other third parties	10,511	2,611	1,611
	Net income from other sales	23,704	21,957	4,512
	Net income from sale of investments	-	-	6,933
	Net rents	1,971	2,437	2,490

	Other	-	1,834	-
		36,186	28,839	15,546
	From Discontinued operations	(294)	(135)	(2,469)
		35,892	28,704	13,077
(ii)	Other operating expenses
	Contributions to welfare projects and non-profits organizations	2,871	2,283	4,463
	Provisions for legal claims and contingencies	(22)	(51)	-
	Loss on fixed assets and material supplies disposed / scrapped	461	5,742	4,145
	Settlement of outstanding redemptions on Maverick’s 2005 notes	-	10,275	-
	Loss from natural disasters	1,743	5,693	-
	Allowance for doubtful receivables	(184)	395	(375)
	Losses on prepayment to suppliers	3,830	-	-
	Impairment charge	502,899	-	-
	Other	10,231	-	1,071
		521,829	24,337	9,304
	From Discontinued operations	(165)	(566)	-
		521,664	23,771	9,304

5           Other operating items (Cont.)

Long-lived assets including identifiable intangible assets and goodwill are regularly reviewed for impairment.

Long-lived assets are tested for impairment whenever events or changes in circumstances indicate that the balance sheet carrying amount of an asset may not be recoverable. Intangible assets with indefinite useful life, including goodwill are subject to at least an annual impairment test.

The recoverable amount is the higher of the value in use and the fair value less cost to sell. When evaluating long-lived assets for potential impairment, Tenaris estimates the recoverable amount based on the value in use of the corresponding Cash Generating Unit (“CGU”) .The value in use of these units is determined on the basis of the present value of net future cash flows which will be generated by the assets tested. Cash flows are discounted at a pre-tax rate that reflects specific country and currency risks.

In certain circumstances the fair value less cost to sale is estimated if value in use is lower than the carrying amount. For the purpose of calculating the fair value less cost to sale Tenaris used the estimated value of future cash flows a market participant could generate from the CGU discounted at a post tax rate.

The present value of future cash flows involves highly sensitive estimates and assumptions specific to the nature of CGU’s activities such as the selected discount rate, the expected changes in market prices and the expected changes in the demand of Tenaris products and services.

For the December 2008 impairment test, Tenaris used cash flow projections for a five year period with a terminal value calculated based on perpetuity.

The discount rates are the weighted average cost of capital (WACC) which is considered to be a good indicator of the capital cost. For each CGU where the assets are allocated a specific WACC was determined taking into account the industry, the country and the size of the business.

As a consequence of changes in economic and financial market conditions Tenaris recorded an impairment charge for $502.9 million; of which $394.3 million impairment charge corresponds to intangible assets originated in the acquisition of Maverick in 2006. This charge impacted the following CGU: OCTG (USA and Colombia), Coiled Tubing, Prudential (Canada) and Electric Conduits.

The pretax rates used in the calculation range from 11% to 14 % p.a. and for the cash flows beyond the fifth year and inflation and growth rate of 2% was considered.

6           Financial results

(all amounts in thousands of U.S. dollars)	Year ended December 31,
	2008	2007	2006
Interest income	49,114	93,458	61,401
Interest expense	(185,851)	(275,763)	(93,638)
Interest net	(136,737)	(182,305)	(32,237)

Net foreign exchange transaction results and changes in fair value of derivative instruments (*)	(84,522)	(10,782)	29,129
Other	(19,738)	(11,969)	(1,828)
Other financial results	(104,260)	(22,751)	27,301

Net financial results	(240,997)	(205,056)	(4,936)
From Discontinued operations	(238)	46	(16)
	(241,235)	(205,010)	(4,952)

Each item included in this note differs from its corresponding line in the income statement because it includes discontinued operations’ results.
(*) Includes a loss of $40.7 million and a gain of $9.7 million for 2008 and 2007 respectively of embedded derivatives.

7           Equity in earnings of associated companies

	Year ended December 31,
(all amounts in thousands of U.S. dollars)	2008	2007	2006
From associated companies	89,556	94,888	95,260
Gain on sale of associated companies and other	-	18,388	(593)
	89,556	113,276	94,667

8           Income tax

	Year ended December 31,
(all amounts in thousands of U.S. dollars)	2008	2007	2006
Current tax	1,255,759	936,831	897,427
Deferred tax	(244,331)	(97,799)	(17,386)
	1,011,428	839,032	880,041
Effect of currency translation on tax base (a)	10,704	(5,654)	(6,060)
	1,022,132	833,378	873,981
From Discontinued operations	(10,457)	(9,454)	(4,004)
	1,011,675	823,924	869,977

The tax on Tenaris’ income before tax differs from the theoretical amount that would arise using the tax rate in each country as follows:

	Year ended December 31,
(all amounts in thousands of U.S. dollars)	2008	2007	2006
Income before income tax	2,876,185	2,865,491	2,882,201

Tax calculated at the tax rate in each country	878,330	844,191	901,580
Non taxable income / Non deductible expenses (*)	122,161	2,860	(32,562)
Changes in the tax rates	(4,476)	(27,479)	-
Effect of currency translation on tax base (a)	10,704	(5,654)	(6,060)
Effect of taxable exchange differences	8,878	11,660	10,069
Utilization of previously unrecognized tax losses	(3,922)	(1,654)	(3,050)

Tax charge	1,011,675	823,924	869,977

(*) Includes the effect of the impairment charge

(a)
Tenaris applies the liability method to recognize deferred income tax expense on temporary differences between the tax bases of assets and their carrying amounts in the financial statements. By application of this method, Tenaris recognizes gains and losses on deferred income tax due to the effect of the change in the value of the Argentine peso on the tax bases of the fixed assets of its Argentine subsidiaries, which have the U.S. dollar as their functional currency. These gains and losses are required by IFRS even though the devalued tax basis of the relevant assets will result in a reduced dollar value of amortization deductions for tax purposes in future periods throughout the useful life of those assets. As a result, the resulting deferred income tax charge does not represent a separate obligation of Tenaris that is due and payable in any of the relevant periods.

9           Earnings and dividends per share

Earnings per share are calculated by dividing the net income attributable to equity holders of the Company by the daily weighted average number of ordinary shares in issue during the year.

	Year ended December 31,
	2008	2007	2006
Net income attributable to equity holders	2,124,802	1,923,748	1,945,314
Weighted average number of ordinary shares in issue (thousand)	1,180,537	1,180,537	1,180,537
Basic and diluted earnings per share ( U.S. dollars per share)	1.80	1.63	1.65
Basic and diluted earnings per ADS ( U.S. dollars per ADS) (*)	3.60	3.26	3.30
Dividends paid	(448,604)	(507,631)	(204,233)
Dividends per share	0.38	0.43	0.17
Dividends per ADS (*)	0.76	0.86	0.35

Net income from discontinued operations	411,110	34,492	47,180
Basic and diluted earnings per share	0.35	0.03	0.04
Basic and diluted earnings per ADS (*)	0.70	0.06	0.08

 (*) Each ADS equals to two shares

On November 6, 2008 Tenaris’s board of directors approved the payment of an interim dividend of $0.13 per share ($0.26 per ADS), or approximately $153 million, on November 27, 2008 (or, only in those jurisdictions where such date is not a business day, on November 28, 2008), with an ex-dividend date of November 24.

On June 4, 2008, the Company’s shareholders approved an annual dividend in the amount of $0.38 per share ($0.76 per ADS) of common stock currently issued and outstanding. This amount approved included the interim dividend previously paid in November 2007, in the amount of $0.13 per share ($0.26 per ADS). The balance, amounting to $0.25 per share ($0.50 per ADS), was paid on June 26, 2008. In the aggregate, the interim dividend paid in November 2007 and the balance paid in June 2008 amounted to approximately $449 million.

On November 7, 2007, the Company’s board of directors approved the payment of an interim dividend of $0.13 per share ($0.26 per ADS), or approximately $153 million, on November 22, 2007, with an ex-dividend date of November 19.

On June 6, 2007, the Company’s shareholders approved an annual dividend in the amount of $0.30 per share of common stock currently issued and outstanding, which in the aggregate amounted to approximately $354 million. The cash dividend was paid on June 21, 2007.

On June 7, 2006, the Company’s shareholders approved an annual dividend in the amount of $0.30 per share of common stock currently issued and outstanding. The amount approved included the interim dividend previously paid on November 16, 2005, in the amount of $0.127 per share. Tenaris paid the balance of the annual dividend amounting to $0.173 per share ($0.346 per ADS) on June 16, 2006. In the aggregate, the interim dividend paid in November 2005 and the balance paid in June 2006 amounted to approximately $354 million.

10           Property, plant and equipment, net

Year ended December 31, 2008	Land, building and improvements	Plant and production equipment	Vehicles, furniture and fixtures	Work in progress	Spare parts and equipment	Total

Cost
Values at the beginning of the year	642,269	6,570,777	196,538	327,019	35,818	7,772,421
Translation differences	(87,144)	(436,811)	(9,720)	(26,315)	(2,008)	(561,998)
Additions	16,125	7,769	2,110	381,375	4,603	411,982
Disposals / Consumptions	(7,986)	(161,804)	(49,958)	-	(3,796)	(223,544)
Transfers / Reclassifications	125,909	258,492	56,658	(446,222)	3,833	(1,330)

Values at the end of the year	689,173	6,238,423	195,628	235,857	38,450	7,397,531

Depreciation and impairment
Accumulated at the beginning of the year	163,919	4,196,295	132,729	-	10,471	4,503,414
Translation differences	(25,416)	(249,212)	(6,729)	-	(339)	(281,696)
Depreciation charge	19,431	239,990	31,622	-	1,206	292,249
Transfers / Reclassifications	558	10,186	(10,744)	-	-	-
Disposals / Consumptions	(2,628)	(157,296)	(47,914)	-	(116)	(207,954)
Impairment charge (see Note 5)	2,579	96,075	149	7,200	2,644	108,647
Accumulated at the end of the year	158,443	4,136,038	99,113	7,200	13,866	4,414,660
At December 31, 2008	530,730	2,102,385	96,515	228,657	24,584	2,982,871

Year ended December 31, 2007	Land, building and improvements	Plant and production equipment	Vehicles, furniture and fixtures	Work in progress	Spare parts and equipment	Total

Cost
Values at the beginning of the year	542,947	5,991,966	168,173	392,843	28,412	7,124,341
Translation differences	19,840	184,258	4,845	20,324	1,345	230,612
Additions	10,502	12,321	2,753	393,579	6,417	425,572
Disposals / Consumptions	(9,289)	(37,596)	(8,230)	-	(1,113)	(56,228)
Transfers / Reclassifications	48,939	393,632	28,230	(473,857)	770	(2,286)
Increase due to business combinations (see Note 27)	55,551	81,418	6,973	8,598	-	152,540
Deconsolidation / Transfer to assets held for sale	(26,221)	(55,222)	(6,206)	(14,468)	(13)	(102,130)
Values at the end of the year	642,269	6,570,777	196,538	327,019	35,818	7,772,421

Depreciation
Accumulated at the beginning of the year	146,941	3,917,941	112,900	-	7,318	4,185,100
Translation differences	4,842	84,371	3,400	-	417	93,030
Depreciation charge	17,259	233,637	24,936	-	1,253	277,085
Transfers / Reclassifications	4	(1,418)	(81)	-	1,483	(12)
Disposals / Consumptions	(2,382)	(24,310)	(5,992)	-	-	(32,684)
Deconsolidation / Transfer to assets held for sale	(2,745)	(13,926)	(2,434)	-	-	(19,105)
Accumulated at the end of the year	163,919	4,196,295	132,729	-	10,471	4,503,414
At December 31, 2007	478,350	2,374,482	63,809	327,019	25,347	3,269,007

Property, plant and equipment include capitalized interest for net amounts at December 31, 2008 and 2007 of $2,548 and $2,943, respectively.

11           Intangible assets, net

Year ended December 31, 2008	Information system projects	Licenses, patents and trademarks (*)	Goodwill (**)	Customer relationships	Total

Cost
Values at the beginning of the year	186,073	500,523	2,149,037	2,072,006	4,907,639
Translation differences	(9,906)	(7,469)	(16,836)	(100,264)	(134,475)
Additions	26,970	4,286	-	-	31,256
Transfers / Reclassifications	635	(1,606)	-	3,512	2,541

Disposals	(160)	(77)	(1,402)	-	(1,639)
Values at the end of the year	203,612	495,657	2,130,799	1,975,254	4,805,322

Amortization and impairment
Accumulated at the beginning of the year	124,164	67,200	-	173,923	365,287
Translation differences	(8,041)	(163)	(684)	(14,144)	(23,032)
Amortization charge	17,851	63,198	-	159,636	240,685
Transfers / Reclassifications	-	-	-	1,211	1,211
Impairment charge (see Note 5)	-	-	326,124	68,128	394,252
Disposals	-	(68)	-	-	(68)
Accumulated at the end of the year	133,974	130,167	325,440	388,754	978,335
At December 31, 2008	69,638	365,490	1,805,359	1,586,500	3,826,987

Year ended December 31, 2007	Information system projects	Licenses, patents and trademarks (*)	Goodwill (**)	Customer relationships	Total

Cost
Values at the beginning of the year	155,155	103,140	1,227,720	1,493,800	2,979,815
Translation differences	6,988	1,297	13,188	77,526	98,999
Additions	22,174	171	-	-	22,345
Increase due to business combinations (see Note 27)	1,600	497,780	1,042,015	593,800	2,135,195
Transfers	1,004	5,925	-	-	6,929
Reclassifications	-	460	(11,758)	231	(11,067)
Disposals	(506)	(209)	-	-	(715)
Deconsolidation / Transfer to assets held for sale	(342)	(108,041)	(122,128)	(93,351)	(323,862)
Values at the end of the year	186,073	500,523	2,149,037	2,072,006	4,907,639

Amortization and impairment
Accumulated at the beginning of the year	95,079	12,761	-	27,477	135,317
Translation differences	5,537	903	-	3,189	9,629
Amortization charge	23,819	56,423	-	157,493	237,735
Transfers	-	4,655	-	-	4,655
Disposals	(9)	(209)	-	-	(218)
Deconsolidation / Transfer to assets held for sale	(262)	(7,333)	-	(14,236)	(21,831)
Accumulated at the end of the year	124,164	67,200	-	173,923	365,287
At December 31, 2007	61,909	433,323	2,149,037	1,898,083	4,542,352

(*)   Includes Proprietary Technology.
(**) Goodwill at December 31, 2008 and December 31, 2007 corresponds principally to the Tubes segment.

11           Intangible assets, net (Cont.)

The geographical allocation of goodwill is presented below.

	Year ended December 31,
	2008	2007
South America	189,376	190,778
Europe	769	769
North America	1,615,214	1,957,490
	1,805,359	2,149,037

Out of $1,890.6 million of goodwill and intangible assets with indefinite useful life, $772.0 million and $919.9 million correspond to the acquisitions of Maverick and Hydril, respectively. For the purpose of impairment testing, goodwill is allocated to each of the Tenaris’ CGU’s that are expected to benefit from the synergies of the combination.

12           Investments in associated companies

	Year ended December 31,
	2008	2007
At the beginning of the year	509,354	422,958
Translation differences	(51,004)	3,595
Equity in earnings of associated companies	89,556	94,888
Dividends and distributions received	(15,032)	(12,170)
Reorganization of Dalmine Energie, Lomond and others	-	83
Increase in equity reserves in Ternium and other	(5,867)	-
At the end of the year	527,007	509,354

The principal associated companies are:

		Percentage of ownership and voting rights at December 31,		Value at December 31,
Company	Country of incorporation	2008	2007	2008	2007
Ternium S.A.	Luxembourg	11.46%	11.46%	504,288	487,705
Others	-	-	-	22,719	21,649
				527,007	509,354

Summarized financial information of each significant associated company, including the aggregated amounts of assets, liabilities, revenues and profit or loss is as follows:

	Ternium S.A.
	2008	2007
Non-current assets	5,491,408	8,553,123
Current assets	5,179,839	5,095,959
Total assets	10,671,247	13,649,082
Non-current liabilities	3,374,964	5,401,549
Current liabilities	1,734,819	1,989,610
Total liabilities	5,109,783	7,391,159
Minority interest	964,094	1,805,243
Revenues	8,464,885	5,633,366
Gross profit	2,336,858	1,345,695
Income from discontinued operations	157,095	579,925
Net income for the period attributable to equity holders of the company	715,418	784,490

13           Other investments – non current

	Year ended December 31,
	2008	2007
Deposits with insurance companies	18,487	14,661
Investments in other companies	12,370	12,568
Others	7,498	8,274
	38,355	35,503

14           Receivables – non current

	Year ended December 31,
	2008	2007
Government entities	5,138	5,637
Employee advances and loans	13,512	10,464
Tax credits	10,013	13,547
Trade receivables	208	1,135
Receivables from related parties	495	633
Receivables on off- take contract	114	4,439
Legal deposits	15,812	19,724
Advances to suppliers and other advances	38,862	-
Derivative financial instruments	-	9,677
Other	3,615	9,065
	87,769	74,321
Allowances for doubtful accounts (see Note 23 (i))	(5,017)	(10,583)
	82,752	63,738

15           Inventories

	Year ended December 31,
	2008	2007
Finished goods	1,122,147	1,050,634
Goods in process	665,982	544,020
Raw materials	659,973	402,476
Supplies	430,488	389,188
Goods in transit	306,155	314,749
	3,184,745	2,701,067
Allowance for obsolescence (Note 24 (i))	(93,344)	(102,211)
	3,091,401	2,598,856

16           Receivables and prepayments

	Year ended December 31,
	2008	2007
Prepaid expenses and other receivables	41,244	37,727
Government entities	3,793	3,225
Employee advances and loans	14,552	10,886
Advances to suppliers and other advances	33,063	58,701
Government tax refunds on exports	35,319	34,519
Receivables from related parties	45,735	35,551
Derivative financial instruments	41,509	5,581
Miscellaneous	41,513	43,504
	256,728	229,694
Allowance for other doubtful accounts (see Note 24 (i))	(5,247)	(7,284)
	251,481	222,410

17           Current tax assets

	Year ended December 31,
	2008	2007
V.A.T. credits	167,691	126,674
Prepaid taxes	33,916	116,083
	201,607	242,757

18           Trade receivables

	Year ended December 31,
	2008	2007
Current accounts	2,066,698	1,651,012
Notes receivables	71,448	104,747
Receivables from related parties	19,278	17,604
	2,157,424	1,773,363
Allowance for doubtful accounts (see Note 24 (i))	(34,128)	(24,530)
	2,123,296	1,748,833

The following table sets forth details of the age of trade receivables:

	Trade Receivables	Not Due	Past due
			1 - 180 days	> 180 days
At December 31, 2008
Guaranteed	929,566	742,854	173,687	13,025
Not guaranteed	1,227,858	914,784	281,946	31,128
Guaranteed and not guaranteed	2,157,424	1,657,638	455,633	44,153
Allowance for doubtful accounts	(34,128)	(246)	(2,997)	(30,885)
Net Value	2,123,296	1,657,392	452,636	13,268

At December 31, 2007
Guaranteed	886,970	746,722	97,407	42,841
Not guaranteed	886,393	704,031	158,735	23,627
Guaranteed and not guaranteed	1,773,363	1,450,753	256,142	66,468
Allowance for doubtful accounts	(24,530)	-	(789)	(23,741)
Net Value	1,748,833	1,450,753	255,353	42,727

No material financial assets that are fully performing have been renegotiated in the last year.

19           Cash and cash equivalents, and Other investments

	Year ended December 31,
	2008	2007
Other investments
Financial assets	45,863	87,530

Cash and cash equivalents
Cash and short - term liquid investments	1,538,769	962,497

20	Borrowings

	Year ended December 31,
	2008	2007
Non-Current
Bank borrowings	1,225,267	2,858,122
Other loans	22,803	24,071
Finance lease liabilities	564	1,067
Costs of issue of debt	(7,586)	(13,794)
	1,241,048	2,869,466
Current
Bank Borrowings	1,608,467	1,119,004
Other loans	119,135	32,521
Bank Overdrafts	13,747	8,194
Finance lease liabilities	368	696
Costs of issue of debt	(5,750)	(9,636)
	1,735,967	1,150,779

Total Borrowings	2,977,015	4,020,245

The maturity of borrowings is as follows:

	1 year or less	1 - 2 years	2 – 3 years	3 - 4 years	4 - 5 years	Over 5 years	Total
At December 31, 2008
Financial lease	368	165	160	160	79	-	932
Other borrowings	1,735,599	527,379	511,125	135,615	50,064	16,301	2,976,083
Total borrowings	1,735,967	527,544	511,285	135,775	50,143	16,301	2,977,015

Interest to be accrued	98,668	24,163	16,329	5,896	1,920	2,030	149,006
Total borrowings plus interest to be accrued	1,834,635	551,707	527,614	141,671	52,063	18,331	3,126,021

Significant borrowings include:

			In million of $
Disbursement date	Borrower	Type	Original	Outstanding	Final maturity
May 2007	Tenaris	Syndicated	1,000.0	250.0	May 2009 (*)
October 2006	Siderca	Syndicated	480.5	288.3	October 2009
March 2005	Tamsa	Syndicated	300.0	180.0	March 2010
October 2006	Tamsa	Syndicated	700.0	466.7	October 2011
October 2006	Maverick	Syndicated	750.0	452.3	October 2011
October 2006	Dalmine	Syndicated	150.0	100.0	October 2011
May 2007	Hydril	Syndicated	300.0	233.0	May 2012
June 2008	Dalmine	Bilateral	150.0	150.0	June 2013

(*) At the Company’s option this loan may be extended until May 2012 notifying the agent at least three labor days before original maturity.

The main covenants on these loan agreements are stated in Note 27 a) and c).

20           Borrowings (Cont.)

Tenaris’ consolidated debt includes $57 million of Dalmine and $11 million of Confab secured by certain properties of these subsidiaries.

As of December 31, 2008, Tenaris was in compliance with all of its covenants.

The weighted average interest rates before tax shown below were calculated using the rates set for each instrument in its corresponding currency as of December 31, 2008 and 2007.  The changes in interest rate are basically due to changes in floating interest rate.

	2008	2007
Bank borrowings	5.23%	5.80%
Other loans	4.99%	5.50%
Finance lease liabilities	7.74%	2.52%

Breakdown of long-term borrowings by currency and rate is as follows:

Non current bank borrowings

		Year ended December 31,
Currency	Interest rates	2008	2007
USD	Variable	2,268,381	3,448,850
USD	Fixed	20	18
EUR	Variable	14,310	34,268
EUR	Fixed	5,133	6,772
BRL	Variable	11,397	20,596
		2,299,241	3,510,504
Less: Current portion of medium and long - term loans		(1,073,974)	(652,382)
Total non current bank borrowings		1,225,267	2,858,122

Non current other loans

		Year ended December 31,
Currency	Interest rates	2008	2007
USD	Variable	28,032	26,412
		28,032	26,412
Less: Current portion of medium and long - term loans		(5,229)	(2,341)
Total non current other loans		22,803	24,071

Non current finance lease liabilities

		Year ended December 31,
Currency	Interest rates	2008	2007
EUR	Fixed	195	367
EUR	Variable	-	66
COP	Variable	-	74
USD	Fixed	737	14
JPY	Fixed	-	1,242
		932	1,763
Less: Current portion of medium and long - term loans		(368)	(696)
Total non current finance leases		564	1,067

20           Borrowings (Cont.)

The carrying amounts of Tenaris’ assets pledged as collateral of liabilities are as follows:

	Year ended December 31,
	2008	2007
Property, plant and equipment mortgages	247,143	366,960

Breakdown of short-term borrowings by currency and rate is as follows:

Current bank borrowings

		Year ended December 31,
Currency	Interest rates	2008	2007
USD	Variable	1,134,416	626,946
USD	Fixed	76,472	194,098
EUR	Variable	251,138	209,418
EUR	Fixed	837	1,432
CNY	Variable	3,951	-
BRL	Variable	5,370	6,665
ARS	Fixed	115,541	32,383
MXN	Fixed	-	40,981
VEB	Variable	20,509	-
VEB	Fixed	233	7,081
Total current bank borrowings		1,608,467	1,119,004

Bank overdrafts

	Year ended December 31,
Currency	2008	2007
USD	51	260
EUR	24	40
ARS	8,871	5,523
VEB	44	57
CAD	-	9
NGN	4,051	2,187
COP	706	116
RON	-	2
Total current bank overdrafts	13,747	8,194

Current other loans

		Year ended December 31,
Currency	Interest rates	2008	2007
EUR	Variable	111,448	28,920
USD	Variable	2,186	3,530
USD	Fixed	5,229	-
CAD	Variable	1	-
AED	Variable	271	71
Total Current other loans		119,135	32,521

20           Borrowings (Cont.)

Current finance lease liabilities

		Year ended December 31,
Currency	Interest rates	2008	2007
EUR	Fixed	189	173
EUR	Variable	-	24
COP	Variable	-	74
JPY	Fixed	-	420
USD	Fixed	179	5
Total current finance leases		368	696

21           Deferred income tax

Deferred income taxes are calculated in full on temporary differences under the liability method using the tax rate of each country.

The movement on the deferred income tax account is as follows:

	Year ended December 31,
	2008	2007
At the beginning of the year	923,246	700,304
Translation differences	(49,022)	27,666
Increase due to business combinations	-	353,845
Deconsolidation / Transfer to held for sale	(464)	(68,086)
Reclassifications	2,421	-
Income statement credit	(240,754)	(97,799)
Effect of currency translation on tax base	10,704	(5,654)
Deferred employees' statutory profit sharing charge	17,384	12,970
At the end of the year	663,515	923,246

The evolution of deferred tax assets and liabilities during the year are as follows:

Deferred tax liabilities

	Fixed assets	Inventories	Intangible and Other (a)	Total
At the beginning of the year	300,459	39,620	893,757	1,233,836
Translation differences	(37,609)	(5,137)	(22,281)	(65,027)

Deconsolidation / Transfer to held for sale	-	-	(464)	(464)
Income statement charge / (credit)	(20,424)	14,693	(108,776)	(114,507)
At December 31,2008	242,426	49,176	762,236	1,053,838

21        Deferred income tax (Cont.)

	Fixed assets	Inventories	Intangible and Other (a)	Total
At the beginning of the year	317,148	51,367	623,430	991,945
Translation differences	14,411	139	20,876	35,426
Increase due to business combinations	14,668	8,467	365,633	388,768
Deconsolidation / Transfer to held for sale	(4,641)	(7,611)	(63,661)	(75,913)
Income statement charge / (credit)	(41,127)	(12,742)	(52,521)	(106,390)
At December 31,2007	300,459	39,620	893,757	1,233,836

(a) Includes the effect of currency translation on tax base explained in Note 8

Deferred tax assets

	Provisions and allowances	Inventories	Tax losses	Other	Total
At the beginning of the year	(46,737)	(143,652)	(1,396)	(118,805)	(310,590)
Translation differences	5,243	211	46	10,505	16,005
Reclassifications	-	-	-	2,421	2,421

Income statement charge / (credit)	(17,569)	(75,528)	(394)	(4,668)	(98,159)
At December 31, 2008	(59,063)	(218,969)	(1,744)	(110,547)	(390,323)

	Provisions and allowances	Inventories	Tax losses	Other	Total
At the beginning of the year	(42,270)	(142,843)	(3,634)	(102,894)	(291,641)
Translation differences	(4,815)	(1,033)	(436)	(1,476)	(7,760)
Increase due to business combinations	(29,919)	(3,235)	(235)	(1,534)	(34,923)
Deconsolidation / Transfer to assets held for sale	9,655	3,321	51	(5,200)	7,827
Income statement charge / (credit)	20,612	138	2,858	(7,701)	15,907
At December 31, 2007	(46,737)	(143,652)	(1,396)	(118,805)	(310,590)

Deferred income tax assets and liabilities are offset when (1) there is a legally enforceable right to setoff current tax assets against current tax liabilities and (2) the deferred income taxes relate to the same fiscal authority. The following amounts, determined after appropriate setoff, are shown in the consolidated balance sheet:

	Year ended December 31,
	2008	2007
Deferred tax assets	(390,323)	(310,590)
Deferred tax liabilities	1,053,838	1,233,836
	663,515	923,246

 The amounts shown in the balance sheet include the following:

	Year ended December 31,
	2008	2007
Deferred tax assets to be recovered after 12 months	(71,849)	(74,741)
Deferred tax liabilities to be recovered after 12 months	1,002,325	1,214,468

22           Other liabilities

(i)	Other liabilities – Non current

	Year ended December 31,
	2008	2007
Employee liabilities
Employee's statutory profit sharing	26,381	51,217
Employee severance indemnity (a)	56,939	59,862
Pension benefits (b)	39,130	41,877
Employee retention and long term incentive program	10,406	11,120
	132,856	164,076

Taxes payable	12,605	8,723
Derivative financial instruments	55,926	45
Miscellaneous	21,755	12,566
	90,286	21,334
	223,142	185,410

 (a) Employees’ severance indemnity

The amounts recognized in the balance sheet are as follows:

	Year ended December 31,
	2008	2007
Total included in non - current Employee liabilities	56,939	59,862

The amounts recognized in the income statement are as follows:

	Year ended December 31,
	2008	2007
Current service cost	16,343	7,877
Interest cost	2,825	3,054
Total included in Labor costs	19,168	10,931

The principal actuarial assumptions used were as follows:

	Year ended December 31,
	2008	2007
Discount rate	4% - 5%	4% - 5%
Rate of compensation increase	2% - 4%	2% - 4%

(b) Pension benefits

▪	Unfunded

The amounts recognized in the balance sheet are determined as follows:

	Year ended December 31,
	2008	2007
Present value of unfunded obligations	40,336	36,153
Unrecognized actuarial losses	(14,577)	(13,137)
Liability in the balance sheet	25,759	23,016

22           Other liabilities (Cont.)

(i)	Other liabilities – Non current (Cont.)
(b) Pension benefits (Cont.)

▪	Unfunded (Cont.)

The amounts recognized in the income statement are as follows:

	Year ended December 31,
	2008	2007
Current service cost	555	423
Interest cost	1,776	1,548
Net actuarial losses recognized in the year	395	195
Total included in Labor costs	2,726	2,166

Movement in the liability recognized in the balance sheet:

	Year ended December 31,
	2008	2007
At the beginning of the year	23,016	19,657
Translation differences	(1,857)	1,617
Transfers, reclassifications and new participants of the plan	3,013	422
Total expense	2,726	2,166
Contributions paid	(1,139)	(5,499)
Increase due to business combinations	-	7,103
Deconsolidation / Transfer to held for sale	-	(2,450)
At the end of the year	25,759	23,016

The principal actuarial assumptions used were as follows:
	Year ended December 31,
	2008	2007
Discount rate	6% - 7%	5% - 7%
Rate of compensation increase	2% - 3%	2% - 5%

▪	Funded

	Year ended December 31,
	2008	2007
Present value of funded obligations	120,360	142,452
Unrecognized actuarial losses	(7,476)	(1,404)
Fair value of the plan assets	(99,513)	(122,187)
Liability in the balance sheet	13,371	18,861

The amounts recognized in the income statement are as follows:

	Year ended December 31,
	2008	2007
Current service cost	2,327	4,826
Interest cost	6,995	6,391
Net actuarial gains recognized in the year	(60)	(4,452)
Expected return on plan assets	(5,043)	(1,477)
Curtailments and settlements	(312)	-
Total included in Labor costs	3,907	5,288

22           Other liabilities (Cont.)

(i)     Other liabilities – Non current (Cont.)

(b) Pension benefits (Cont.)

▪	Funded (Cont.)

Movement in the liability recognized in the balance sheet:

	Year ended December 31,
	2008	2007
At the beginning of the year	142,452	87,153
Translation differences	(21,016)	14,240
Transfers, reclassifications and new participants of the plan	6,735	(839)
Total expense	8,696	10,437
Increase due to business combinations	-	35,816
Actuarial gains and losses	(10,767)	3,455
Benefits paid	(5,740)	(7,730)
Other	-	(80)
At the end of the year	120,360	142,452

Movement in the fair value of plan assets:

	Year ended December 31,
	2008	2007
At the beginning of the year	(123,591)	(70,743)
Reclassifications, transfers and new participants of the plan	(6,213)	-
Expected return on plan assets	(5,043)	(7,074)
Actuarial gains and losses	11,021	(1,530)
Translation differences	17,452	(11,992)
Contributions paid	(6,355)	(5,694)
Benefits paid	5,740	7,730
Increase due to business combinations	-	(34,288)

At the end of the year	(106,989)	(123,591)

The principal actuarial assumptions used were as follows:

	Year ended December 31,
	2008	2007
Discount rate	6% - 7%	5% - 7%
Rate of compensation increase	2% - 3%	2% - 5%

(ii)	Other liabilities – current

	Year ended December 31,
	2008	2007
Payroll and social security payable	166,139	187,851
Liabilities with related parties	1,424	7,846
Derivative financial instruments	21,866	15,506
Miscellaneous	53,191	41,001
	242,620	252,204

23           Non-current allowances and provisions

(i)           Deducted from non current receivables

	Year ended December 31,
	2008	2007
Values at the beginning of the year	(10,583)	(14,120)
Translation differences	1,157	141
Reversals / Additional allowances	(71)	(558)
Reclassifications	(551)	-
Used	5,031	3,954
At December 31,	(5,017)	(10,583)

 (ii)           Liabilities

	Year ended December 31,
	2008	2007
Values at the beginning of the year	97,912	92,027
Translation differences	(12,636)	6,747
Increase due to business combinations	-	2,997
Deconsolidation / Transfer to held for sale	-	(780)
Reversals / Additional provisions	25,604	22,393
Reclassifications	(8,408)	(4,534)
Used	(12,946)	(20,938)
At December 31,	89,526	97,912

24           Current allowances and provisions

(i)           Deducted from assets

Year ended December 31, 2008	Allowance for doubtful accounts - Trade receivables	Allowance for other doubtful accounts - Other receivables	Allowance for inventory obsolescence

Values at the beginning of the year	(24,530)	(7,284)	(102,211)
Translation differences	709	208	6,552

Reversals / Additional allowances	(13,901)	238	2,355
Reclassifications	-	551	-
Used	3,594	1,040	(40)
At December 31, 2008	(34,128)	(5,247)	(93,344)

Year ended December 31, 2007
Values at the beginning of the year	(22,786)	(7,784)	(79,473)
Translation differences	(1,383)	(385)	(3,949)
Increase due to business combinations	(1,222)	(534)	(13,517)
Deconsolidation / Transfer to assets held for sale	904	1	14,308
Reversals / Additional allowances	(5,065)	193	(24,371)
Reclassifications	-	-	(3,527)
Used	5,022	1,225	8,318
At December 31, 2007	(24,530)	(7,284)	(102,211)

24           Current allowances and provisions (Cont.)

(ii)           Liabilities

Year ended December 31, 2008	Sales risks	Other claims and contingencies	Total

Values at the beginning of the year	9,136	10,206	19,342
Translation differences	3	(1,369)	(1,366)

Reversals / Additional allowances	5,222	6,667	11,889
Reclassifications	-	8,408	8,408
Used	(5,043)	(4,719)	(9,762)
At December 31, 2008	9,318	19,193	28,511

Year ended December 31, 2007
Values at the beginning of the year	20,094	6,551	26,645
Translation differences	350	1,221	1,571
Increase due to business combinations	3,471	-	3,471
Deconsolidation / Transfer to held for sale	(3,157)	-	(3,157)
Reversals / Additional allowances	4,035	7,450	11,485
Reclassifications	(3,527)	-	(3,527)
Used	(12,130)	(5,016)	(17,146)
At December 31, 2007	9,136	10,206	19,342

25           Derivative financial instruments

Net fair values of derivative financial instruments

The net fair values of derivative financial instruments disclosed within Other liabilities and Receivables at the balance sheet date, in accordance with IAS 39, are:

	Year ended December 31,
	2008	2007
Contracts with positive fair values

Forward foreign exchange contracts	41,509	15,258
Contracts with negative fair values
Interest rate swap contracts	(29,220)	(3,013)
Forward foreign exchange contracts	(17,814)	(22,215)
Embedded Canadian Dollar forward purchases	(30,758)	9,677

25           Derivative financial instruments (Cont.)

Exchange rate derivatives (Cont.)

The net fair values of exchange rate derivatives, including embedded derivatives, were as follows:

Currencies	Contract	Term	Fair Value at Dec-08	Fair Value at Dec-07
USD/EUR	Euro Purchases	2009	11,320	1,408
USD/JPY	Japanese Yen Purchases	2009	217	(1,157)
BRL/USD	Brazilian Real Sales	2009	11,109	(126)
KWD/USD	Kuwaiti Dinar Sales	2009	857	(10,821)
BRL/EUR	Euro Purchases	2009	4,901	-
MXN/EUR	Euro Purchases	2009	8,186	-
COP/USD	Colombian Peso Sales	2008	-	111
GBP/USD	Great Britain Pound Sales	2008	-	152
USD/MXN	Mexican Peso Purchases	2008	-	327
CAD/USD	Canadian Dollar Sales	2009	(1,631)	3,062
RON/USD	Romanian Leu Sales	2009	(984)	87
USD/ARS	Argentine Peso Purchases	2009	(10,280)	-
Subtotal			23,695	(6,957)
USD/CAD	Embedded Canadian Dollar Purchases	2017	(30,758)	9,677
Total			(7,063)	2,720

In addition to derivative transactions performed to achieve coverage against foreign exchange rate risk, Tenaris has identified certain embedded derivatives and in accordance with IAS 39 (“Financial Instruments: Recognition and Measurement”) accounted them separately from their host contracts.

Variable interest rate swaps

In order to minimize the volatility effect of floating rates on future interest rate payments, Tenaris has entered into a number of swaps with knock in, partially hedging the outstanding debt. A knock-in swap is a type of barrier option, which is activated if the reference rate reaches a set level (“knock in”) at the end of certain period. A total notional amount of $500 million was covered by these instruments. The first interest rate fixing dates on the underlying risk shall occur in April, May and June 2009.

Derivative financial instruments breakdown is as follows:

Type of derivative	Receive Reference rate	Term	Notional amount	Fair Value at Dec-08	Fair Value at Dec-07
Interest rate collars	Libor 6M	2008	800,000	-	(2,922)
Pay fixed/Receive variable	Euribor	2009/2010	3,054	(82)	(91)
Swaps with KI (2.50%)	Libor 6M	2011	500,000	(29,138)	-
			1,303,054	(29,220)	(3,013)

25           Derivative financial instruments (Cont.)

Hedge Accounting

Tenaris applies hedge acccounting for certain cash flow hedges of highly probable forecast transactions. The following are the derivatives that were designated for hedge accounting as of December 31, 2008.

•	Foreign Exchange Hedge

			Fair Value		Hedge Accounting Reserve
			Year ended December 31,		Year ended December 31,
Currencies	Contract	Term	2008	2007	2008	2007
USD/EUR	Euro Forward Purchases	2008	-	972	-	972
KWD/USD	Kuwaiti Dinar Forward Sales	2008	-	(6,434)	-	(6,434)
BRL/EUR	Euro Forward Purchases	2009	4,901	-	6,716	-
BRL/USD	Brazilian Real Forward Sales	2008	-	-	362	-
MXN/EUR	Euro Forward Purchases	2009	5,432	-	5,671	-
			10,333	(5,462)	12,749	(5,462)

•	Interest Rate Hedge

					Fair Value		Hedge Accounting Reserve
Type of				Notional	Year ended December 31,		Year ended December 31,
Derivative	Rate	Term	Rate	Amount	2008	2007	2008	2007
Interest rate collars	Libor 6M	2008	4.45% - 5.4%	800,000	-	(2,922)	-	(2,922)
Pay fixed / Receive variable	Euribor	2009/2010	5.72%	3,054	(82)	(91)	(106)	(91)
Swaps with KI (2.50%)	Libor 6M	2011	4.60% - 5.08%	500,000	(29,138)	-	(29,631)	-
					(29,220)	(3,013)	(29,737)	(3,013)

During 2008, total ineffectiveness recognized in profit and loss originated in cash flow hedge was $5.2 million.

The following is a summary of the hedge reserve evolution not including tax effect:

	Equity Reserve Dec-06	Movements 2007	Equity Reserve Dec-07	Movements 2008	Equity Reserve Dec-08
Foreign Exchange	811	(6,273)	(5,462)	18,211	12,749
Interest Rate	1,267	(4,280)	(3,013)	(26,724)	(29,737)
Total Cash flow Hedge	2,078	(10,553)	(8,475)	(8,513)	(16,988)

26           Contingencies, commitments and restrictions to the distribution of profits

Contingencies

Tenaris is involved in litigation arising from time to time in the ordinary course of business. Based on management’s assessment and the advice of legal counsel, it is not anticipated that the ultimate resolution of pending litigation will result in amounts in excess of recorded provisions (Notes 23 and 24) that would be material to Tenaris’ consolidated financial position or results of operations.

26           Contingencies, commitments and restrictions to the distribution of profits (Cont.)

Contingencies (Cont.)

Asbestos-related litigation

Dalmine S.p.A. (“Dalmine”), a Tenaris subsidiary organized in Italy is currently subject to 16 civil proceedings for work-related injuries arising from the use of asbestos in its manufacturing processes during the period from 1960 to 1980. In addition, another 39 asbestos related out-of-court claims have been forwarded to Dalmine.

As of December 31, 2008, the total claims pending against Dalmine were 55 (of which, none are covered by insurance): during 2008, 9 new claims were filed, 4 claims were adjudicated, out of which 4 were paid, no claim was dismissed and 6 claims were settled. Aggregate settlement costs to date for Tenaris are Euro 6.9 million ($9.6 million). Dalmine estimates that its potential liability in connection with the claims not yet settled is approximately Euro 17 million ($23.7 million).

Accruals for Dalmine’s potential liability are based on the average of the amounts paid by Dalmine for asbestos-related claims plus an additional amount related to some reimbursements requested by the social security authority. The maximum potential liability is not determinable as in some cases the requests for damages do not specify amounts, and instead is to be determined by the court. The timing of payment of the amounts claimed is not presently determinable.

Maverick litigation

On December 11, 2006, The Bank of New York (“BNY”), as trustee for the holders of Tenaris’ subsidiary Maverick Tube Corporation (“Maverick”) 2004 4% Convertible Senior Subordinated Notes due 2033 issued pursuant to an Indenture between Maverick and BNY (“Noteholders”), filed a complaint against Maverick and Tenaris in the United States District Court for the Southern District of New York. The complaint alleges that Tenaris’ acquisition of Maverick triggered the “Public Acquirer Change of Control” provision of Indenture, asserting breach of contract claim against Maverick for refusing to deliver the consideration specified in the “Public Acquirer Change of Control” provision of the Indenture to Noteholders who tendered their notes for such consideration. This complaint seeks a declaratory judgment that Tenaris’ acquisition of Maverick was a “Public Acquirer Change of Control” under the Indenture, and asserts claims for tortuous interference with contract and unjust enrichment against Tenaris. Defendants filed a motion to dismiss the complaint, or in the alternative, for summary judgment on March 13, 2007. Plaintiff filed a motion for partial summary judgment on the same date. On January 25, 2008, Law Debenture Trust Company of New York, “Law Debenture” (as successor to BNY as trustee under the Indenture) was substituted for BNY as plaintiff.

On October 15, 2008, the court denied Law Debenture’s motion for partial summary judgment and granted defendants’ motion for summary judgment dismissing the complaint in its entirety. On November 20, 2008, Law Debenture filed a notice of appeal in the United States Court of Appeals for the Second Circuit.

Tenaris believes that these claims are without merit. Accordingly, no provision was recorded in these Consolidated Financial Statements. Were plaintiff to prevail, Tenaris estimates that the recovery would be approximately $50 million, plus interest.

Conversion of tax loss carry-forwards

On December 18, 2000, the Argentine tax authorities notified Siderca S.A.I.C., a Tenaris subsidiary organized in Argentina (“Siderca”), of an income tax assessment related to the conversion of tax loss carry-forwards into Debt Consolidation Bonds under Argentine Law No. 24.073. The adjustments proposed by the tax authorities represent an estimated contingency of ARS83.5 million (approximately $24.3 million) at December 31, 2008, in taxes and penalties. Based on the views of Siderca’s tax advisors, Tenaris believes that it is not probable that the ultimate resolution of the matter will result in an obligation. Accordingly, no provision was recorded in these Consolidated Financial Statements.

26           Contingencies, commitments and restrictions to the distribution of profits (Cont.)

Contingencies (Cont.)

Customer Claim

A lawsuit was filed on September 6, 2007, against three Tenaris’ subsidiaries, alleging negligence, gross negligence and intentional acts characterized as fraudulent inducement concerning allegedly defective well casing. Plaintiff alleged the complete loss of one natural gas production well and formation damage that precludes further exploration and production at the well site. The lawsuit was subsequently amended to add the Company and other of its subsidiaries as defendants and to change the claims to be breach of contract and fraud. On October 22, 2008, the Plaintiff again amended its petition to add new counts (including strict liability) and increase its prayer for damages to $245 million, plus punitive damages, treble damages and attorney fees. Each petition was tendered to a Tenaris subsidiary insurer, and the Tenaris subsidiary received the insurer’s agreement to provide a defense. The insurer has reserved its rights with respect to its indemnity obligations. The case is set for trial on June 9, 2009. A provision in the amount of $2.3 million has been recorded in these Consolidated Financial Statements.

Labor Claim

In January 2002 several workers filed a lawsuit against Tubos de Acero de Venezuela S.A., a Tenaris’s subsidiary (“TAVSA”) arguing that such company had made incomplete payment of severance obligations and other labor benefits due to them upon the end of their employment. The claim’s value is approximately $31.8 million. A decision concerning the admissible number of plaintiff’s is currently pending for oral arguments before the Supreme Court of Justice. TAVSA believes it has meritorious defenses and is vigorously defending the litigation. A provision in the amount of $2.1 million has been recorded in these Consolidated Financial Statements.

Commitments

Set forth is a description of Tenaris’s main outstanding commitments:

•
A Tenaris company is a party to a five year contract with Nucor Corporation, under which it committed to purchase from Nucor steel coils, with deliveries starting in January 2007. Prices are adjusted quarterly in accordance with market conditions and the estimated aggregate amount of the contract at current prices is approximately $732 million.

•
A Tenaris company is a party to a ten year raw material purchase contract with QIT, under which it committed to purchase steel bars, with deliveries starting in July 2007. The estimated aggregate amount of the contract at current prices is approximately $266.4 million.

•
A Tenaris company is a party to a three year gas purchase contract with E.ON Energia spa, under which it committed to purchase a minimum quantity of gas (“TOP”). The estimated aggregate amount of the contract at current prices is approximately $117 million. The Tenaris company has the possibility to reduce its commitment in a percentage of approximately 13%.

•
A Tenaris company is a party to a contract with SMS Meer GmbH for the purchase of equipment, engineering, training and other services related to the equipment for an outstanding amount of approximately $165 million.

•
A Tenaris company is a party to transportation capacity agreements with Transportadora de Gas del Norte S.A. for purchasing capacity of 1,000,000 cubic meters per day until 2017. As of December 31, 2008, the outstanding value of this commitment was approximately $39.7 million. The Tenaris company also expects to obtain additional gas transportation capacity of 315,000 cubic meters per day until 2027. This commitment is subject to the enlargement of certain pipelines in Argentina.

26           Contingencies, commitments and restrictions to the distribution of profits (Cont.)

Commitments (Cont.)

•
In August 2004 a Tenaris company organized in Venezuela, entered into a ten-year off-take contract pursuant to which it is required to sell to Sidor S.A. (“Sidor”) on a take-or-pay basis 29.9% of its HBI production. In addition, Sidor has the right to increase its proportion on Tenaris subsidiary production by an extra 19.9% until reaching 49.8% of its HBI production. Under the contract, the sale price is determined on a cost-plus basis. The contract is renewable for additional three year periods unless Tenaris subsidiary or Sidor object its renewal upon one-year notice.

•
In July 2004, a Tenaris company entered into a twenty-year agreement with C.V.G. Electrificación del Caroní, C.A. (“Edelca”) for the purchase of electric power under certain take-or-pay conditions, with an option to terminate the contract at any time upon three years notice. The estimated aggregated amount of the contract at contract prices is approximately $40.6 million.

•
A Tenaris company is a party to a contract with Siderar for the supply of steam generated at the power generation facility owned by Tenaris in San Nicolas, Argentina. Under this contract, the Tenaris company is required to provide 250 tn/hour of steam and Siderar has the obligation to take or pay this volume. The contract is due to terminate in 2018.

Restrictions to the distribution of profits and payment of dividends

As of December 31, 2008, shareholders' equity as defined under Luxembourg law and regulations consisted of:

(all amounts in thousands of U.S. dollars)
Share capital	1,180,537
Legal reserve	118,054
Share premium	609,733
Retained earnings including net income for the year ended December 31, 2008	3,174,932
Total shareholders equity in accordance with Luxembourg law	5,083,256

At least 5% of the Company’s net income per year, as calculated in accordance with Luxembourg law and regulations, must be allocated to the creation of a legal reserve equivalent to 10% of the Company’s share capital. As of  December 31, 2008, this reserve is fully allocated and additional allocations to the reserve are not required under Luxembourg law. Dividends may not be paid out of the legal reserve.

The Company may pay dividends to the extent, among other conditions, that it has distributable retained earnings calculated in accordance with Luxembourg law and regulations.

At December 31, 2008, retained earnings and result for the financial period of Tenaris under Luxembourg law totals $3.2 billion, as detailed below.

(all amounts in thousands of U.S. dollars)
Retained earnings at December 31, 2007 under Luxembourg law	2,399,973
Dividends received	1,338,868
Other income and expenses for the year ended December 31, 2008	(115,305)
Dividends paid	(448,604)
Retained earnings at December 31, 2008 under Luxembourg law	3,174,932

27           Business combinations and other acquisitions

(a) Acquisition of Hydril Company (“Hydril”)

On May 7, 2007, Tenaris paid $2.0 billion to acquire Hydril, a North American manufacturer of premium connections and pressure control products for the oil and gas industry. To finance the acquisition, Tenaris entered into syndicated loans in the amount of $2.0 billion, of which $0.5 billion were used to refinance an existing loan in the Company. The balance of the acquisition cost was paid out of cash on hand. Of the loan amount, $1.7 billion was allocated to the Company and the balance to Hydril.

The main covenants on these loan agreements are limitations on liens and encumbrances, limitations on the sale of certain assets, restrictions on investments and compliance with financial ratios (e.g., leverage ratio and interest coverage ratio in Hydril’s syndicated loan agreement, and leverage ratio and debt service coverage ratio in the Company’s syndicated loan agreement). In addition, Hydril’s syndicated loan agreement has certain restrictions in capital expenditures.

In November 2007, the Company prepaid loans under the Company’s syndicated loan agreement in a principal amount of $0.7 billion plus accrued interest thereon to such date. In May and July 2008, the Company prepaid loans under the Company’s syndicated loan agreement in a principal amount of $0.75 billion plus accrued interest thereon.

Tenaris began consolidating Hydril’s balance sheet and results of operations as from May, 2007.

The assets and liabilities arising from the acquisitions are as follows:

Year ended December 31, 2007
Other assets and liabilities (net)	(348,876)
Property, plant and equipment	152,540
Customer relationships	593,800
Trade names	149,100
Proprietary technology	333,400
Goodwill	1,042,015
Net assets acquired	1,921,979
Minority interest	5,283
Sub-total	1,927,262
Cash-acquired	117,326
Purchase consideration	2,044,588
Liabilities paid as part of purchase agreement	-
Total disbursement	2,044,588

(*) Includes costs directly to the acquisition

During 2007, businesses acquired in that year contributed revenues of $430.8 million and net income of $44.5 million to Tenaris. Net income does not include financial costs related to the operations recorded in other subsidiaries different from Hydril.

Pro forma data including acquisitions for all of 2007

Had the Hydril transaction been consummated on January 1, 2007, then Tenaris’s unaudited pro forma net sales and net income from continuing operations would have been approximately $10.1 billion and $2.0 billion, respectively. These pro forma results were prepared based on public information and unaudited accounting records maintained under U.S. GAAP prior to such acquisition and adjusted by depreciation and amortization of tangible and intangible assets and interest expense of the borrowing incurred for the acquisition as described in Note 27(a) considering the repayment stated in Note 27(c). Carrying amounts of assets, liabilities and contingent liabilities in Hydril’s books, determined in accordance with IFRS, immediately before the combination are not disclosed separately, as Hydril did not report IFRS information.

27           Business combinations and other acquisitions (Cont.)

(b) Minority Interest

During the year ended December 31, 2008, additional shares of Confab, Dalmine, Donasid and Energy Network were acquired from minority shareholders for approximately $18.6 million.

(c)  Acquisition of Maverick

On October 5, 2006, Tenaris completed the acquisition of Maverick, pursuant to which Maverick was merged with and into a wholly owned subsidiary of Tenaris. On that date, Tenaris paid $65 per share in cash for each issued and outstanding share of Maverick’s common stock. The value of the transaction at the acquisition date was $3,160 million, including Maverick’s financial debt. Tenaris began consolidating Maverick’s balance sheet and results of operations in the fourth quarter of 2006.

To finance the acquisition and the payment of related obligations, the Company and certain Tenaris entities entered into syndicated loan facilities in an aggregate of $2.7 billion; the balance was met from cash on hand.  The main covenants on these loan agreements are limitations on liens and encumbrances, limitations on the sale of certain assets, certain restrictions on capital expenditures, restrictions on investments and compliance with financial ratios (e.g, leverage ratio and interest coverage ratio).

During 2007, the Company’s syndicated loan facility in an aggregate amount of $500 was fully prepaid, Maverick’s syndicated loan was partially prepaid in an amount of $210 million and Tenaris’s subsidiary Algoma Tubes syndicated loan facility in an aggregate amount of $100 million was prepaid in its entirety.

In 2008, Maverick prepaid a principal amount of $ 78 million of its syndicated loan.

(d) Tenaris Capitalization of Mandatory Convertible debt into shares of Ternium S.A. (“Ternium”)

On February 6, 2006, Ternium completed its initial public offering, issuing an additional 248,447,200 shares (equivalent to 24,844,720 ADS) at a price of $2.00 per share, or $20.00 per ADS. The Company received an additional 20,252,338 shares upon the mandatory conversion of its loans to Ternium. In addition to the shares issued to the Company, Ternium issued shares to other shareholders corresponding to their mandatory convertible loans. On February 23, 2006, the underwriters of Ternium’s IPO exercised an overallotment option under which Ternium issued an additional 37,267,080 shares (equivalent to 3,726,708 ADS). As a result of the IPO and the conversion of loans, as of February 6, 2006, Tenaris’ ownership stake in Ternium amounted to 11.46%. The effect of these transactions resulted in an additional increase of the Company’s proportional ownership in Ternium’s equity of approximately $26.7 million, which Tenaris recognized in Other Reserves in equity.

At December 31, 2008, the closing price of Ternium’s ADSs as quoted on the New York Stock Exchange was $8.57 per ADS, giving Tenaris’ ownership stake a market value of approximately $197 million. At December 31, 2008, the carrying value of Tenaris’ ownership stake in Ternium, based on Ternium’s IFRS financial statements, was approximately $504 million. See Note II.B.2.

28           Cash flow disclosures

(i)	Changes in working capital	Year ended December 31,
		2008	2007	2006
	Inventories	(492,545)	(252,810)	(455,567)
	Receivables and prepayments	12,079	2,080	(181,878)
	Trade receivables	(374,463)	(115,838)	(226,678)
	Other liabilities	(71,638)	127,434	7,605
	Customer advances	(174,014)	113,548	236,446
	Trade payables	48,949	15,161	150,555
		(1,051,632)	(110,425)	(469,517)

28           Cash flow disclosures (Cont.)

(ii)	Income tax accruals less payments	Year ended December 31,
		2008	2007	2006
	Tax accrued (*)	1,011,675	833,378	873,967
	Taxes paid	(1,236,713)	(1,226,433)	(817,131)
		(225,038)	(393,055)	56,836

(*) Does not include tax accrued on the sale of Pressure Control, which was included in discontinued operations.

(iii)	Interest accruals less payments, net
	Interest accrued	136,737	183,995	32,237
	Interest received	83,241	62,697	11,150
	Interest paid	(164,486)	(267,994)	(21,478)
		55,492	(21,302)	21,909

(iv)	Cash and cash equivalents
	Cash and short term liquid investments	1,538,769	962,497	1,372,329
	Bank overdrafts	(13,747)	(8,194)	(7,300)
	Restricted bank deposits	-	-	(21)
		1,525,022	954,303	1,365,008

29           Current and non current assets held for sale and discontinued operations

Sale of the pressure control business

On April 1, 2008, Tenaris sold to General Electric Company (GE) the pressure control business acquired as part of the Hydril transaction for an amount equivalent on a debt-free basis to $1,114 million. The result of this transaction was an after-tax gain of $394.3 million, calculated as the net proceeds of the sale less the book value of net assets held for sale, the corresponding tax effect and related expenses.

Book value of the Assets and Liabilities disposed:
At March 31, 2008

Property, plant and equipment, net	64,556
Intangible assets, net	295,371
Inventories	173,110
Trade receivables	78,018
Other assets	39,643

Total current and non current assets held for sale	650,698

Deferred tax liabilities	71,434
Customer advances	128,975
Trade payables	54,175
Other liabilities	15,291

Liabilities associated with current and non-current assets held for sale	269,875

 Sale of Dalmine Energie

On December 1, 2006, Tenaris completed the sale of a 75% participation of Dalmine Energie, its Italian supply business, to E.ON Sales and Trading GmbH, a wholly owned subsidiary of E.ON Energie AG (“E.ON”) and an indirect subsidiary of E.ON AG for a purchase price of $58.9 million.

On November 5, 2007, Tenaris completed the sale of its remaining 25% interest in Dalmine Energie to E.ON Sales and Trading GmbH, an indirect subsidiary of E.ON AG (E.ON), for a purchase price of approximately $28 million.

29           Current and non current assets held for sale and discontinued operations (Cont.)

Analysis of the result of discontinued operations:

(i) Income for discontinued operations

(all amounts in thousands of U.S. dollars)	(*) Year ended December 31,
	2008	2007	2006
Income for discontinued operations	16,787	34,492	7,195
After tax gain on disposal of operations	394,323	-	39,985
Net income for discontinued operations	411,110	34,492	47,180

 (*) Corresponds to Pressure Control (years 2008 and 2007) and Dalmine Energie (year 2006) operations

(ii) Net cash flows attributable to discontinued operations

Cash flows provided by operating activities in 2008 and 2007 amounted to $40.7 million and $42.1 million, respectively. Cash flow used in investing activities in 2008 and 2007 amounted to $3.4 million and $8.6 million, respectively. Cash flows used in financing activities in 2007 amounted to $22.0 million. These amounts were estimated only for disclosure purposes, as cash flows from these discontinued operations were not managed separately from other cash flows.

30           Related party transactions

Based on the information most recently available to the Company, as of December 31, 2008:

•	San Faustin N.V. owned 717,440,187 shares in the Company, representing 60.77% of the Company’s capital and voting rights.
•	San Faustín N.V. owned all of its shares in the Company through its wholly-owned subsidiary I.I.I. Industrial Investments Inc.
•
Rocca & Partners S.A. controlled a significant portion of the voting power of San Faustín N.V. and had the ability to influence matters affecting, or submitted to a vote of the shareholders of San Faustín N.V., such as the election of directors, the approval of certain corporate transactions and other matters concerning the company’s policies.

•	There were no controlling shareholders for Rocca & Partners S.A..
•	Tenaris’s directors and executive officers as a group owned 0.2% of the Company’s outstanding shares, while the remaining 39.03% were publicly traded.

Transactions and balances disclosed as with “Associated” companies are those with companies over which Tenaris exerts significant influence or joint control in accordance with IFRS, but does not have control. All other transactions with related parties which are not Associated and which are not consolidated are disclosed as “Other”. The following transactions were carried out with related parties:

	Year ended December 31, 2008
		Associated (1)	Other	Total
(i)	Transactions
	(a) Sales of goods and services
	Sales of goods	74,420	37,636	112,056
	Sales of services	19,444	4,205	23,649
		93,864	41,841	135,705

	(b) Purchases of goods and services
	Purchases of goods	123,704	24,161	147,865
	Purchases of services	125,161	79,037	204,198
		248,865	103,198	352,063

30           Related party transactions (Cont.)

	Year ended December 31, 2007
		Associated (2)	Other	Total
(i)	Transactions
	(a) Sales of goods and services
	Sales of goods	98,141	39,307	137,448
	Sales of services	18,712	5,110	23,822
		116,853	44,417	161,270

	(b) Purchases of goods and services
	Purchases of goods	254,063	27,277	281,340
	Purchases of services	94,152	70,205	164,357
		348,215	97,482	445,697

	Year ended December 31, 2006
		Associated (3)	Other	Total
(i)	Transactions
	(a) Sales of goods and services
	Sales of goods	120,890	56,524	177,414
	Sales of services	18,852	3,664	22,516
		139,742	60,188	199,930

	(b) Purchases of goods and services
	Purchases of goods	103,003	33,930	136,933
	Purchases of services	17,168	80,485	97,653
		120,171	114,415	234,586

	At December 31, 2008
		Associated (1)	Other	Total
(ii)	Year-end balances

	(a) Arising from sales / purchases of goods / services
	Receivables from related parties	50,137	15,504	65,641
	Payables to related parties	(44,470)	(5,974)	(50,444)
		5,667	9,530	15,197

	(b) Financial debt
	Borrowings	(2,294)	-	(2,294)

	At December 31, 2007
		Associated (1)	Other	Total
(ii)	Year-end balances

	(a) Arising from sales / purchases of goods / services
	Receivables from related parties	45,773	8,015	53,788
	Payables to related parties	(61,597)	(7,379)	(68,976)
		(15,824)	636	(15,188)

	(b) Financial debt
	Borrowings (5)	(27,482)	-	(27,482)

30           Related party transactions (Cont.)

	At December 31, 2006
		Associated (4)	Other	Total
(ii)	Year-end balances

	(a) Arising from sales / purchases of goods / services
	Receivables from related parties	25,400	14,429	39,829
	Payables to related parties	(37,920)	(13,388)	(51,308)
		(12,520)	1,041	(11,479)

	(b) Other balances
	Receivables	2,079	-	2,079

	(c) Financial debt
	Borrowings (6)	(60,101)	-	(60,101)

(1) Includes Ternium S.A. and its subsidiaries (“Ternium”), Condusid C.A. (“Condusid”), Finma S.A.I.F (“Finma”), Lomond Holdings B.V. group (“Lomond”), Socotherm Brasil S.A. (“Socotherm”) and Hydril Jindal Internacional Private Ltd.
(2) Includes Ternium, Condusid, Finma, Lomond, Dalmine Energie S.p.A. (“Dalmine Energie”) (until October 2007), Socotherm, Hydril Jindal Internacional Private Ltd. and TMK – Hydril JV.
(3) Includes Ternium, Condusid, Finma (as from September 2006), Lomond (as from October 2006) and Dalmine Energie (as from December 2006).
(4) Includes Ternium, Condusid, Finma, Lomond and Dalmine Energie.
(5) Includes loan from Sidor to Matesi of $26.4 million at December 31, 2007.
(6) Includes loan from Sidor to Matesi of $58.4 at December 31, 2006.

Officers and directors’ compensation

The aggregate compensation of the directors and executive officers earned during 2008, 2007 and 2006 amounts to $22.5 million, $20.0 million and $16.8 million respectively.

31           Principal subsidiaries

The following is a list of Tenaris principal subsidiaries and its direct and indirect percentage of ownership of each controlled company at December 31, 2008, 2007 and 2006.

Company	Country of Organization	Main activity	Percentage of ownership at December 31, (*)
			2008	2007	2006
ALGOMA TUBES INC.	Canada	Manufacturing of seamless steel pipes	100%	100%	100%
CONFAB INDUSTRIAL S.A. and subsidiaries (a)	Brazil	Manufacturing of welded steel pipes and capital goods	40%	39%	39%
DALMINE S.p.A.	Italy	Manufacturing of seamless steel pipes	99%	99%	99%
HYDRIL COMPANY and subsidiaries (except detailed) (b)	USA	Manufacturing of steel products	100%	100%	0%
HYDRIL U.K. LTD.	United Kingdom	Manufacturing of steel products	100%	100%	0%
INVERSIONES BERNA S.A.	Chile	Financial Company	100%	100%	100%
MATESI. MATERIALES SIDERURGICOS S.A.	Venezuela	Production of hot briquetted iron (HBI)	50%	50%	50%
MAVERICK C&P, INC.	USA	Manufacturing of welded steel pipes	100%	100%	100%
MAVERICK TUBE CORPORATION and subsidiaries (except detailed)	USA	Manufacturing of welded steel pipes	100%	100%	100%
MAVERICK TUBE. LLC (e)	USA	Manufacturing of welded steel pipes	100%	100%	100%
NKKTUBES	Japan	Manufacturing of seamless steel pipes	51%	51%	51%

31           Principal subsidiaries (Cont.)

Company	Country of Organization	Main activity	Percentage of ownership at December 31, (*)
			2008	2007	2006
PRUDENTIAL STEEL ULC	Canada	Manufacturing of welded steel pipes	100%	100%	100%
REPUBLIC CONDUIT MANUFACTURING	USA	Manufacturing of welded steel pipes	100%	100%	100%
S.C. SILCOTUB S.A.	Romania	Manufacturing of steel products	100%	99%	99%
SIAT S.A.	Argentina	Manufacturing of welded and seamless steel pipes	82%	82%	82%
SIDERCA S.A.I.C. and subsidiaries (except detailed) (c)	Argentina	Manufacturing of seamless steel pipes	100%	100%	100%
SIDTAM LTD.	British Virgin Islands	Holding Company	100%	100%	100%
TALTA - TRADING E MARKETING SOCIEDADE UNIPESSOAL LDA.	Madeira	Holding Company	100%	100%	100%
TAVSA - TUBOS DE ACERO DE VENEZUELA SA	Venezuela	Manufacturing of seamless steel pipes	70%	70%	70%
TENARIS CONNECTION AG LTD. and subsidiaries (except detailed)	Liechtenstein	Ownership and licensing of steel technology	100%	100%	100%
TENARIS FINANCIAL SERVICES S.A.	Uruguay	Financial Company	100%	100%	100%
TENARIS GLOBAL SERVICES (CANADA) INC.	Canada	Marketing of steel products	100%	100%	100%
TENARIS GLOBAL SERVICES (PANAMA) S.A. - Suc. Colombia	Colombia	Marketing of steel products	100%	100%	100%
TENARIS GLOBAL SERVICES (U.S.A.) CORPORATION	USA	Marketing of steel products	100%	100%	100%
TENARIS GLOBAL SERVICES (UK) LTD.	United Kingdom	Marketing of steel products	100%	100%	100%
TENARIS GLOBAL SERVICES NORWAY A.S.	Norway	Marketing of steel products	100%	100%	100%
TENARIS GLOBAL SERVICES S.A. and subsidiaries (except detailed) (d)	Uruguay	Holding Company and marketing of steel products	100%	100%	100%
TENARIS INVESTMENTS LTD and subsidiaries	Ireland	Holding Company	100%	100%	100%
TUBOS DE ACERO DE MEXICO SA	Mexico	Manufacturing of seamless steel pipes	100%	100%	100%
TUBOS DEL CARIBE LTDA.	Colombia	Manufacturing of welded steel pipes	100%	100%	100%

(*) All percentages rounded.
(a) Tenaris holds 99% of the voting shares of Confab Industrial S.A. Tenaris holds 40% of Confab’s subsidiaries except for Tenaris Confab Hastes de Bombeio S.A.where it holds 70%.
(b) Tenaris holds 100% of Hydril’s subsidiaries except for Technical Drilling & Production Services Nigeria Ltd. where it holds 60%.
(c) Tenaris holds 100% of Siderca’s subsidiaries, except for Scrapservice S.A. where it holds 75%.
(d) Tenaris holds 95% of Tenaris Supply Chain S.A and 95% of Tenaris Saudi Arabia Limited.
(e) Continuing company of Maverick Tube LLC. and Tenaris Hickman L.P.

32           Investment in Ternium: Sidor nationalization process

On December 31, 2008, the Company held 11.46% of the capital stock of Ternium S.A.

On March 31, 2008 Ternium controlled shares representing approximately 59.7% of Sidor’s capital, while Corporación Venezolana de Guayana (“CVG”) (a Venezuelan governmental entity) and Banco de Desarrollo Económico y Social de Venezuela, or BANDES (a bank owned by the Venezuelan government), held approximately 20.4% of Sidor and certain Sidor employees and former employees held the remaining 19.9% interest.

On April 8, 2008, the Venezuelan government announced its intention to take control over Sidor. Following the confirmation of the Venezuelan government’s decision to nationalize Sidor, on April 29, 2008, the National Assembly of Venezuela passed a resolution declaring that the shares of Sidor, together with all of its assets, are of public and social interest. This resolution authorized the Venezuelan government to take any action it may deem appropriate in connection with any such assets, including expropriation.

32           Investment in Ternium: Sidor nationalization process (Cont.)

On May 11, 2008, Decree Law 6058 of the President of Venezuela regulating the steel production activity in the Guayana, Venezuela region, dated April 30, 2008 (the “Decree”) was published. The Decree ordered that Sidor and its subsidiaries and associated companies be transformed into state-owned enterprises (“empresas del estado”), with Venezuela owning not less than 60% of their share capital. The Decree provided for the creation of a committee to negotiate over a 60-day period a fair price for the shares to be transferred to Venezuela.

On July 12, 2008, upon expiration of the above mentioned term, Venezuela, acting through CVG, assumed operational control of Sidor. Following the change in operational control, CVG assumed complete responsibility for Sidor's operations and Sidor's board of directors ceased to function.

The term provided in the Decree for the negotiation of the conditions under which all or a significant part of Ternium’s interest in Sidor will be transferred to Venezuela was extended until August 18, 2008. Negotiations continued even after this additional term expired.  On August 29, 2008, the President of Venezuela publicly stated his rejection to the latest proposal submitted by Ternium as part of their ongoing negotiations. The negotiations were subsequently resumed and continue to be under way. As the date of issuance of these financial statements, Ternium continues to retain formal title over the Sidor shares.

Ternium valued its investment in Sidor at its carrying amount of $1.3 billion. In determining fair value using several valuation techniques, in all cases Ternium concluded that the amount of expected compensation for its Sidor asset would be higher than its carrying amount and, consequently, did not recognize any impairment loss in connection with that asset. Ternium reported, however, that the variability in the range of fair value estimates is significant and the probabilities of the various estimates within that range cannot be reasonably assessed. Accordingly, following the guidance set forth in paragraphs 46(c), AG 80 and AG 81 of IAS 39, Ternium continues to record the Sidor asset at its carrying amount.

33           Subsequent event

Annual Dividend Proposal

On February 25, 2009 the Company’s board of directors proposed, for the approval of the annual general shareholders' meeting to be held on June 3, 2009, the payment of an annual dividend of $0.43 per share ($0.86 per ADS), or approximately $507 million, which includes the interim dividend of $0.13 per share ($0.26 per ADS) paid on November 27, 2008. If the annual dividend is approved by the shareholders, a dividend of $0.30 per share ($0.60 per ADS), or approximately $354 million will be paid. These Consolidated Financial Statements do not reflect this dividend payable.

Tenaris to acquire control of Seamless Pipe Indonesia Jaya

Tenaris has signed an agreement to acquire from Bakrie & Brothers TbK, Green Pipe International Limited and Cakrawala Baru a 77.45% holding in Seamless Pipe Indonesia Jaya (“SPIJ”), an Indonesian OCTG processing business with heat treatment and premium connection threading facilities, for a purchase price of $73.5 million, with $24.9 million being payable as consideration for SPIJ's equity and $48.6 million as consideration for the assignment of certain sellers' loan to SPIJ. SPIJ has an annual processing capacity of 120,000 tons and has had a commercial alliance with Tenaris for more than a decade. SPIJ employs around 500 persons and had revenues of approximately $140 million in 2008.

The acquisition is subject to customary conditions, including regulatory approval and compliance with certain minority shareholder rights.

Ricardo Soler
Chief Financial Officer

Annual Accounts

Luxembourg GAAP as of December 31, 2008

PricewaterhouseCoopers
Société à responsabilité limitée
Réviseur d'entreprises
400 Route d’Esch
Independent Auditor’s report	B.P. 1443
L-1014 Luxembourg
Telephone +352 494848-1
To the Shareholders of	Facsimile +352 494848-2900
Tenaris S.A.	www.pwc.com/lu
info@lu.pwc.com

Report on the annual accounts

We have audited the accompanying annual accounts of Tenaris S.A., which comprise the balance sheet as at December 31, 2008, and the profit and loss account for the year then ended, and a summary of significant accounting policies and other explanatory notes.

Board of Directors’ responsibility for the annual accounts

The Board of Directors is responsible for the preparation and fair presentation of these annual accounts in accordance with Luxembourg legal and regulatory requirements relating to the preparation of the annual accounts. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of annual accounts that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor’s responsibility

Our responsibility is to express an opinion on these annual accounts based on our audit. We conducted our audit in accordance with International Standards on Auditing as adopted by the “Institut des Réviseurs d’Entreprises”. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the annual accounts are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the annual accounts. The procedures selected depend on the Auditor’s judgment, including the assessment of the risks of material misstatement of the annual accounts, whether due to fraud or error. In making those risk assessments, the Auditor considers internal control relevant to the entity’s preparation and fair presentation of the annual accounts in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the Board of Directors, as well as evaluating the overall presentation of the annual accounts.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, these annual accounts give a true and fair view of the financial position of Tenaris S.A. as of December 31, 2008 and of the results of its operations for the year then ended in accordance with Luxembourg legal and regulatory requirements relating to the preparation of annual accounts.

Report on other legal and regulatory requirements

The management report, which is the responsability of the Board of Directors is in accordance with the annual accounts.

PricewaterhouseCoopers S.à r.l.	Luxembourg, April 21, 2009
Réviseur d’entreprises

Represented by

Mervyn R. Martins

Tenaris S.A.
Balance Sheet as at December 31, 2008
(expressed in United States Dollars)

	Note	2008	2007
		USD	USD
ASSETS
Fixed assets
- Intangible assets - Reorganization cost	3	-	267,500
Financial assets
- Shares in subsidiaries and associated companies	5.1	5,178,465,164	5,301,130,193
- Loans to subsidiaries companies	5.2	243,727,300	883,727,300
- Other receivables	4	-	1,038,855
		5,422,192,464	6,186,163,848
Current assets
- Intercompany loans and receivables	6	35,998,143	32,391,204
- Other receivables	4	408,643	3,063,984
- Short term investments	7	204,625,104	612,476
- Cash at banks		90,583	283,821
		241,122,473	36,351,485

Total assets		5,663,314,937	6,222,515,333

LIABILITIES
Shareholders' equity	8
- Subscribed capital		1,180,536,830	1,180,536,830
- Share premium account		609,732,757	609,732,757
- Legal reserve	9	118,053,683	118,053,683
- Retained earnings	10	1,951,369,792	1,019,465,873
- Profit for the financial year		1,223,562,643	1,380,507,915
		5,083,255,705	4,308,297,058
Provisions
- Tax provision	12	513,042	419,485
- Other provisions		659,494	535,000
		1,172,536	954,485
Debts
- Intercompany	13
- due within a year		315,434,121	309,454,458
- due within more than a year		6,250,000	592,006,213
- Borrowings	14
- due within a year		252,607,552	7,826,250
- due within more than a year		-	1,000,000,000
- Accounts payable due within a year		4,595,023	3,976,869
		578,886,696	1,913,263,790

Total liabilities		5,663,314,937	6,222,515,333
The accompanying notes are an integral part of these annual accounts.

Tenaris S.A.
Profit and loss account for the financial year ended December 31, 2008
(expressed in United States Dollars)

	Note	2008	2007
		USD	USD
CHARGES
Amortization of reorganization cost	3	267,500	3,162,504
Administrative and general expenses	15	7,843,048	10,105,755
Value adjustments in respect of financial assets	5.1	72,665,029	-
Interest expense - Intercompany	16	28,300,129	19,459,881
Interest expense - Syndicated loan	14	25,657,583	69,149,634
Cost for issue of debt	4	3,753,050	5,199,406
Realized loss on exchange		81,495	338,833
Other financial results		2,802,000	-
Taxes	12	1,958,553	3,622,001

Profit for the financial year		1,223,562,643	1,380,507,915

Total charges		1,366,891,030	1,491,545,929

INCOME
Dividend income	17	1,338,867,500	1,371,625,117
Gain from transactions with affiliated companies	5.1	-	49,436,049
Interest income - Intercompany	18	26,928,964	39,357,776
Interest income - Third parties	19	968,962	11,041,551
Realized gain on short term investments		64,384	4,498,575
Realized gain on exchange		61,220	15,586,861

Total income		1,366,891,030	1,491,545,929
The accompanying notes are an integral part of these annual accounts.

Tenaris S.A.
Notes to audited annual accounts as at December   31 , 2008

Note 1 – Background and description of the business

Tenaris S.A. (the “Company” or “Tenaris”) was incorporated on December 17, 2001 under the name of Tenaris Holding S.A. as a limited liability company (taking advantage of the law of July 31, 1929, on holding companies) under the laws of Luxembourg. Then, on June 26, 2002, it changed its name to Tenaris S.A.

Tenaris’s objective is to invest mainly in companies that manufacture and market steel tubes and other businesses. Tenaris and its subsidiaries are leading global suppliers of steel tubes and related services for the world’s energy industry and certain other industrial applications.

Tenaris prepares and publishes consolidated financial statements which include further information on Tenaris and its subsidiaries. They are available at the registered office of the Company, 46a avenue John F. Kennedy, L-1855, Luxembourg.

Note 2 – Summary of significant accounting policies

2.1           Accounts

The annual accounts have been prepared in accordance with Luxembourg legal requirements and accounting standards, on a basis consistent to that used in the annual accounts for the financial year ended December 31, 2007.

2.2           Foreign currency translation

Current assets and liabilities denominated in currencies other than the United States dollar (“USD”) are translated into USD at the rate of exchange at the balance sheet date. The resulting gains or losses are reflected in the Profit and loss account for the financial year. Income and expenses in currencies other than the USD are translated into USD at the exchange rate prevailing at the date of each transaction.

2.3           Reorganization cost

Reorganization cost mainly comprised fees for professional services that were incurred in the reorganization process. These costs were fully amortized over a period of five years (see Note 3).

2.4           Financial assets

Shares in subsidiaries and associated companies are stated at cost, adding to the price paid the expenses incidental thereto. In case of other than a temporary decline in the value of an investment, its carrying value will be reduced to recognize this decline. Reductions in the carrying value will be reversed in case of a rise in the value of the investment or when the reasons for the reduction no longer exist.

Loans to subsidiaries companies are stated at amortized cost.

2.5           Short term investments

Short term investments are valued at market value, expressed in USD, at the balance sheet date.

Tenaris S.A.
Notes to audited annual accounts as at December   31 , 2008   (Cont’d)

Note 2 – Summary of significant accounting policies (Cont’d)

2.6           Borrowings

Borrowings are stated at amortized cost. The related transaction costs are initially recognized as an asset included in “Other receivables”, and subsequently amortized over the period of the debt, taking into account prepayments, if any.

Note 3 – Fixed assets – Intangible assets – Reorganization cost

	2008	2007
	USD	USD
Value at the beginning of the financial year	15,800,610	15,800,610

Amortization
- at the beginning of the financial year	15,533,110	12,370,606
- charge of the financial year	267,500	3,162,504
- at the end of the financial year	15,800,610	15,533,110
Net book value at the end of the financial year	-	267,500

Note 4 – Other receivables

	2008		2007
	Current	Non-current	Current	Non-current
	USD	USD	USD	USD
Value at the beginning of the financial year (1)	3,798,103	5,413,609	725,061	2,125,190
Additions (2)	26,354	-	3,073,042	3,288,419
	3,824,457	5,413,609	3,798,103	5,413,609
Amortization of cost for issue of debt
- at the beginning of the financial year	734,119	4,374,754	126,551	-
- charge of the financial year (3)	2,681,695	1,038,855	607,568	4,374,754
- at the end of the financial year	3,415,814	5,413,609	734,119	4,374,754
Net book value at the end of the financial year	408,643	-	3,063,984	1,038,855
(1) corresponds to the deferred costs for issue of debt, except for prepaid expenses included in the short term portion (2008: USD 124,587 and 2007: USD 194,126).
(2) includes the net movement of prepaid expenses during the financial year (2008: positive USD 26,354 and 2007: negative USD 69,539).
(3) amount included in the caption "Cost for issue of debt" in the Profit and loss account for the financial years ended December 31, 2008 and 2007.

Tenaris S.A.
Notes to audited annual accounts as at December   31 , 2008   (Cont’d)

Note 5 – Financial assets

5.1    Shares in subsidiaries and associated companies

Movements of investments in subsidiaries and associated companies during the financial year are as follows:

Company	Country	% of ownership	Book value at 12.31.2007	Additions	Decreases	Book value at 12.31.2008
		(*)	USD	USD	USD	USD
Maverick Tube Corporation	U.S.A.	100.0%	1,790,421,829	-	(72,665,029)	1,717,756,800
Siderca S.A.I.C.	Argentina	100.0%	1,604,950,726	-	-	1,604,950,726
Hydril Company	U.S.A.	100.0%	960,208,982	-	-	960,208,982
Ternium S.A.	Luxembourg	11.5%	459,970,986	-	-	459,970,986
Tubos de Acero de México S.A.	México	100.0%	303,244,203	-	-	303,244,203
Tenaris Investments Limited	Ireland	100.0%	100,010,000	-	(50,000,000)	50,010,000
Tenaris Global Services S.A.	Uruguay	100.0%	63,047,650	-	-	63,047,650
Tenaris Connections A.G.	Liechtenstein	100.0%	11,567,000	-	-	11,567,000
Sidtam Limited	B.V.I.	100.0%	7,702,000	-	-	7,702,000
Talta - Trading e Marketing, Sociedade Unipessoal Lda.	Madeira	100.0%	6,817	-	-	6,817
Shares in subsidiaries and associated companies			5,301,130,193	-	(122,665,029)	5,178,465,164
(*) It represents the equity interest held directly by Tenaris and through any of its subsidiaries.

Hydril Company (“Hydril”)
On May 7, 2007, Tenaris and its wholly owned subsidiary incorporated in February 2007, Hokkaido Acquisition, Inc. (“Hokkaido”) paid USD 2.0 billion to acquire Hydril, a North American manufacturer of premium connections and pressure control products for the oil and gas industry. Pursuant to this acquisition, Hokkaido merged with and into Hydril.

Relating to this transaction the Company accounted for, in the financial year 2007, an acquisition price of USD 960.2 million which comprises USD 950.0 million for a capital contribution to Hokkaido and USD 10.2 million of associated costs.

To finance the acquisition, Tenaris and Hydril entered into syndicated loans of USD 1.7 billion and USD 0.3 billion, respectively, of which USD 0.5 billion were used to refinance an existing loan in the Company (see Note 14). The balance of the acquisition cost was paid out of cash on hand.

Tenaris S.A.
Notes to audited annual accounts as at December 31, 2008 (Cont’d)

On January 28, 2008, Tenaris and Hydril entered into an agreement with General Electric Company

Tenaris S.A.
Notes to audited annual accounts as at December   31 , 2008   (Cont’d)

Note 5 – Financial assets (Cont’d)

5.1    Shares in subsidiaries and associated companies (Cont’d)

Hydril Company (“Hydril”) (Cont’d)
(“GE”) pursuant to which Hydril agreed to sell to GE its pressure control business. On April 1, 2008, the sale was completed for an amount equivalent on a debt-free basis to USD 1.1 billion.

 Tamsider LLC (“Tamsider”)
On November 30, 2007 Tenaris, as the sole member of Tamsider, decided to dissolve and to cause the company to be wound up, liquidated and terminated. Consequently, its remaining assets were distributed to Tenaris. Earlier on June 6, 2007 Tamsider shareholders’ meeting had resolved to decrease its capital through a distribution of USD 137.1 million, to be offset against the Receivables hold by this company with Tenaris.  Related to these transactions Tenaris:

Derecognized the carrying amount of the investment in Tamsider (USD 87.8 million).
Recognized under the caption “Gain from transactions with affiliated companies” in the Profit and loss account for the financial year ended on December 31, 2007 a gain of USD 49.4 million.

Maverick Tube Corporation (“Maverick”)
At December 31, 2008 Tenaris determined that, due to changes in economic and financial market conditions, the carrying value of the shares in Maverick exceeded its recoverable amount. As a consequence, the Company recognized an impairment charge of USD 72.7 million under the caption "Value adjustments in respect of financial assets" in the Profit and loss account for the financial year ended December 31, 2008.

Tenaris Investments Limited
On October 24, 2008 Tenaris received from its subsidiary Tenaris Investments Limited USD 50.0 million, paid out of its distributable reserves, as a repayment of a cash contribution made by Tenaris for a total amount of USD 100.0 million, paid in two equal installments on September 20, 2004 and October 24, 2005. Related to this transaction, Tenaris reduced the carrying amount of the investment in Tenaris Investments Limited.

5.2    Loans to subsidiaries companies

	2008	2007
	USD	USD
Hydril Company	133,727,300	773,727,300
Maverick Tube Corporation	110,000,000	110,000,000
	243,727,300	883,727,300

Tenaris S.A.
Notes to audited annual accounts as at December 31, 2008 (Cont’d)

In connection with Hydril acquisition mentioned in Note 5.1, in May 2007 Tenaris granted a loan to Hokkaido, subsequently merged with and into Hydril, for a nominal amount of USD 806.6 million. This loan accrues interest at Libor plus 1% and is payable in nine equal installments, the first one due in May 2011 and the following eight every six months. This loan is subordinated and subject in right of payment to the obligations of Hydril under the syndicated loan agreement signed by Hydril on April 19, 2007 for a nominal amount of USD 300.0 million. Hydril has partially prepaid the loan as follows: USD 34.0 million on November 19, 2007 (principal: USD 32.9 million and interest: USD 1.1 million); USD 531.2 million on April 28, 2008 (principal: USD 500.0 million and interest: USD 31.2 million) and USD 140.9 million on July 7, 2008 (principal: USD 140.0 million and interest: USD 0.9 million). The outstanding principal amounts to USD 133.7 million.

Tenaris S.A.
Notes to audited annual accounts as at December   31 , 2008   (Cont’d)

Note 5 – Financial assets (Cont’d)

5.2    Loans to subsidiaries companies (Cont’d)

On December 27, 2007, Tenaris used the funds borrowed from Tenaris Financial Services S.A. (see Note 13) to grant a loan to Maverick, for a nominal amount of USD 110.0 million. This loan accrues interest at Libor plus 1%, payable every six months. The aggregate principal amount is payable on December 27, 2012. The loan granted by the Company is subordinated in priority of payment to the loans granted with reference to the syndicated loan agreement dated September 21, 2006 and amended on November 24, 2006, April 20, 2007 and June 15, 2007 entered into by Maverick for a nominal amount of USD 700.0 million.

Note 6 – Intercompany loans and receivables

	2008	2007
	USD	USD
Hydril Company (1)	35,954,504	32,303,357
Maverick Tube Corporation (2)	43,542	87,503
Tenaris Investments Limited	97	188
Tenaris Financial Services S.A.	-	156
	35,998,143	32,391,204
(1) includes the outstanding interests of the loan mentioned in Note 5.2. (2008: USD 3,545,654 and 2007: USD 32,303,357).
(2) corresponds to outstanding interests of the loan mentioned in Note 5.2.

On September 12, 2008, Tenaris granted a loan to Hydril for a nominal amount of USD 32.0 million which accrues interest at Libor plus 1%. The aggregate principal amount as well as interests accrued is due and payable on September 11, 2009. This loan is subordinated and subject in right of payment to the obligations of Hydril under the syndicated loan agreement signed by Hydril on April 19, 2007 for a nominal amount of USD 300.0 million.

Note 7 – Short term investments

	2008	2007
	USD	USD
Liquidity funds	204,563,681	510,081
Time deposits with subsidiaries	61,423	102,395
	204,625,104	612,476

Tenaris S.A.
Notes to audited annual accounts as at December   31 , 2008   (Cont’d)

Note 8 – Shareholders’ equity

Item	Suscribed capital	Share premium account	Legal reserve	Retained earnings	Shareholders' equity
	USD	USD	USD	USD	USD
Balance at the beginning of the financial year	1,180,536,830	609,732,757	118,053,683	2,399,973,788	4,308,297,058
Dividend paid (1)	-	-	-	(295,134,208)	(295,134,208)
Interim dividend (2)	-	-	-	(153,469,788)	(153,469,788)
Profit for the financial year	-	-	-	1,223,562,643	1,223,562,643
Balance at the end of the financial year	1,180,536,830	609,732,757	118,053,683	3,174,932,435	5,083,255,705

(1) As approved by the ordinary shareholders' meeting held on June 4, 2008.
(2) As approved by the board of directors' meeting held on November 6, 2008 (see Note 11).

The authorized capital of the Company amounts to USD 2.5 billion. The total authorized share capital of the Company is represented by 2,500,000,000 shares with a par value of USD 1 per share. The total capital issued and fully paid-up at December 31, 2008 was 1,180,536,830 shares with a par value of USD 1 per share.

The board of directors is authorized until August 2, 2012 to increase the issued share capital, through issues of shares within the limits of the authorized capital.

Note 9 – Legal reserve

In accordance with Luxembourg law, the Company is required to set aside a minimum of 5% of its annual net profit for each financial year to a legal reserve. This requirement ceases to be necessary once the balance on the legal reserve has reached 10% of the issued subscribed capital. The Company’s reserve has already reached this 10%. The legal reserve is not available for distribution to the shareholders.

Note 10 – Retained earnings

Dividends may be paid by Tenaris upon the ordinary shareholders’ meeting’s approval to the extent distributable retained earnings exist.

At December 31, 2008, the retained earnings and profit for the financial year of Tenaris under Luxembourg law totalled USD 3.2 billion.

Note 11 – Interim dividend paid

Tenaris S.A.
Notes to audited annual accounts as at December 31, 2008 (Cont’d)

In November 2008, the Company paid an interim dividend of USD 153.5 million based on the board of director’s decision of November 6, 2008 and in compliance with the conditions set out in the amended law of August 10, 1915 on commercial companies regarding the payment of interim dividends.

Tenaris S.A.
Notes to audited annual accounts as at December   31 , 2008   (Cont’d)

Note 12 – Taxes

The Company is subject to the tax regime applicable to billionaire holdings as defined by the law dated July 31, 1929.

Following a previously announced decision by the European Commission, the Grand-Duchy of Luxembourg has terminated its 1929 holding company regime, effective January 1, 2007. However, under the implementing legislation, pre-existing publicly listed companies -including Tenaris- will be entitled to continue benefiting from their current tax regime until December 31, 2010.

In addition to the corresponding charge of the above mentioned tax regime, the Company included the withholding taxes on dividends received, amounting to USD 1.3 million and USD 3.0 million, under the caption “Taxes” in the Profit and loss account for the financial years ended December 31, 2008 and 2007, respectively.

Note 13 – Debts – Intercompany

	2008	2007
	USD	USD
- due within a year
Accounts payable	1,608,051	1,199,924
Overdrafts and interests payable to subsidiaries	2,709	-
Loans for acquisition of shares in subsidiaries companies (1)	313,823,361	214,628,087
Other loans (2)	-	93,626,447
	315,434,121	309,454,458

- due within more than a year
Loans for acquisition of shares in subsidiaries companies (1)	6,250,000	482,006,213
Other loans (2)	-	110,000,000
	6,250,000	592,006,213

(1) Terms and conditions of Loans for acquisition of shares in subsidiaries companies:
			2008		2007
Lender	Due	Interest rate (*)	Current	Non-current	Current	Non-current
			USD	USD	USD	USD
Siderca International ApS	2009	L + 0.35%	220,715,607	-	213,341,605	-
Techint Investments Netherlands B.V.	2011	L + 0.50%	67,971	6,250,000	86,568	6,250,000
Tenaris Financial Services S.A. (a)	2012	L + 0.35%	93,039,783	-	289,136	410,000,000
Tenaris Financial Services S.A.	2011	L + 0.50%	-	-	910,778	65,756,213
Loans for acquisition of shares in subsidiaries companies			313,823,361	6,250,000	214,628,087	482,006,213
(*) L: LIBOR
(a) In January 2009, the Company fully prepaid this loan. Consequently, as at December 31, 2008, the outstanding principal amount was classified as current.

 Note 13 – Debts – Intercompany (Cont’d)

(2) Terms and conditions of Other loans:
			2008		2007
Lender	Due	Interest rate (*)	Current	Non-current	Current	Non-current
			USD	USD	USD	USD
Tenaris Financial Services S.A.	2008	L + 0.25%	-	-	93,548,874	-
Tenaris Financial Services S.A.	2012	L + 0.35%	-	-	77,573	110,000,000
Other loans			-	-	93,626,447	110,000,000
(*) L: LIBOR

During the financial year Tenaris:

Partially prepaid the loan granted by Tenaris Financial Services S.A. on December 27, 2007 for a principal amount of USD 410.0 million. The outstanding principal amounts to USD 93.0 million.
Fully prepaid the loan granted by Tenaris Financial Services S.A. on October 5, 2006 for a principal amount of USD 65.8 million.
Paid the loan granted by Tenaris Financial Services S.A. on November 20, 2007 for a principal amount of USD 93.0 million.
Fully prepaid the loan granted by Tenaris Financial Services S.A. on December 27, 2007 for a principal amount of USD 110.0 million.

Note 14 – Borrowings

	2008	2007
	USD	USD
- due within a year
Principal - short term portion	250,000,000	-
Interest accrued	2,607,552	7,826,250
	252,607,552	7,826,250

- due within more than a year
Principal - long term portion	-	1,000,000,000
	-	1,000,000,000

Tenaris S.A.
Notes to audited annual accounts as at December   31 , 2008   (Cont’d)

It corresponds to the outstanding amounts relating to the syndicated loan agreement entered into by the Company to finance the acquisition of Hydril (explained in Note 5.1) and to refinance an existing loan in the Company.

Tenaris S.A.
Notes to audited annual accounts as at December   31 , 2008   (Cont’d)

Note 14 – Borrowings (Cont’d)

This loan agreement comprised two tranches under the following terms:

	Tranche A	Tranche B
Principal	USD 1.0 billion	USD 0.7 billion
Interest rate (*)	L + 0.365% for the first 2 years, and thereafter L + 0.5%	L + 0.45%
Term	2 years or 5 years, subject to Tenaris' decision	5 years
Repayment	1 installment, due in 2 years; or 7 equal installments, the 1st one due in May 2009 and the following 6 due every 6 months	9 equal installments, the 1st one due in May 2008 and the following 8 due every 6 months
(*) L: LIBOR

On November 8, 2007 the Company prepaid USD 720.8 million corresponding to the outstanding principal amount of tranche B together with the interest accrued thereon to such date. Additionally, the Company has partially prepaid the tranche A as follows: USD 526.4 million on May 8, 2008 (principal: USD 500.0 million and interest: USD 26.4 million) and USD 251.1 million on July 8, 2008 (principal: USD 250.0 million and interest: USD 1.1 million).

The main covenants on this loan agreement are limitations on liens and encumbrances, limitations on the sale of certain assets, restrictions on investments and compliance with financial ratios (e.g., leverage ratio and debt service coverage ratio calculated in the Company’s consolidated and unconsolidated financial statements, respectively). As at December 31, 2008, Tenaris was in compliance with all of its covenants.

In addition, the Company’s syndicated loan agreement was secured with a pledge of 100% of Hydril’s shares, percentage to be reduced proportionally immediately upon each payment or prepayment under this agreement and to be completely released immediately after the aggregate outstanding principal amount of the loan is less than or equal to USD 600.0 million. As a result of Company’s prepayments, the pledge of Hydril’s shares has been released and restrictions on payments of dividends, repurchase or redemption of shares under the Company’s syndicated loan are not applicable.

Note 15 – Administrative and general expenses

	2008	2007
	USD	USD
Services and fees	2,446,032	4,730,244
Board of director's accrued fees	4,510,150	4,435,371
Labor cost	131,574	121,474
Others	755,292	818,666
	7,843,048	10,105,755

Tenaris S.A.
Notes to audited annual accounts as at December   31 , 2008   (Cont’d)

Note 16 – Interest expense – Intercompany

During the financial year, the Company accrued the following interest from its debts and overdrafts with subsidiaries:

	2008	2007
	USD	USD
Tenaris Financial Services S.A.	20,661,257	5,004,938
Siderca International ApS	7,374,002	11,298,226
Techint Investments Netherlands B.V.	264,845	367,464
Tenaris Investments Limited	25	258,438
Dalmine SpA	-	1,572,998
Tamsider LLC	-	957,817
	28,300,129	19,459,881

Note 17 – Dividend income

During the financial year, the Company received the following dividends from its subsidiaries and associated companies:

	2008	2007
	USD	USD
Talta - Trading e Marketing, Sociedade Unipessoal Lda.	400,000,000	31,540,185
Siderca S.A.I.C.	364,606,197	675,203,612
Tubos de Acero de México S.A.	301,975,184	427,671,301
Tenaris Global Services S.A.	200,000,000	100,000,000
Tenaris Connections A.G.	32,078,043	74,347,493
Tenaris Investments Limited	20,000,000	39,000,000
Ternium S.A.	11,485,660	11,485,660
Sidtam Ltd.	8,722,416	12,376,866
	1,338,867,500	1,371,625,117

Note 18 – Interest income – Intercompany

During the financial year, the Company accrued the following interest from its loans to and time deposits with subsidiaries:

	2008	2007
	USD	USD
Hydril Company	21,281,199	33,428,936
Maverick Tube Corporation	5,512,777	87,504
Tenaris Global Services S.A.	129,175	1,155,803
Tenaris Investments Limited	5,446	8,149
Tenaris Financial Services S.A.	367	6,784

Tenaris S.A.
Notes to audited annual accounts as at December 31, 2008 (Cont’d)

Talta - Trading e Marketing, Sociedade Unipessoal Lda.	-	4,670,600
	26,928,964	39,357,776

Tenaris S.A.
Notes to audited annual accounts as at December   31 , 2008   (Cont’d)

Note 19 – Interest income – Third parties

During the financial year, the Company accrued the following interest from its short term investments:

	2008	2007
	USD	USD
Liquidity funds	931,500	10,997,426
Others	37,462	44,125
	968,962	11,041,551

Note 20 – Contingencies and Off balance sheet commitments

Maverick litigation
On December 11, 2006, The Bank of New York (“BNY”), as trustee for the holders of Tenaris’s subsidiary Maverick 2004 4% Convertible Senior Subordinated Notes due 2033 issued pursuant to an Indenture between Maverick and BNY (“Noteholders”), filed a complaint against Maverick and Tenaris in the United States District Court for the Southern District of New York. The complaint alleges that Tenaris’s acquisition of Maverick triggered the “Public Acquirer Change of Control” provision of Indenture, asserting breach of contract claim against Maverick for refusing to deliver the consideration specified in the “Public Acquirer Change of Control” provision of the Indenture to Noteholders who tendered their notes for such consideration. This complaint seeks a declaratory judgement that Tenaris’s acquisition of Maverick was a “Public Acquirer Change of Control” under the Indenture, and asserts claims for tortuous interference with contract and unjust enrichment against Tenaris. Defendants filed a motion to dismiss the complaint, or in the alternative, for summary judgment on March 13, 2007. Plaintiff filed a motion for partial summary judgment on the same date. On January 25, 2008, Law Debenture Trust Company of New York, “Law Debenture” (as successor to BNY as trustee under the Indenture) was substituted for BNY as plaintiff.

On October 15, 2008, the court denied Law Debenture’s motion for partial summary judgment and granted defendants’ motion for summary judgment dismissing the complaint in its entirety. On November 20, 2008, Law Debenture filed a notice of appeal in the United States Court of Appeals for the Second Circuit.

Tenaris believes that these claims are without merit. Accordingly, no provision was recorded in these annual accounts. Were plaintiff to prevail, Tenaris estimates that the recovery would be approximately USD 50.0 million, plus interest.

Customer Claim
A lawsuit was filed on September 6, 2007, against three Tenaris’ subsidiaries, alleging negligence, gross negligence and intentional acts characterized as fraudulent inducement concerning allegedly defective well casing. Plaintiff alleged the complete loss of one natural gas production well and formation damage that precludes further exploration and production at the well site. The lawsuit was subsequently amended to add the Company and other of its subsidiaries as defendants and to change the claims to be breach of contract and fraud. On October 22, 2008, the Plaintiff again amended its petition to add new counts (including strict liability) and increase its prayer for damages to USD 245.0 million, plus punitive damages, treble damages and attorney fees. Each petition was tendered to a Tenaris subsidiary insurer, and the Tenaris subsidiary received the insurer’s agreement to provide a defense.

Tenaris S.A.
Notes to audited annual accounts as at December   31 , 2008   (Cont’d)

The insurer has reserved its rights with respect to its indemnity obligations. The case is set for trial on June 9, 2009. A provision in the amount of USD 2.3 million has been recorded by a Tenaris subsidiary.

Tenaris S.A.
Notes to audited annual accounts as at December   31 , 2008   (Cont’d)

Note 20 – Contingencies and Off balance sheet commitments (Cont’d)

Maverick Convertible Senior Subordinated Notes’ guarantee
In addition to the covenants of the syndicated loan agreement mentioned in Note 14, and as result of the Maverick acquisition, the Company has fully and unconditionally guaranteed to each holder of 1.875% Convertible Senior Subordinated Notes (the “Notes”) issued by Maverick on November 15, 2005 and due in 2025, the due and punctual payment of the principal of and any premium and interest on such Notes.

Note 21 – Parent Company

Based on the information most recently available to the Company, as of December 31, 2008:

San Faustín N.V. owned 717,440,187 shares in the Company, representing 60.77% of the Company’s capital and voting rights.
San Faustín N.V. owned all of its shares in the Company through its wholly-owned subsidiary I.I.I. Industrial Investments Inc.
Rocca & Partners S.A. controlled a significant portion of the voting power of San Faustín N.V. and had the ability to influence matters affecting, or submitted to a vote of the shareholders of San Faustín N.V., such as the election of directors, the approval of certain corporate transactions and other matters concerning the company’s policies.
There were no controlling shareholders for Rocca & Partners S.A.
Tenaris’s directors and executive officers as a group owned 0.2% of the Company’s outstanding shares, while the remaining 39.03% were publicly traded.

Note 22 – Subsequent events

Dividends received
On January 8, 2009 Tenaris received a dividend payment from its subsidiaries Sidtam Limited (USD 5.5 million) and Tubos de Acero de México S.A. (USD 191.5 million).

Annual Dividend Proposal
On February 25, 2009 the Company’s board of directors proposed, for the approval of the annual general shareholders' meeting to be held on June 3, 2009, the payment of an annual dividend of USD 0.43 per share (USD 0.86 per ADS), or approximately USD 507.6 million, which includes the interim dividend of USD 0.13 per share (USD 0.26 per ADS) paid on November 27, 2008. If the annual dividend is approved by the shareholders, a dividend of USD 0.30 per share (USD 0.60 per ADS), or approximately USD 354.1 million will be paid. These annual accounts do not reflect this dividend payable.

Ricardo Soler Chief Financial Officer

Corporate Information

Registered
Office
46A, avenue John F. Kennedy
L-1855 Luxembourg
(352) 26 47 89 78 tel
(352) 26 47 89 79 fax

Principal Offices
Av. L. N. Alem 1067 27th Floor
(C1001AAF) Buenos Aires, Argentina
(54) 11 4018 4100 tel
(54) 11 4018 1000 fax

2200 West Loop South, Suite 800
Houston, TX 77027, USA
(1) 713 767 4400 tel
(1) 713 767 4444 fax

Piazza Caduti 6 Luglio 1944, 1
24044 Dalmine (Bergamo), Italy
(39) 035 560 1111 tel
(39) 035 560 3827 fax

Edificio Parque Reforma
Campos Elíseos 400 17th Floor
11560 Mexico, D.F.
(52) 55 5282 9900 tel
(52) 55 5282 9961 fax

Investor Relations Director
Giovanni Sardagna

General Inquiries
investors@tenaris.com

Phones
USA 1 888 300 5432
Argentina (54) 11 4018 4020
Italy (39) 02 4384 7654
Mexico (52) 55 5282 9929

Stock Information
New York Stock Exchange (TS)
Bolsa Mexicana de Valores, S.A. de C.V. (TS)
Mercado de Valores de Buenos Aires (TS)
Mercato Telematico Azionario (TEN)

ADS Depositary Bank
The Bank of New York
CUSIP No. 88031M019

Internet
www.tenaris.com